 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1994

                                                  REGISTRATION NO. 33-51567

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                           RIGGS NATIONAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                                             52-1217953
                                                          (I.R.S. EMPLOYER
     (STATE OR OTHER                                   IDENTIFICATION NUMBER)
     JURISDICTION OF
    INCORPORATION OR
      ORGANIZATION)

                       1503 PENNSYLVANIA AVENUE, N.W.
                           WASHINGTON, D.C. 20005
                                (202) 835-6000
             (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
      INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

 DAVID LESSER, ESQ. GENERAL COUNSEL RIGGS NATIONAL CORPORATION 800 17TH STREET,
                   N.W. WASHINGTON, D.C. 20006 (202) 835-5345
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                   COPIES TO:
          DAVID B. HARMS, ESQ.                     LEE MEYERSON, ESQ.
          SULLIVAN & CROMWELL                  SIMPSON THACHER & BARTLETT
            125 BROAD STREET                      425 LEXINGTON AVENUE
          NEW YORK, N.Y. 10004                    NEW YORK, N.Y. 10017

                               ----------------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:

From time to time after the effective date of this registration statement.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE + +SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE + +TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT + +CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,       +
+SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF SUCH STATE.                                      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 13, 1994

PROSPECTUS

                                  $125,000,000

                           RIGGS NATIONAL CORPORATION

                          SUBORDINATED DEBT SECURITIES

  Riggs National Corporation (the "Company") may offer from time to time subordinated debt securities in one or more series (the "Debt Securities") at an aggregate initial offering price not to exceed $125,000,000, on terms to be determined at the time of sale. The specific title, aggregate principal amount, maturity, rate and time of payment of interest (if any), purchase price, any terms for redemption and any other special terms of a specific offering of Debt Securities ("Offered Debt Securities") will be set forth in a supplement to this Prospectus ("Prospectus Supplement"). If so indicated in the applicable Prospectus Supplement, Offered Debt Securities may be represented in whole or in part by one or more global securities ("Global Securities") registered in the name of The Depository Trust Company (the "Depository") or a nominee thereof.

  The Debt Securities will be subordinated to all existing and future Senior Indebtedness and, under certain circumstances, Other Financial Obligations of the Company (as such terms are defined herein). Unless otherwise indicated in the applicable Prospectus Supplement, the maturity of the Debt Securities will be subject to acceleration only in the case of certain events of bankruptcy, insolvency or reorganization of the Company. See "Description of Debt Securities."

  The Debt Securities may be sold to underwriters (which may include Dillon, Read & Co. Inc. and Friedman, Billings, Ramsey & Co., Inc.) for public offering pursuant to terms of offering described in the applicable Prospectus Supplement. In addition, the Debt Securities may be sold to purchasers directly by the Company or through agents designated from time to time by the Company. If any underwriters or agents are involved in the sale of the Offered Debt Securities, their names and any applicable fee, commission or discount arrangements with them will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

  SEE "RISK FACTORS AND SPECIAL CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY POTENTIAL INVESTORS IN THE DEBT SECURITIES.

                                  -----------

THE DEBT SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT IN-SURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

  This Prospectus may not be used to consummate sales of Offered Debt Securities unless accompanied by a Prospectus Supplement.

              The date of this Prospectus is January  , 1994

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy and information statements and other information can be inspected and copied at the aforementioned public reference facilities and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in and made part of this
Prospectus:

  (1) Annual Report on Form 10-K for the year ended December 31, 1992, as amended by Forms 10-KA dated July 2, 1993, September 21, 1993, October 4, 1993 and October 26, 1993;

  (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1993, as amended by Forms 10-QA dated July 2, 1993, September 21, 1993 and October 27, 1993;

  (3) Proxy Statement for the Annual Meeting of Shareholders dated April 19,
      1993;

  (4) Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, as amended by Forms 10-QA dated September 21, 1993 and October 27, 1993;

  (5) Current Reports on Form 8-K dated October 27, 1993 and December 21, 1993; and

  (6) Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, amended by Form 10-QA dated December 7, 1993.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the completion of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents are filed. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). Written or oral requests should be directed to Alexander C. Baker, Secretary, Riggs National Corporation, 808 17th Street, N.W., Washington, D.C. 20006, telephone number
(202) 835-4987.

                               PROSPECTUS SUMMARY

  The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Prospectus.

                                  THE COMPANY

  Riggs National Corporation is a multi-bank holding company with consolidated assets of $4.7 billion, consolidated deposits of $3.9 billion and consolidated stockholders' equity of $158 million as of September 30, 1993. Based on total assets at June 30, 1993, the Company is the 88th largest bank holding company in the United States and the largest bank holding company headquartered in Washington, D.C.

  The Company, through its bank and non-bank subsidiaries, provides banking, trust, investment advisory and other financial services to selected domestic and international markets. The Company serves the metropolitan Washington, D.C. area through its three bank subsidiaries in Washington, D.C., Maryland and Virginia. Its principal subsidiary, The Riggs National Bank of Washington, D.C. ("Riggs-Washington"), had consolidated assets of $4.1 billion as of September 30, 1993. The Company also has subsidiaries in Miami, London, Paris, Hong Kong, Nassau, Gibraltar and Geneva.

  Riggs-Washington is the only independent commercial bank with assets in excess of $4 billion that is headquartered in Washington, D.C. As of March 31, 1993, Riggs-Washington had the largest share of commercial bank deposits in Washington, D.C., at approximately 37%, based upon a recent study by the graduate school of business administration at the University of Virginia, which included the pro forma effects of the announced and pending mergers between banks in the Washington, D.C. area. The Company believes that it enjoys a highly respected position in Washington, D.C. because of its local management, name recognition and commitment to the community, which has resulted in its leading deposit share. In addition, the Company has developed an international business serving foreign embassies and missions and significant trust/private banking operations in the Washington, D.C. area.

                              RECENT DEVELOPMENTS

OCTOBER EQUITY SALE

  On October 21, 1993, as part of the strategic initiatives announced by the Company in the second quarter of 1993 and described herein, the Company issued and sold 4,000,000 shares of its 10.75% Noncumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock") and 5,000,000 shares of its Common Stock, par value $2.50 per share ("Common Stock"), to certain investors in transactions exempt from the registration requirements of the Securities Act (the "October Equity Sale"). The shares of Series B Preferred Stock and Common Stock were sold for $25 per share and $7.75 per share, respectively. The net proceeds to the Company from the October Equity Sale (after deducting placement agent fees and related estimated expenses) were approximately $132 million. Adjusted for the estimated net proceeds from the transaction, the Company's pro forma risk-based capital and leverage ratios at September 30, 1993 were as follows: Tier 1--10.85%, Combined Tier 1 and Tier 2--16.98% and Leverage-- 5.73%.

1993 FOURTH QUARTER

  For the quarter ending December 31, 1993, the Company reported net income of $3.1 million (compared to a loss of $24.1 million for the fourth quarter of 1992). These results were attributable largely to reduced provisions for loan losses during the quarter ($2.1 million compared to $27.3 million during the fourth quarter of 1992). The Company also reported that, between September 30 and December 31, 1993, nonperforming assets declined by $60 million. More than half of the fourth quarter reduction in nonperforming assets resulted from repayments. As of December 31, 1993, the Company's nonperforming assets were at their lowest level in more than three years.

RECENT STRATEGIC INITIATIVES

  The Company has responded to recent financial difficulties by undertaking a series of strategic initiatives that management believes will restore the Company to financial soundness and profitability (although there can be no assurance that such initiatives will achieve these goals). These measures include: (1) the appointment of Paul M. Homan as President and Chief Executive Officer of Riggs-Washington and the addition of other experienced senior management; (2) the announcement and implementation of a financial restructuring plan which includes increased reserves to facilitate the disposition of problem assets as well as exiting unprofitable lines of business; (3) the raising of approximately $132 million of new equity in the October Equity Sale; (4) a restructuring of the Company's London operations to address the potential risk in the loan and other real estate owned portfolios;
(5) the creation of a Special Assets Group to focus on problem assets; (6) the implementation of "BankStart '93," a comprehensive, corporate-wide project designed to make the Company more cost efficient and operationally effective; and (7) the implementation of a broad strategy designed to create a "Super Community Bank" that will grow banking operations, redeploy liquid assets into higher yielding loans and enhance long-term profitability. See "Risk Factors and Special Considerations."

                                  THE OFFERING

The Debt Securities...........  The Debt Securities will be obligations of the
                                Company limited to $125,000,000 in aggregate initial offering price, and may be issued in one or more series pursuant to the Indenture described below. The Debt Securities may be offered for sale in a single offering or from time to time in more than one offering.


General Terms.................  The specific title, aggregate principal amount, maturity, rate and time of payment of interest (if any), purchase price, any terms for redemption, any foreign currency of payment or denomination and other special terms of a specific series of Offered Debt Securities will be set forth in a Prospectus Supplement relating to such securities. If so indicated in the applicable Prospectus Supplement, Offered Debt Securities may be represented in whole or in part by one or more Global Securities registered in the name of the Depository or a nominee thereof.


Rank..........................  Unless otherwise indicated in the applicable
                                Prospectus Supplement, the Debt Securities will be unsecured and subordinated in right of payment to all existing and future Senior Indebtedness of the Company and, in certain circumstances, all existing and future Other Financial Obligations of the Company. As of September 30, 1993, the Company had no Senior Indebtedness and no Other Financial Obligations outstanding. In addition, the Debt Securities will be effectively subordinated in right of payment to all indebtedness of the Company's subsidiaries. The Indenture (as defined below) will contain no limitation on the incurrence of additional indebtedness (including additional Senior Indebtedness and Other Financial Obligations) by the Company or on the incurrence of additional indebtedness by its subsidiaries. See "Description of the Debt Securities--Subordination."

Limited Rights of
Acceleration..................  Unless otherwise indicated in the applicable
                                Prospectus Supplement, payment of the principal of the Debt Securities may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of default in the performance of any obligation of the Company under the Indenture or the Debt Securities, including any obligation to pay principal or interest. See "Description of the Debt Securities--Events of Default and Limited Rights of Acceleration."



Indenture.....................  The Debt Securities are to be issued under the
                                Indenture (the "Indenture"), to be dated as of January 1, 1994, between the Company and The Bank of New York, as Trustee (the "Trustee").


                                USE OF PROCEEDS

  The Company currently intends to use the net proceeds from the sale of the Debt Securities to redeem approximately $120.7 million of outstanding subordinated debt of the Company. See "Use of Proceeds."

                    RISK FACTORS AND SPECIAL CONSIDERATIONS

  An investment in the Debt Securities involves substantial risks which should be considered by prospective purchasers of the Debt Securities. See "Risk Factors and Special Considerations."

                             SUMMARY FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                            NINE MONTHS ENDED
                              SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                          -----------------------  ---------------------------------------------------------
                             1993         1992        1992        1991        1990        1989       1988
                          -----------------------  ----------  ----------  ----------  ---------- ----------
CONSOLIDATED SUMMARY OF
 INCOME:
 Interest Income........  $   195,035  $  258,350  $  327,540  $  474,815  $  649,010  $  621,200 $  505,625
 Interest Expense.......       95,384     152,531     189,604     319,719     476,397     442,099    342,146
                          -----------  ----------  ----------  ----------  ----------  ---------- ----------
 Net Interest Income....       99,651     105,819     137,936     155,096     172,613     179,101    163,479
 Less: Provision for
  Loan Losses...........       59,141      23,462      49,789      43,525     105,508       5,588      1,176
                          -----------  ----------  ----------  ----------  ----------  ---------- ----------
 Net Interest Income
  after Provision for
  Loan Losses...........       40,510      82,357      88,147     111,571      67,105     173,513    162,303
 Noninterest Income
  Excluding Securities
  Gains.................       67,486      68,123      96,200      92,961      78,179      65,144     56,861
 Securities Gains
  (Losses), Net.........       23,925      34,798      34,213      13,692       1,263       8,285        (96)
 Provision for Losses on
  Accelerated
  Disposition of Real
  Estate Assets.........          --          --          --       49,800         --          --         --
 Noninterest Expense....      223,655     182,398     240,681     240,501     237,177     189,910    165,326
                          -----------  ----------  ----------  ----------  ----------  ---------- ----------
 Income (Loss) before
  Taxes and
  Extraordinary Item....      (91,734)      2,880     (22,121)    (72,077)    (90,630)     57,032     53,742
 Applicable Income Tax
  (Benefit) Expense.....        5,558       (129)      (1,069)     (6,130)    (29,413)     17,609     16,726
                          -----------  ----------  ----------  ----------  ----------  ---------- ----------
 Income (Loss) before
  Extraordinary Item,
  Net of Taxes..........      (97,292)      3,009     (21,052)    (65,947)    (61,217)     39,423     37,016
 Extraordinary Item--Net
  of Taxes(1)...........          --          --          --        2,486       4,569         --         --
                          -----------  ----------  ----------  ----------  ----------  ---------- ----------
 Net Income (Loss)......  $   (97,292) $    3,009  $  (21,052) $  (63,461) $  (56,648) $   39,423 $   37,016
                          ===========  ==========  ==========  ==========  ==========  ========== ==========
PER COMMON SHARE:
 Net Income (Loss)......  $     (3.90) $     0.12  $    (0.86) $    (4.61) $    (4.11) $     2.86 $     2.54
 Book Value (at period
  end)..................         5.50       10.13        8.98       14.88       20.16       24.85      23.41
 Average Shares Out-
  standing(2)...........   25,222,014  24,303,072  24,534,063  13,777,014  13,777,014  13,777,014 14,594,131
CONSOLIDATED BALANCES AT
 PERIOD END:
 Total Assets...........  $ 4,672,922  $5,357,251  $5,077,522  $5,535,803  $7,050,602  $7,337,187 $7,001,910
 Reserve for Loan Loss-
  es....................       80,869      74,520      83,307     103,674     108,887      39,863     49,038
 Nonaccrual and Renego-
  tiated Loans..........      158,274     165,220     173,880     231,836     158,789       4,504     24,950
 Other Real Estate
  Owned.................      112,732     134,450     131,892      99,275     120,207      37,963        787
                          -----------  ----------  ----------  ----------  ----------  ---------- ----------
 Total Nonperforming As-
  sets(3)...............      271,006     299,670     305,772     331,111     278,996      42,467     25,737
 Loans, Net of Unearned
  Discount and Deferred
  Fees..................    2,105,572   2,354,609   2,137,706   2,992,693   3,791,256   3,808,760  3,562,831
 Total Deposits.........    3,934,289   4,630,312   4,437,598   4,912,372   6,110,594   5,976,934  5,537,275
 Long-Term Debt.........      213,325     213,325     213,325     232,127     245,897     308,914    223,175
 Stockholders' Equity...      157,673     274,565     245,420     204,979     277,697     342,332    322,476
RATIO OF EARNINGS TO
 FIXED CHARGES(4):
 Including Interest on
  Deposits..............          --        1.02x         --          --          --        1.13x      1.16x
 Excluding Interest on
  Deposits..............          --        1.19x         --          --          --        1.84x      2.12x
CAPITAL RATIOS AT PERIOD
 END:
 Combined Tier 1 and
  Tier 2 Risk-Weighted..        11.01%      15.05%      14.70%      10.46%      10.79%        N/A        N/A
 Tier 1 Risk-Weighted...         5.78        8.60        8.31        5.23        5.39         N/A        N/A
 Leverage...............         3.02        4.93        4.60        3.57        3.80         N/A        N/A
SELECTED PRO FORMA DATA
 AT SEPTEMBER 30, 1993(5):
 Book Value Per Common
  Share.................  $      5.81
 Number of Shares Out-
  standing..............   30,222,014
 Capital Ratios:
 Combined Tier 1 and
  Tier 2 Risk-Weighted..        16.98%
 Tier 1 Risk-Weighted...        10.85
 Leverage...............         5.73
 Stockholder's Equity to
  Total Assets..........         6.03

- --------

(1) During 1991 and 1990, the Company purchased, on the open market at a discount, $13.2 million and $33.5 million principal amount of its subordinated long-term debt, which resulted in extraordinary gains.
(2) The Company purchased 900,798 shares of its common stock in the fourth quarter of 1988.
(3) Nonperforming assets consist of nonaccrual loans, renegotiated loans, other real estate owned (net of reserves) and, for the period from September 30, 1991 through the second quarter of 1992, assets subject to accelerated disposition (net of reserves).

(4) Earnings include the consolidated earnings of the national banking subsidiaries, which may not be available (due to legal limitations on the sources and amount of dividends national banks are permitted to pay their parent companies) to cover fixed charges of the holding company. See "Risk Factors and Special Considerations--Holding Company Liquidity" Fixed charges include interest on long-term debt of the holding company. During the nine month period ended September 30, 1993 and the years ended December 31, 1992, 1991 and 1990, earnings were insufficient to cover fixed charges (including interest on deposits) and preferred stock dividend requirements by $92.8 million, $22.8 million, $72.1 million and $90.6 million, respectively.

(5) Adjusted to give effect, as of September 30, 1993, to the October Equity Sale and the investment of the net proceeds thereof (approximately $132 million) in short-term money market assets, which have been risk-weighted at 20% for purposes of capital ratio calculations. No effect is given to any offering of Debt Securities or any repayment of outstanding subordinated debt. See "Capitalization."

                    RISK FACTORS AND SPECIAL CONSIDERATIONS

  An investment in the Company involves substantial risks, including those described below, and other considerations that should be carefully reviewed by investors prior to the purchase of the Debt Securities offered hereby.

CONTINUED LOSSES AND NONPERFORMING ASSETS

  The Company has experienced and continues to experience serious financial and operational difficulties, principally as a result of deterioration in its domestic commercial real estate portfolio (which is concentrated in the greater Washington, D.C. metropolitan area) and in the commercial real estate and corporate loan portfolios of Riggs AP Bank Limited ("Riggs AP") and the London branch of Riggs-Washington (collectively, the "London Operations"). The Company reported net losses of $56.6 million in 1990, $63.5 million in 1991, $21.1 million in 1992 and $97.3 million for the nine months ended September 30, 1993. These results included provisions for loan losses of $105.5 million in 1990, $43.5 million in 1991, $49.8 million in 1992 and $59.1 million in the nine months ended September 30, 1993. During these same periods, the Company had net charge-offs of $37.5 million, $35.6 million, $67.0 million and $61.6 million, respectively. Of the total net charge-offs for these periods of $201.7 million, $65.6 million was associated with the London Operations.

  Nonperforming assets, which include nonaccrual loans, renegotiated loans, other real estate owned (net of reserves) and, for the period from September 30, 1991 through the second quarter of 1992, real estate assets subject to accelerated disposition (net of reserves), increased from $279.0 million at December 31, 1990 to $331.1 million at December 31, 1991 (net of $46.8 million of reserves for real estate assets subject to accelerated disposition), before decreasing to $305.8 million at December 31, 1992 and $271.0 million at September 30, 1993. (Changes in the level of nonperforming assets are the function of a number of factors, including sales, charge-offs and new nonperforming assets.) Because of the reduction in the size of the Company's loan portfolio since December 31, 1991, nonperforming assets have continued to increase as a percentage of total loans and other real estate owned from 7.1% at December 31, 1990 to 10.7% at December 31, 1991 and 13.5% at December 31, 1992, before decreasing to 12.2% at September 30, 1993. At September 30, 1993, the Company's ratio of reserve for loan losses to nonaccrual, renegotiated and past due loans was 49.8% compared to 47.5% and 44.1% at December 31, 1992 and 1991, respectively. Although the Company has taken steps to reduce nonperforming assets (see "Recent Developments"), there can be no assurance that such actions will be successful, particularly if economic conditions should continue to have an adverse impact on these assets.

  The high levels of nonperforming assets that the Company has experienced over the past several years, together with the shift in the Company's assets from loans toward money market assets for capital and liquidity reasons, has significantly and adversely affected the Company's earnings. Improvement in the Company's earnings will depend in part on increases in the size of the Company's loan portfolio. There can be no assurance that the Company will be able to generate sufficient loan growth to improve earnings. See "--Holding Company Liquidity," "Recent Developments--Financial Difficulties and Recent Strategic Initiatives--Further Revenue Enhancements: Increased Loan to Deposit Ratio" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company has recently purchased, or agreed to purchase, in the open market approximately $520 million of residential mortgage loans. Substantially all of these loans were recently originated, have original maturities of 15 or 30 years, bear interest at fixed rates and are secured by properties located in various regions throughout the United States. See "Recent Developments-- Financial Difficulties and Recent Strategic Initiatives--Further Revenue
Enhancements: Increased Loan to Deposit Ratio."

  Improvements in asset quality, particularly with respect to loans secured by commercial real estate, will depend on economic conditions in the Company's principal markets and their impact on nonaccrual loans, the disposition of other real estate owned and past due loan levels of the Company. The Company is unable to predict when, or at what rate, economic conditions in these areas will begin to improve on a sustainable basis. Due to cyclical lagging factors, high levels of charge-offs could continue even if general business conditions start to improve. The Company's earnings will continue to be restrained by the high levels of nonperforming assets, expenses associated with the collection of problem commercial real estate loans, the carrying expenses of other real estate owned and, if necessary, additional provisions and writedowns. Consequently, there can be no assurance as to whether the Company will at any time have sufficient resources to make principal and interest payments on the Debt Securities.

COMMERCIAL REAL ESTATE MARKETS

  At September 30, 1993, $562.8 million, or 26.7%, of the Company's loan portfolio consisted of loans secured by commercial real estate, approximately 70.0% and 29.7% of which were secured by properties located in the Washington D.C. area and in the United Kingdom, respectively. Of the $229 million of loans attributable to the London Operations at September 30, 1993, 73.8% were secured by real estate. The Company had an additional $113 million in other real estate owned, net at September 30, 1993, 84.1% of which was located in the Washington, D.C. metropolitan area and 10.1% of which was located in the United Kingdom. At September 30, 1993, the twelve largest borrower relationships represented $189.9 million, or 65.2%, of the Company's total domestic commercial real estate loans. The commercial real estate markets in these areas have been experiencing deteriorating economic trends, including declining occupancy and rental rates and property values. These trends have resulted in substantial increases in the delinquency and default rates on the Company's commercial real estate loan portfolio and, because of the deterioration in the value of the associated collateral, significant losses to the Company. At September 30, 1993, approximately $107.7 million, or 19.1%, of the Company's commercial real estate and construction loans were 90 days or more past due. Virtually all past due loans were on nonaccrual status at September 30, 1993. See "Recent Developments--Financial Difficulties and Recent Strategic Initiatives" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  In light of current economic conditions in the United States and the United Kingdom, and the possibility of further deterioration in commercial real estate values in the Washington, D.C. area and the United Kingdom and increases in interest rates in the United Kingdom, significant additional provisions and writedowns are possible and nonperforming assets (as well as the cost of carrying nonperforming assets) could increase. However, given the uncertainties created by current economic conditions both domestically and in the United Kingdom, such additional provisions and writedowns cannot be reasonably estimated at this time, and the extent to which they may be required in the future will depend on future economic conditions and their impact on specific borrowers' operations and liquidity.

HOLDING COMPANY LIQUIDITY

  The Company's cash flows are affected by its ongoing operations, including the provision of support to its subsidiary banks, and its investing and financing activities. At September 30, 1993, the Company had, on a parent company only basis, liquid assets (consisting of cash, deposits in other banks and securities purchased subject to resale ("repos")) of $30.2 million, compared to $78.4 million at December 31, 1992 and $31.4 million at December 31, 1991. On a pro forma basis after giving effect to the October Equity Sale, the Company, on a parent company only basis, would have had liquid assets of approximately $160 million as of September 30, 1993. Liquid assets at the parent company level may be substantially reduced from time to time if capital contributions to the subsidiary banks are deemed to be necessary. For example, the Company made capital contributions of cash to Riggs-Washington of approximately $38 million during the first nine months of 1993. Although the Company has no current plans to make any substantial capital contributions to its subsidiary banks through 1994, its plans are subject to change in light of economic, financial and regulatory considerations.

  As a holding company, the Company conducts its operations principally through its subsidiaries and, therefore, its principal source of cash, other than its investing and financing activities, is dividends from Riggs-Washington and the Company's other subsidiary banks. However, there are legal limitations on the source and amount of dividends that national banks are permitted to pay their parent companies. See "Supervision and Regulation." A national bank may pay dividends only to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation). Moreover, unless a national bank's surplus fund equals its common capital, dividends may be paid only after 10 percent of its net profits (as defined) for the specified preceding period have been transferred to the bank's surplus fund. In addition, prior approval of the Office of the Comptroller of the Currency (the "OCC") is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of that bank's net profits (as defined) for that year and its retained net profits for the preceding two calendar years, less any required transfers to either surplus or any fund for retirement of any preferred stock. Riggs-Washington and The Riggs National Bank of Maryland ("Riggs-Maryland") had net losses (as defined) of $154 million and $208 thousand, respectively, for the combined periods of 1991, 1992 and the first nine months of 1993. Thus, neither bank would be able to pay dividends to the Company in the current year unless it generated earnings in excess of such losses. The Riggs National Bank of Virginia ("Riggs-Virginia") had net income (as defined) of $7.5 million for the combined periods of 1991, 1992 and the first nine months of 1993. The payment of dividends by the Company's national bank subsidiaries may also be affected by other factors, such as requirements for the maintenance of adequate capital. In addition, the OCC is authorized to determine, under certain circumstances relating to the financial condition of a national bank, whether the payment of dividends would be an unsafe or unsound banking practice and to prohibit payment thereof. In accordance with its written agreement with the OCC (described below), Riggs-Washington may pay dividends to the Company only when it is in compliance with its approved capital program and with prior written notification to the OCC. See "Supervision and Regulation" for a further discussion of dividend restrictions and the policy of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") regarding bank holding company support for its subsidiary banks.

  The Company has outstanding two series of floating rate subordinated notes totalling approximately $147 million in principal amount, which mature in September 1996. The Company intends to redeem approximately $120.7 million of these notes with the net proceeds from the sale of Debt Securities. In order to meet its obligations to repay the remaining portion of these notes at their maturity, the Company may need to access the capital markets or otherwise refinance the notes. There is no assurance that the Company will be able to do so on favorable terms.

  The Company's estimated cash needs, on a parent company only basis, over the twelve month period commencing October 1, 1993 (before giving effect to interest on the Debt Securities offered hereby or any repayment of outstanding debt) include $14.1 million of interest payments on outstanding subordinated debt, $12.2 million of dividends on outstanding preferred stock (assuming the preferred stock sold in the October Equity Sale was outstanding on October 1,
1993) and other expenses related to payroll, benefits, occupancy and other noninterest expenses of $6.6 million. These cash outflows will be partially offset by anticipated interest income and other cash inflows aggregating $6.1 million, resulting in an estimated annual aggregate cash outflow for the parent company of approximately $26.8 million (before giving effect to interest on the Debt Securities offered hereby or any repayment of outstanding debt).

  The Company expects that the offering and sale of the Debt Securities and the use of the net proceeds thereof to redeem a substantial portion of its outstanding subordinated debt (which currently bears interest at a floating rate equal to 5 1/4% per annum) will result in increased annual interest expense for the parent company. The amount of such additional interest expense will depend on the interest rate in effect on the debt to be redeemed and on the terms of the Debt Securities, which will not be set until the time of issuance and will reflect market conditions and the Company's financial position at that time.

  In connection with its memorandum of understanding (the "Memorandum of Understanding") with the Federal Reserve Bank of Richmond (the "Reserve Bank") described under "--Regulatory Developments" below, the Company submitted a capital plan, which it revises periodically, to the Reserve Bank. On a regular basis, the Reserve Bank monitors the Company's financial condition and results of operations in light of the capital plan on a consolidated basis. The Company will submit to the Reserve Bank for its review a modified capital plan that provides for increased revenues from loan growth, which, if achieved, would offset the increased interest expense resulting from the issuance of the Debt Securities, net of interest expense reductions due to the redemption of outstanding subordinated notes. Such loan growth would be in addition to the approximately $520 million of recent and pending purchases of residential mortgage loans (see "Recent Developments--Financial Difficulties and Recent Strategic Initiatives--Further Revenue Enhancements: Increased Loan to Deposit Ratio"). The Company currently expects to pursue such additional growth principally through the origination of new business and consumer loans in its local community market. The amount of loan growth necessary to offset the increased interest expense will depend on a number of factors, including the terms and amount of any Debt Securities issued, the amount of subordinated debt redeemed and the performance of its existing loan portfolio. The Company's ability to achieve its loan growth targets will depend on various economic, financial and regulatory factors, many of which are beyond the Company's control. In the Company's primary markets, growth in demand for new loans has been relatively limited and competition among lenders has increased in recent years. See "--Competition." Consequently, there is no assurance that this additional loan growth can be achieved or as to the effect of such growth on the Company's results of operations or financial condition. In addition, the Reserve Bank will review the financial condition and results of operations of the Company in light of the Company's ability to achieve the operating results projected in the modified capital plan.

  Although management currently believes that the parent company's liquid assets, including the estimated approximately $132 million of net proceeds from the October Equity Sale, will be sufficient to meet its cash needs for the next several years, unanticipated contingencies could reduce its liquidity and, thus, impair or limit its ability to make interest and principal payments on the Debt Securities. For example, the parent company could use a portion of its liquid assets, including the net proceeds from the October Equity Sale, to make investments in or loans to its banking subsidiaries if it determined such use was necessary to strengthen the capital base of any of those banks, or if required to do so by regulatory authorities. Moreover, the ability of the parent company to meet its cash needs beyond the next several years will depend on the ability of its subsidiary banks to begin generating earnings in amounts sufficient to permit substantial dividend payments to the parent and on its ability to successfully refinance by 1996 any of its subordinated debt that remains outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Sensitivity and Liquidity" and "Supervision and Regulation."

REGULATORY DEVELOPMENTS

  On May 14, 1993, the Company entered into the Memorandum of Understanding with the Reserve Bank and Riggs-Washington entered into a written agreement (the "Written Agreement") with the OCC. The Written Agreement and the Memorandum of Understanding were the result of regulatory concern over financial and operational weaknesses and continued losses primarily related to the Company's domestic and United Kingdom commercial real estate exposure.

  The Company's and Riggs-Washington's respective regulators have broad powers under current law and, if the Company or Riggs-Washington fails to comply with any material provisions of the Memorandum of Understanding or the Written Agreement, such regulators may take further supervisory action, including possible further constraints on operations, limitations on the payment of principal, interest or dividends and more severe regulatory oversight. The powers of the regulatory authorities and the potential adverse impact on holders of Debt Securities increase significantly if the subsidiary banks are not adequately capitalized. Such supervisory action could impair the Company's ability to make principal and interest payments on the Debt Securities. See "Supervision and Regulation."

REGULATORY CAPITAL REQUIREMENTS

  The Company and each of its banking subsidiaries are subject to regulatory capital guidelines. At September 30, 1993, each of the Company's banking subsidiaries was in compliance with applicable regulatory capital requirements, including, in the case of Riggs-Washington, the capital targets set forth in the Written Agreement. The Company, at that date, had a total capital to risk-weighted assets ratio of 11.01% and a Tier 1 capital to risk-weighted assets ratio of 5.78%, both above the minimum requirements of 8.0% and 4.0%, respectively. The Company's leverage ratio at that date was 3.02% or, on a pro forma basis after giving effect to the October Equity Sale, 5.73%.

  Although the minimum leverage ratio requirement is 3.00%, most bank holding companies, including the Company, are expected to maintain an additional cushion of at least 100 to 200 basis points above the minimum. However, the Federal Reserve Board may assign a specific capital ratio to an individual bank holding company, including the Company, based on its assessment of asset quality, earnings performance, interest-rate risk and liquidity. As of the date of this Prospectus, the Federal Reserve Board has not advised the Company of a specific leverage ratio requirement. Pursuant to the Memorandum of Understanding, on July 13, 1993, the Company submitted a capital plan to the Reserve Bank which projected an improvement in the Company's leverage ratio to approximately 5.00% by year-end 1993, which, as noted above, has been exceeded as a result of the October Equity Sale. The Memorandum of Understanding does not require the Company's capital plan to be approved by the Reserve Bank; however, the Company's plan was submitted to and reviewed without objection by the Reserve Bank. A modified capital plan will be formally submitted to the Reserve Bank in early 1994. See "--Holding Company Liquidity." Riggs-Washington's capital plan has been approved by the OCC but a modified capital plan will be formally submitted to the OCC in early 1994.

  There can be no assurance that the Company will continue to be able to meet all the capital projections in its capital plan or that Riggs-Washington will continue to meet the minimum capital ratios to which it is committed under the Written Agreement. In the event that the Company is unable to meet the projections in its capital plan, or any of its banking subsidiaries falls below the minimum capital requirements described above, the agencies may take additional regulatory action including, in the case of subsidiary banks that fail to meet capital requirements, "prompt corrective action." Such actions could impair the Company's ability to make principal and interest payments on the Debt Securities. See "Supervision and Regulation."

SUBORDINATION

  Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured and subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and, in certain circumstances, to all existing and future Other Financial Obligations (as defined herein) of the Company. See "Description of the Debt Securities--Subordination." As of September 30, 1993, the Company had no Senior Indebtedness and no Other Financial Obligations outstanding. In addition, the Company is a holding company that conducts substantially all of its operations through its subsidiaries, and claims of creditors of the Company's subsidiaries generally will have priority as to the assets of such subsidiaries over the claims of the Company and its creditors, including holders of the Debt Securities. The Indenture under which the Debt Securities are to be issued does not limit or prohibit the incurrence of additional Senior Indebtedness, Other Financial Obligations or any other indebtedness by the Company, or the incurrence of any indebtedness by its subsidiaries, nor does the Indenture contain any provisions which would protect the holders of the Debt Securities (or any beneficial interest therein) against a decline in credit quality resulting from takeovers, recapitalizations or other similar restructurings. See "Description of the Debt Securities--Subordination."

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of the Debt Securities may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. Unless otherwise indicated in the applicable Prospectus Supplement, there is no right of acceleration in the case of a default in the performance of any obligation of the Company under the Indenture or the Debt Securities, including any obligation to pay principal or interest on the Debt Securities. See "Description of the Debt Securities--Events of Default and Limited Rights of Acceleration."

COMPETITION

  The Company competes with commercial banks, thrift institutions, mortgage banks, credit unions, insurance companies and other institutions. Such competition is primarily based on the scope and type of services offered, interest rates paid on deposits, pricing of loans and number and locations of branches, among other things. In addition, during the past few years, significant consolidation among financial institutions in the Washington, D.C. metropolitan area has occurred. Competition has intensified and is expected to continue to intensify in the Washington, D.C. metropolitan area as a result of the merger of C&S/Sovran Corporation into NCNB Bancorporation (now known as NationsBank Corporation), the recently completed acquisitions of First American Metro Corp. and Dominion Bankshares Corporation by First Union Corporation and the pending acquisition of MNC Financial, Inc. (the parent company of American Security Bank, N.A.) by NationsBank Corporation. These competitors and certain other competitors of the Company have substantially greater resources than the Company. Although management believes the Company has been able to compete effectively in its market areas, there can be no assurance that it will be able to continue to do so.

TRADING MARKET FOR THE DEBT SECURITIES

  The Company does not intend to apply for listing of the Debt Securities on any national securities exchange or to have the Debt Securities approved for quotation on any interdealer quotation system. The liquidity of, and the trading market for, the Debt Securities may be adversely affected by declines in the market for high yield securities generally. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Debt Securities.

                                  THE COMPANY

  Riggs National Corporation is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and incorporated in the State of Delaware. Based on total assets as of June 30, 1993, the Company is the 88th largest bank holding company in the United States and the largest bank holding company headquartered in Washington, D.C. As of September 30, 1993, the Company had consolidated assets of $4.7 billion, consolidated deposits of $3.9 billion and consolidated stockholders' equity of $158 million ($289.9 million after giving effect to the October Equity Sale).

  The Company, through its bank and non-bank subsidiaries, provides banking, trust, investment advisory and other financial services to selected domestic and international markets. The Company currently has banking subsidiaries in Washington, D.C.; Virginia; Maryland; Miami, Florida; London, England; Paris, France; and Nassau, Bahamas. Additionally, the Company provides investment advisory services domestically through a subsidiary registered under the Investment Advisers Act of 1940 and internationally through a subsidiary in Geneva, Switzerland. In addition to its domestic trust services, the Company provides trust services through two subsidiaries in Gibraltar.

  The primary market for the Company is the Washington, D.C. metropolitan area, which it serves through three subsidiary banks: Riggs-Washington, Riggs-Virginia and Riggs-Maryland. The number of branches, deposits, assets and equity for each of these banking subsidiaries at September 30, 1993 are shown in the table below:

                                             BRANCHES DEPOSITS ASSETS EQUITY
                                             -------- -------- ------ ------
                                                        (dollars in millions)
Riggs-Washington............................    34     $3,455  $4,079  $266
Riggs-Virginia..............................    17        306     338    31
Riggs-Maryland..............................    11        175     188    13

  The consolidation currently underway in the local banking industry has left Riggs-Washington as the only independent commercial bank with assets in excess of $4 billion headquartered in Washington, D.C. As of March 31, 1993, Riggs-Washington had the largest share of commercial bank deposits in Washington, D.C. at approximately 37%, based upon a recent study by the graduate school of business administration at the University of Virginia, which included the pro forma effects for the announced and pending mergers between banks in the Washington, D.C. area. The Company believes that it enjoys a highly respected position in Washington, D.C. because of its local management, name recognition and commitment to the community, which has resulted in this leading deposit share. In addition, the Company has developed an international business serving foreign embassies and missions and significant trust/private banking operations in the Washington, D.C. area.

  The location of its headquarters in Washington, D.C. has provided the Company with a unique opportunity to develop banking relationships with foreign embassies and missions located in Washington, D.C. and their employees. Currently, Riggs-Washington has a dominant share of this business, serving embassies or missions for 158 of the 168 countries represented by embassies or missions in Washington, D.C. by providing a variety of services including deposit products, foreign exchange, cash management, letters of credit, private banking and credit assistance with U.S. Government programs. The embassy and mission business is complemented by the Company's international private banking, foreign correspondent banking and advisory services.

  Riggs-Washington's Financial Services Group provides domestic trust, investment management and private banking services. At September 30, 1993, the Trust Division had $9.1 billion in assets under administration, with discretionary investment management responsibility for over $4.7 billion of that amount. In recent years, the Trust Division has expanded its investment management advisory services. As a result, assets under management grew at an annual compounded rate of 16.0% for the five years ended December

31, 1992 and trust revenue grew at an annual compounded rate of 12.5% during the same period. Trust revenues of $21.6 million for the first nine months of 1993 were slightly greater than those for the same period a year earlier as the reduction in corporate custodial business was offset by increased fees for trust and investment advisory services. Assets under management declined slightly from September 30, 1992 to September 30, 1993.

  Management believes that the Company, as the largest commercial bank holding company headquartered in the nation's capital, has a unique position in the center of an affluent market combining significant public and private sector customers. The Company's primary mission is to provide a full range of quality banking services throughout the greater Washington, D.C. community. In order to capitalize on its strong market position, deposit share and reputation in the Washington, D.C. area, the Company is implementing a strategy which emphasizes its ability to offer loan, deposit and investment advisory services as a "Super Community Bank." As part of this strategy, the Company will offer its customers a breadth of financial products typical of a regional bank with the personalized service and local decision-making of a community bank. The Company believes that its size will allow it to offer a broader product line than its smaller competitors, while its personalized service and local decision-making will give the Company a distinct advantage over its larger regional competitors. Local decision-making and a commitment to the community will be the key to retaining its existing customers and building new relationships.

  The address of the principal executive offices of the Company is 1503 Pennsylvania Avenue, N.W., Washington, D.C. 20005. The telephone number is
(202) 835-6000.

                              RECENT DEVELOPMENTS

OCTOBER EQUITY SALE

  On October 21, 1993, as part of the strategic initiatives announced by the Company in the second quarter of 1993 and described below, the Company issued and sold 4,000,000 shares of its Series B Preferred Stock and 5,000,000 shares of its Common Stock to certain investors in transactions exempt from the registration requirements of the Securities Act. The shares of Series B Preferred Stock and Common Stock were sold for $25 per share and $7.75 per share, respectively. The net proceeds to the Company from the October Equity Sale (after deducting placement agent fees and related estimated expenses) were approximately $132 million. Adjusted for the estimated net proceeds from the transaction, the Company's pro forma risk-based capital and leverage ratios at September 30, 1993 were as follows: Tier 1--10.85%, Combined Tier 1 and Tier 2
- --16.98% and Leverage--5.73%.

  All of the Series B Preferred Stock and 2,924,000 shares of the Common Stock sold in the October Equity Sale have been registered for resale by the investors referred to above (and their permitted assigns) pursuant to a separate shelf registration statement, which was recently filed with the Commission and is to be maintained in effect for a period of three years. The Company will not receive any of the proceeds from such resales.

1993 FOURTH QUARTER

  For the quarter ending December 31, 1993, the Company reported net income of $3.1 million (compared to a loss of $24.1 million for the fourth quarter of 1992). These results were attributable largely to reduced provisions for loan losses during the quarter ($2.1 million compared to $27.3 million during the fourth quarter of 1992). The Company also reported that, between September 30 and December 31, 1993, nonperforming assets declined by $60 million. More than half of the fourth quarter reduction in nonperforming assets resulted from repayments. As of December 31, 1993, the Company's nonperforming assets were at their lowest level in more than three years.

FINANCIAL DIFFICULTIES AND RECENT STRATEGIC INITIATIVES

  Since 1990, the Company has experienced significant and continuing losses totalling (as of September 30, 1993) in excess of $238 million, principally as a result of deterioration in its domestic commercial real estate portfolio in the Washington, D.C. metropolitan area and in the commercial real estate and corporate loan portfolios of the Company's London Operations. See "Risk Factors and Special Considerations." In its initial response to these difficulties, the Company took a number of steps in 1991 and 1992, as discussed in the next section. In 1993, largely under the direction of new senior management, the Company implemented a series of integrated strategic initiatives intended to restore the Company to financial soundness and profitability. These new initiatives include:

  . NEW MANAGEMENT TEAM. In June 1993, Paul M. Homan was appointed President and Chief Executive Officer of Riggs-Washington and Vice-Chairman of the Company. From August 1991 through December 1992, Mr. Homan served as president and chief executive officer of First Florida Banks, Inc. of Tampa (assets of $5.8 billion at December 31, 1991) during which time the bank implemented restructuring programs to address asset quality problems and returned to profitability within six months. From 1985 to 1987, Mr. Homan was executive vice president of Continental Bank Corporation with responsibility for corporate finance, strategic planning, capital planning and government relations. Prior to joining Continental Bank Corporation, he was chairman and chief executive officer of Nevada National Bank, which also returned to profitability during his tenure. Prior to these bank management positions, Mr. Homan worked at the OCC from 1966 to 1983, rising to the position of senior deputy comptroller for bank supervision, the OCC's top career position. As such, he supervised 4,700 national banks. He also served as senior adviser to the Comptroller of the Currency in 1990 and 1991.

    In addition to the appointment of Mr. Homan, the Company has significantly strengthened its senior management team since early 1993 with the appointment of a new Chief Financial Officer, a new head of its General Banking Group and new heads of its Retail, Corporate and Commercial Lending, Commercial Real Estate Lending, Loan Review, Audit and Appraisal Services Divisions and its newly created Risk Management Division. Each of the new Division Heads has extensive banking experience. In addition to the large number of changes throughout the management team which have already occurred, other steps may be taken to strengthen senior management before year-end 1993. See "Management."

  . FINANCIAL RESTRUCTURING. At the end of the second quarter of 1993, the Company announced a financial restructuring designed to facilitate its return to profitability. The steps taken included charging off the doubtful portions of all loans, exiting unprofitable lines of business in the United Kingdom, reducing its investments in certain foreign subsidiaries and increasing reserves against problem assets in order to facilitate their disposition. These actions led to second quarter provisions for loan losses of $44.2 million, restructuring charges of $20.8 million and expenses for other real estate owned of $21.9 million. Of the $44.2 million in provisions for loan losses, $19.7 million related to commercial real estate in the Washington, D.C. area and $24.5 million related to commercial property loans and corporate loans in the United Kingdom. See also "-- Restructuring of London Operations."

  . NEW CAPITAL. Concurrently with the announcement of its financial restructuring plan, the Company announced plans to raise approximately $100 million in new equity. As part of this plan, the Company completed the October Equity Sale, in which it raised equity totalling approximately $132 million. After taking account of the October Equity Sale, the Company's pro forma consolidated leverage ratio as of September 30, 1993 was 5.73%. See "Capitalization" and "Supervision and Regulation."

  . RESTRUCTURING OF LONDON OPERATIONS. During the second quarter of 1993, the Company adopted a plan to address the potential risk in the loan and other real estate owned portfolios of its London Operations, to facilitate the disposition of certain of its troubled assets in the United Kingdom and to exit unprofitable lines of business in the United Kingdom. The London Operations have been reorganized on a basis consistent with the Company's strategy domestically to segregate its ongoing banking business from the management of problem assets. Continued ongoing business lines are now centered on financing income-producing commercial real estate properties in the United Kingdom as well as financing international trade transactions, primarily for mid-sized corporations based in the United Kingdom. Management of the London Operations has been strengthened with the recent addition of individuals with specific experience in real estate appraisals, workouts and regulatory compliance issues, who have joined a Managing Director and Chief Credit Officer posted to London from Riggs-Washington within the last two years. Over the last two years, the Company has substantially completed its withdrawal from certain business activities in the United Kingdom including commercial leasing, corporate banking, corporate finance and trading in foreign exchange and money market instruments.

  . SPECIAL ASSETS GROUP. In order to improve the Company's ability to work out or liquidate problem assets, the Company has consolidated the majority of its nonperforming and other problem assets in the domestic and United Kingdom markets and transferred them into a Special Assets Group. The Special Assets Group now handles problem assets throughout the Company. The Special Assets Group is managed by dedicated personnel experienced in real estate and problem asset disposition strategies and led by a senior officer with an extensive banking background in loan and other real estate owned workouts. The Company believes that maintaining the separation of the workout function from the ongoing banking business will enable it to concentrate more efficiently on resolution of its nonperforming and other problem assets and at the same time focus attention on its "Super Community Bank" strategy in building new business. Since 1991, Riggs-Washington has had a Special Assets Committee to approve workout strategies for problem assets.

  . BANKSTART '93. In January 1993, the Company initiated BankStart '93, a comprehensive, corporate-wide project designed to make the Company more cost-efficient and operationally effective. Through BankStart '93, the Company reexamined each of its lines of business in order to identify opportunities to improve efficiencies and reduce costs. The goal of the project was to identify revenue enhancements, productivity advances, expense reductions and product line modifications needed to facilitate the Company's return to consistent profitability. A portion of the expense reductions is expected to come from reduced staffing. When the program began, the authorized number of full-time positions for the Company's domestic subsidiaries was 2,060. It was expected that approximately 550 positions would be eliminated as a result of BankStart '93, although the number of actual layoffs was expected to be considerably less due to normal turnover and attrition. At November 30, 1993, the number of full time equivalent domestic employees was approximately 1,650. After giving effect to further implementation of BankStart 93' and staff increases recently determined to be needed to implement the Company's Super Community Bank strategy, the Company currently anticipates that its authorized complement for 1994 will be approximately level with its number of full-time equivalent domestic employees at November 30, 1993.

    In the first quarter of 1993, the Company took a restructuring charge of $13.8 million, representing management's best estimate of the cost of implementing BankStart '93. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Income--Nine Months 1993 vs. Nine Months 1992." While all of this charge was accrued in the first quarter, approximately $7.8 million of the actual expenses had been paid by September 30, 1993, and the remaining $6.0 million is expected to be paid between that date and the time when the program is fully implemented. BankStart '93 is expected to be substantially implemented by mid-year 1994. This estimate of the implementation cost is evaluated by management on an ongoing basis and, as adjustments become known, will be revised accordingly.

  . FURTHER REVENUE ENHANCEMENTS: INCREASED LOAN TO DEPOSIT RATIO. As the Company placed increasing emphasis on its liquidity in the past few years, its loan to deposit ratio decreased from 62.0% as of December 31, 1990 to 53.5% as of September 30, 1993. This reduced ratio has had a negative impact on net interest income. The Company's goal is to improve its loan to deposit ratio to levels that currently are not expected to exceed approximately 77% (although this level could be exceeded depending on economic, financial and regulatory factors). The Company has moved toward that goal in the short term by increasing residential mortgage loans through open market purchases of approximately $340 million of first mortgages through November 1993. In addition, the Company has entered into agreements to purchase approximately $180 million of residential mortgage loans which are expected to be acquired by February 1994. Substantially all of the mortgage loans acquired and to be acquired bear interest at fixed rates, were recently originated, have original maturities of 15 or 30 years and are secured by properties located in various regions throughout the United States. The Company intends further to pursue this goal over the longer term through a combination of new loan underwriting initiatives for consumer and business loans and a reduction of shorter-term assets. The Company believes this strategy, combined with its aforementioned strategy to become a "Super Community Bank," will have a significant positive impact on net interest income and will be an important component of the plan to increase profitability. Whether these lending goals will be achieved and profitability enhanced as currently intended will depend on a variety of economic, financial and regulatory factors, many of which are beyond the Company's control. In particular, in the Company's primary markets, growth in demand for new loans has been relatively limited and competition among lenders has increased in recent years. Consequently, there is no assurance that the Company will be successful in achieving its lending goals. See "Recent Developments and Special Considerations--Holding Company Liquidity."

INITIAL RESPONSES TO FINANCIAL DIFFICULTIES

  Before implementing the strategic initiatives described in the preceding section, the Company took a number of initial steps in 1990, 1991 and 1992 in response to its financial difficulties. These initial steps were intended to restore the Company's capital and regulatory capital ratios to adequate levels, reduce the burden of nonperforming assets, control noninterest expense and improve its systems and controls for managing its loan and real estate portfolios. The Company believes that these initial steps were important in addressing its continuing financial difficulties as they developed and in establishing the foundation for the recently announced strategic initiatives. These initial actions included:

  . ASSET REDUCTION. During 1991 and 1992, the Company sought to maintain its regulatory capital ratios and improve liquidity by reducing assets and shifting a greater proportion of its assets from loans into money market assets. Such assets generally carry a lower risk-weighting for capital purposes, although they typically generate lower yields than the Company's lending activities. Over this period, the as Company reduced its total assets by approximately $2.0 billion, or 28%, while liquid assets increased as a percentage of total assets from 37.3% at December 31, 1990 to 48.7% at December 31, 1992. By September 30, 1993 total assets had declined by an additional $405 million, with liquid assets representing 46.6% of total assets.

  . NEW CAPITAL. In a further move to improve capital levels and ratios, in January 1992, the Company raised $49.1 million in new common equity through a fully subscribed rights offering to its stockholders. This offering was followed in June 1992 by the private issuance of $19.0 million of the Company's 7.5% Cumulative Convertible Preferred Stock, Series A (the "Series A Preferred Stock") in exchange for certain outstanding debt. The Company also conserved capital by eliminating the payment of dividends on its Common Stock following the first quarter of 1991.

  . REDUCED EXPOSURE TO COMMERCIAL REAL ESTATE. The Company significantly curtailed all new commercial real estate lending in the United States and the United Kingdom beginning in 1990 and 1991, respectively. As a result of these actions, as well as charge-offs, repayments and transfers to other real estate owned, commercial real estate-related loans (both foreign and domestic) decreased from $1.19 billion, or 17% of total assets, at December 31, 1990 to $687.6 million, or 14% of total assets, at December 31, 1992. (At September 30, 1993, these loans totalled $562.8 million, or 12% of total assets.)

  . DISPOSITION OF CERTAIN PROBLEM ASSETS. During the third quarter of 1991, the Company initiated a program to accelerate the disposition of $191.0 million of domestic problem commercial real estate assets. Through June 30, 1992, when this program was discontinued, the Company had reduced these program assets by $146.3 million (or 77%) through sales, the return of loans to performing status and writedowns. The Company continues its efforts to dispose of problem assets as appropriate. During the second half of 1992 and the first nine months of 1993, the Company has offset substantial additions to non-performing assets with reductions of $162.3 million through sales and repayments and $135.5 million through charge-offs, writedowns, provisions for other real estate owned and the return of loans to performing status.

  . IMPROVED CREDIT ANALYSIS AND RISK MANAGEMENT. In early 1991, the Company began to refine (i) its underwriting methodology, (ii) its procedures for ongoing risk evaluation (including the estimation of reserves) and (iii) its process for determining workout strategies for criticized assets. In addition, an internal appraisal department was formed, loan policy manuals were rewritten and an enhanced commercial real estate lending policy manual was created. These manuals strengthened underwriting standards for the subsidiary banks to include requirements for cross-collateralization, personal guarantees, and sales release provisions as requirements for future commitments, renewals and workouts. In addition, the limit for senior loan committee approval was lowered from $1 million to $500,000. A Special Assets Committee consisting of managers with real estate and workout experience was also formed to approve workout strategies for problem assets. In 1991 and 1992, several consultants were retained to assist the Company in improving its appraisal review, documentation tracking and risk-rating procedures and systems. In late 1992, the Company began to allocate additional resources to the loan review process, doubling the size of this department, including a new manager of loan review and adding professionals with real estate experience.

IMPLEMENTATION OF INTERAGENCY GUIDANCE ON REPORTING OF IN-SUBSTANCE
FORECLOSURES

  At December 31, 1993, the Company implemented the narrower definition of In-Substance Foreclosure required by the March 10, 1993 Interagency Policy Statement on Credit Availability and the June 10, 1993 Interagency Guidance on Reporting of In-Substance Foreclosures. Under previous financial accounting guidelines, nonaccrual loans were transferred from loans receivable to other real estate owned when foreclosure was probable or the loan was considered in-substance foreclosed, which by definition in the Commission's Financial Reporting Release No. 28 means that the borrower has little or no equity in the property, proceeds for repayment of the loan can be expected to come only from the operation or sale of the collateral, and the debtor has either abandoned control of the collateral or it is doubtful that the debtor will be able to rebuild equity in the collateral or otherwise repay the loan in the foreseeable future. Loans considered in-substance foreclosed must be recorded at the lower of cost or fair value. Under current regulatory accounting guidelines, loans receivable are recognized as in-substance foreclosures when the Company has possession of an asset prior to obtaining legal title. This definition is consistent with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" which will be required for fiscal years beginning after December 15, 1994. This change in treatment only impacts the classification of accounts in the financial statements and does not result in a change in the accounting policy related to the carrying value determination of these assets. The impact of this change in definition of in-substance foreclosures on certain categories in the Company's Consolidated Statements of Condition and Statements of Income for the nine month periods ended September 30, 1993 and 1992, and the years ended December 31, 1992 through 1988 is presented in the following table.

   ADJUSTMENTS TO IMPLEMENT NEW DEFINITION OF IN-SUBSTANCE FORECLOSURES

                            SEPTEMBER 30,                     DECEMBER 31,
                          ------------------  ------------------------------------------------
                            1993      1992      1992      1991      1990      1989      1988
                          --------  --------  --------  --------  --------  --------  --------
                                              (dollars in thousands)
CONSOLIDATED STATEMENTS OF
 CONDITION
Loans Receivable, Net...  $ 61,463  $ 32,735  $ 43,351  $ 13,774  $ 47,125  $ 31,861  $     --
Reserve for Loan Losses.     2,603        --       848        --        --        --        --
Other Real Estate Owned,
 Net....................   (58,860)  (32,735)  (42,503)  (13,774)  (47,125)  (31,861)       --
                          --------  --------  --------  --------  --------  --------  --------
Net Affect on Total As-
 sets...................  $      0  $      0  $      0  $      0  $      0  $      0  $      0
                          ========  ========  ========  ========  ========  ========  ========

                           NINE MONTHS ENDED              FOR THE YEAR ENDED
                             SEPTEMBER 30,                   DECEMBER 31,
                           -------------------  -----------------------------------------
                             1993       1992     1992     1991      1990     1989   1988
                           ----------------------------  -------  --------  ------ ------
                                            (dollars in thousands)
CONSOLIDATED STATEMENTS OF INCOME
Provision for Loan Loss-
 es......................  $   8,024  $  1,350  $ 2,278  $   130  $    900  $   -- $   --
Other Real Estate Owned
 Exp., Net...............     (8,024)   (1,350)  (2,278)    (130)     (900)     --     --
                           ---------  --------  -------  -------  --------  ------ ------
Net Affect on Pretax
 Income..................  $       0  $      0  $     0  $     0  $      0  $    0 $    0
                           =========  ========  =======  =======  ========  ====== ======
Provision for Loan Losses
  As Reported............    $59,141   $23,462  $49,789  $43,525  $105,508  $5,588 $1,176
  As Adjusted............     67,165    24,812   52,067   43,655   106,408   5,588  1,176
Other Real Estate Owned
 Exp., Net
  As Reported............  $  20,231  $ 16,986  $17,981  $14,370  $ 13,353  $1,208 $  (99)
  As Adjusted............     12,207    15,636   15,703   14,240    12,453   1,208    (99)

  The impact of the change in definition of in-substance foreclosures on nonperforming assets for the nine month periods ended September 30, 1993 and 1992 and the years ended December 31, 1992 through 1988 is presented in the following table. Nonperforming assets under the previous definition of in-substance foreclosure are disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Nonperforming Assets and Past Due Loans."

           NONPERFORMING ASSETS AND PAST DUE LOANS--AS ADJUSTED

                              SEPTEMBER 30,                            DECEMBER 31,
                          ----------------------  ----------------------------------------------------------
                             1993        1992        1992        1991        1990        1989        1988
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                     (dollars in thousands)
Nonaccrual Loans(1),(3).  $  210,290  $  183,439  $  205,425  $  245,610  $  205,914  $   36,365  $   24,116
Renegotiated Loans(2)...       9,447      14,515      11,806           0           0           0         834
Other Real Estate Owned,
 Net(3).................      53,872     101,716      89,389      85,501      73,082       6,102         787
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Nonperforming As-
  sets, Net.............  $  273,609  $  299,670  $  306,620  $  331,111  $  278,996  $   42,467  $   25,737
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Total Loans, Net of Un-
 earned Discount and Net
 Deferred Fees..........  $2,167,035  $2,387,344  $2,181,057  $3,006,467  $3,838,381  $3,840,621  $3,562,831
Ratio of Nonaccrual
 Loans to Total Loans...        9.70%       7.68%       9.42%       8.17%       5.36%       0.95%       0.68%
Ratio of Nonperforming
 Assets to Total Loans
 and Other Real Estate
 Owned, Net.............       12.32%      12.04%      13.50%      10.71%       7.13%       1.10%       0.72%

- --------

(1) Loans that are in default in either principal or interest for 90 days or more that are not well secured and in the process of collection.

(2) Loans for which terms have been renegotiated to provide a reduction or deferral of interest or principal as a result of a deterioration in the financial position of the borrower in accordance with Financial Accounting Standards Board Statement No. 15. Extensions of loans, at market terms, are not considered renegotiated for purposes of this Schedule.

(3) Balance includes Assets Subject to Accelerated Disposition, net of reserves, of $5,507 and $37,104 related to nonaccrual loans and other real estate owned, net, respectively, for the year ended December 31, 1991.

  The impact of the change in definition of in-substance foreclosures on the reserve for loan losses for the nine month periods ended September 30, 1993 and 1992 and the years ended December 31, 1992 through 1988 is presented in the following table. The reserve for loan losses under the previous definition of in-substance foreclosure is disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Reserve for Loan Losses and Summary of Charge-offs and Recoveries."

 RESERVE FOR LOAN LOSSES AND SUMMARY OF CHARGE-OFFS AND RECOVERIES--AS ADJUSTED

                          SEPTEMBER 30,                   DECEMBER 31,
                         ----------------  --------------------------------------------
                          1993     1992      1992      1991     1990    1989     1988
                         ------- --------  --------  -------- -------- -------  -------
                                           (dollars in thousands)
Balance, Beginning of
 Period................. $84,155 $103,674  $103,674  $108,887 $ 39,863 $49,038  $66,415
Additions:
  Provision for Loan
   Losses...............  67,165   24,812    52,067    43,655  106,408   5,588    1,176
Deductions:
  Loans Charged-Off.....  70,321   54,352    73,708    39,379   39,226  15,291   22,050
  Recoveries on Charged-
   Off Loans............   2,457    1,940     5,313     3,659      865   1,039    3,619
                         ------- --------  --------  -------- -------- -------  -------
  Net Charge-offs.......  67,864   52,412    68,395    35,720   38,361  14,252   18,431
Other:
Reserve Transferred to
 Real Estate Assets
 Subject to Accelerated
 Disposition............      --       --        --    13,165       --      --       --
Foreign Exchange
 Translation
 Adjustments............      16   (1,554)   (3,191)       17      977    (511)    (122)
                         ------- --------  --------  -------- -------- -------  -------
Balance, End of Period.. $83,472 $ 74,520  $ 84,155  $103,674 $108,887 $39,863  $49,038
                         ======= ========  ========  ======== ======== =======  =======

                                USE OF PROCEEDS

  The Company expects to use the net proceeds of the offering made hereby, estimated at $120.7 million (assuming all the Debt Securities are sold, at par), to redeem approximately $51.5 million of its Floating Rate Subordinated Notes due 1996 (the "Floating Rate Subordinated Notes"), which have an outstanding principal amount of $51.5 million, and approximately $69.2 million of its Floating Rate Subordinated Capital Notes due 1996 (the "Subordinated Capital Notes"), which have an outstanding principal amount of $95.3 million. The Floating Rate Subordinated Notes mature in September 1996 and accrue interest at an adjustable annual rate equal to the London interbank offered rate for three-month Eurodollar deposits ("LIBOR"), which is determined quarterly, plus 1/4% (subject to a minimum annual rate of 5 1/4%). The Subordinated Capital Notes mature in September 1996 and accrue interest at an adjustable annual rate equal to LIBOR, which is determined quarterly, plus 3/16% (subject to a minimum annual rate of 5 1/4%). As of September 30, 1993, the interest rates in effect for the Floating Rate Subordinated Notes and the Subordinated Capital Notes were 5 1/4% per annum and 5 1/4% per annum, respectively.

  Any proceeds from the sale of Debt Securities that are held pending redemption of the subordinated notes described above will be invested in short-term money market assets.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of September 30, 1993, (i) as adjusted to give effect to the October Equity Sale and the investment of the net proceeds thereof in short-term money market assets, and (ii) as adjusted to give effect to the October Equity Sale, the investment of the net proceeds thereof in short-term money market assets, the issuance and sale of all the Debt Securities (at par) and the use of the proceeds from such issuance to redeem approximately $120.7 million of outstanding subordinated debt. See "Use of Proceeds." The table should be read in conjunction with the detailed information and consolidated financial statements and related notes contained elsewhere in this Prospectus and incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                 AS OF SEPTEMBER 30, 1993
                                             ---------------------------------
                                                                AS ADJUSTED
                                               AS ADJUSTED    FOR THE OCTOBER
                                             FOR THE OCTOBER  EQUITY SALE AND
                                             EQUITY SALE (1) THE OFFERINGS (2)
                                             --------------- -----------------
                                                  (dollars in thousands)
LONG-TERM DEBT
  Floating Rate Subordinated Notes due 1996.    $ 51,500         $    --
  Floating Rate Subordinated Capital Notes
   due 1996.................................      95,300           26,050
  9.65% Subordinated Debentures due 2009....      66,525           66,525
  Subordinated Debt Securities offered here-
   by.......................................         --           125,000
                                                --------         --------
    Total Long-Term Debt....................     213,325          217,575
STOCKHOLDERS' EQUITY
  Preferred Stock--$1.00 Par Value
    Shares Authorized--25,000,000 shares
    Shares Issued--
      7.5% Cumulative Convertible Preferred
       Stock, Series A (liquidation prefer-
       ence $25.00 per share)--764,537......         765              765
      10.75% Noncumulative Perpetual Pre-
       ferred Stock, Series B (liquidation
       preference $25.00 per share)--
       4,000,000............................       4,000            4,000
  Class B Common Stock--$2.50 Par Value
    Shares Authorized--20,000,000
    Shares Issued--None.....................         --               --
  Common Stock--$2.50 Par Value (3)
    Shares Authorized--50,000,000
    Shares Issued--31,122,812...............      77,807           77,807
  Surplus
    Preferred Stock.........................     109,541          109,541
    Common Stock............................     156,022          156,022
  Foreign Exchange Translation Adjustments..        (792)            (792)
  Undivided Profits.........................     (33,688)         (34,362)
  Treasury Stock--900,798 shares............     (23,723)         (23,723)
                                                --------         --------
    Total Stockholders' Equity..............     289,932          289,258
                                                --------         --------
    Total Long-Term Debt and Stockholders'
     Equity.................................    $503,257         $506,833
                                                ========         ========
CAPITAL RATIOS (4)
  Combined Tier 1 and Tier 2 Risk-Weighted..       16.98%           17.51%
  Tier 1 Risk-Weighted......................       10.85%           10.82%
  Leverage Ratio............................        5.73%            5.72%

- --------
(1) Adjusted to give effect to the October Equity Sale and the investment of the net proceeds thereof (approximately $132 million) in short-term money market assets, which have been risk-weighted at 20% for purposes of capital ratio calculations.

(2) Adjusted to give effect to the October Equity Sale and the investment of the net proceeds thereof as described in note (1) above, the assumed issuance and sale of all the Debt Securities at par and the use of the net proceeds of the Debt Securities (estimated at $120.7 million) to redeem outstanding subordinated debt of the Company.
(3) Excludes shares which may be issued upon exercise of options now or hereafter granted under the 1993 Riggs National Corporation Stock Option (the "Plan"). Under the Plan, options to purchase 400,000 shares of Common Stock (at an exercise price of $8.125 per share) were granted to Paul M. Homan in June 1993 and options to purchase an additional 342,000 shares of Common Stock (at an exercise price of $9.00 per share) were granted to other officers (including options to purchase 185,000 shares which were granted to executive officers) in November 1993. Of the options to purchase 508,000 shares of Common Stock still available under the Plan, the Company currently estimates that options to purchase up to 108,000 additional shares of Common Stock may be granted to current or new officers of the Company in the near future. See "Management--Contract of New Chief Executive Officer of Riggs-Washington." Also excludes 2,002,141 shares initially reserved for issuance upon conversion of the Series A Preferred Stock.
(4) After adjustment as described in note (1) above, Tier 1 Capital and Combined Tier 1 and Tier 2 Capital would have been $279.6 million and $437.7 million, respectively, at September 30, 1993. After adjustment as described in note (2) above, Tier 1 Capital and Combined Tier 1 and Tier 2 Capital would have been $279.0 million and $451.3 million, respectively, at September 30, 1993.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following summary and related footnotes should be read in conjunction with, and are qualified in their entirety by, the detailed information and consolidated financial statements and related notes included in and incorporated by reference into this Prospectus. The information set forth below for the nine months ended as of September 30, 1992 and 1993 has been derived from unaudited condensed consolidated financial statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The results for the nine months ended September 30, 1993 are not necessarily indicative of the results for a full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." At December 31, 1993, the Company implemented the Interagency Guidance on Reporting of In-Substance Foreclosures. See "Recent Developments-- Implementation of Interagency Guidance on Reporting of In-Substance Foreclosures."

                            SELECTED FINANCIAL DATA

                            NINE MONTHS ENDED
                              SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                          ----------------------  ---------------------------------------------------------
                             1993        1992        1992        1991        1990        1989       1988
                          ----------  ----------  ----------  ----------  ----------  ---------- ----------
                                        (dollars in thousands, except per share amounts)
CONSOLIDATED SUMMARY OF
 INCOME:
 Interest Income........  $  195,035  $  258,350  $  327,540  $  474,815  $  649,010  $  621,200 $  505,625
 Interest Expense.......      95,384     152,531     189,604     319,719     476,397     442,099    342,146
                          ----------  ----------  ----------  ----------  ----------  ---------- ----------
 Net Interest Income....      99,651     105,819     137,936     155,096     172,613     179,101    163,479
 Less: Provision for
  Loan Losses...........      59,141      23,462      49,789      43,525     105,508       5,588      1,176
                          ----------  ----------  ----------  ----------  ----------  ---------- ----------
 Net Interest Income
  after Provision for
  Loan Losses...........      40,510      82,357      88,147     111,571      67,105     173,513    162,303
 Noninterest Income Ex-
  cluding Securities
  Gains.................      67,486      68,123      96,200      92,961      78,179      65,144     56,861
 Securities Gains (Loss-
  es), Net..............      23,925      34,798      34,213      13,692       1,263       8,285        (96)
 Provision for Losses on
  Accelerated
  Disposition of Real
  Estate Assets.........         --          --          --       49,800         --          --         --
 Noninterest Expense....     223,655     182,398     240,681     240,501     237,177     189,910    165,326
                          ----------  ----------  ----------  ----------  ----------  ---------- ----------
 Income (Loss) before
  Taxes and
  Extraordinary Item....     (91,734)      2,880     (22,121)    (72,077)    (90,630)     57,032     53,742
 Applicable Income Tax
  (Benefit) Expense.....       5,558        (129)     (1,069)     (6,130)    (29,413)     17,609     16,726
                          ----------  ----------  ----------  ----------  ----------  ---------- ----------
 Income (Loss) before
  Extraordinary Item,
  Net of Taxes..........     (97,292)      3,009     (21,052)    (65,947)    (61,217)     39,423     37,016
 Extraordinary Item--Net
  of Taxes(1)...........         --          --          --        2,486       4,569         --         --
                          ----------  ----------  ----------  ----------  ----------  ---------- ----------
 Net Income (Loss)......  $  (97,292) $    3,009  $  (21,052) $  (63,461) $  (56,648) $   39,423 $   37,016
                          ==========  ==========  ==========  ==========  ==========  ========== ==========
PER COMMON SHARE:
 Net Income (Loss)......  $    (3.90) $     0.12  $    (0.86) $    (4.61) $    (4.11) $     2.86 $     2.54
 Book Value (at period
  end)..................        5.50       10.13        8.98       14.88       20.16       24.85      23.41
 Average Shares Out-
  standing(2)...........  25,222,014  24,303,072  24,534,063  13,777,014  13,777,014  13,777,014 14,594,131
CONSOLIDATED BALANCES AT
 PERIOD END:
 Total Assets...........  $4,672,922  $5,357,251  $5,077,522  $5,535,803  $7,050,602  $7,337,187 $7,001,910
 Reserve for Loan Loss-
  es....................      80,869      74,520      83,307     103,674     108,887      39,863     49,038
 Nonaccrual and
  Renegotiated Loans....     158,274     165,220     173,880     231,836     158,789       4,504     24,950
 Other Real Estate
  Owned.................     112,732     134,450     131,892      99,275     120,207      37,963        787
                          ----------  ----------  ----------  ----------  ----------  ---------- ----------
 Total Nonperforming As-
  sets(3)...............     271,006     299,670     305,772     331,111     278,996      42,467     25,737
 Loans, Net of Unearned
  Discount and Deferred
  Fees..................   2,105,572   2,354,609   2,137,706   2,992,693   3,791,256   3,808,760  3,562,831
 Total Deposits.........   3,934,289   4,630,312   4,437,598   4,912,372   6,110,594   5,976,934  5,537,275
 Long-Term Debt.........     213,325     213,325     213,325     232,127     245,897     308,914    223,175
 Stockholders' Equity...     157,673     274,565     245,420     204,979     277,697     342,332    322,476

                          NINE MONTHS ENDED
                            SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                          --------------------------------------------------------------
                             1993        1992   1992     1991     1990     1989    1988
                          -----------   ------  -----   ------   ------   ------  ------
                            (dollars in thousands, except per share amounts)
SELECTED RATIOS:
PERFORMANCE RATIOS:
 Return on Average As-
  sets..................        (2.59)%   0.07%  (.40)%  (1.04)%  (0.80)%  0.60%    0.59%
 Return on Average
  Stockholders' Equity..       (63.06)    1.54  (7.99)  (25.19)  (16.63)   11.90   11.10
 Net Interest Yield on
  Average Earning
  Assets................         3.16     3.20   3.15     3.04     2.86     3.23    3.16
 Ratio of Earnings to
  Fixed Charges(4):
 Including Interest on
  Deposits..............          --     1.02x    --       --       --     1.13x   1.16x
 Excluding Interest on
  Deposits..............          --     1.19x    --       --       --     1.84x   2.12x
CAPITAL RATIOS AT PERIOD
 END:
 Combined Tier 1 and
  Tier 2 Risk-Weighted..        11.01%   15.05% 14.70%   10.46%   10.79%     N/A     N/A
 Tier 1 Risk-Weighted...         5.78     8.60   8.31     5.23     5.39      N/A     N/A
 Leverage...............         3.02     4.93   4.60     3.57     3.80      N/A     N/A
 Stockholders' Equity to
  Total Assets..........         3.37     5.13   4.83     3.70     3.94     4.67%   4.61%
ASSET QUALITY RATIOS AT
 PERIOD END:
 Nonperforming Assets as
  a Percent of Period-
  End Loans and Other
  Real Estate Owned(3)..        12.22    12.04  13.47    10.71     7.13     1.10    0.72
 Nonaccrual Loans as a
  Percent of Period-End
  Total Loans...........         7.07     6.40   7.58     7.75     4.19     0.12    0.70
 Nonperforming Assets as
  a Percent of Total
  Assets................         5.80     5.59   6.02     5.98     3.96     0.58    0.37
 Net Charge-offs as a
  Percent of Average
  Loans.................         2.92     1.93   2.64     1.05     0.93     0.38    0.55
 Reserve for Loan Losses
  as a Percent of
  Period-End Loans......         3.84     3.16   3.90     3.46     2.87     1.05    1.38
 Reserve for Loan Losses
  as a Percent of
  Nonaccrual,
  Renegotiated and Past
  Due Loans.............        49.76    44.68  47.52    44.05    50.82   237.82  156.13
SELECTED PRO FORMA DATA AT SEPTEMBER 30, 1993(5):
 Book Value Per Common
  Share.................        $5.81
 Number of Shares
  Outstanding...........   30,222,014
 Capital Ratios:
 Combined Tier 1 and
  Tier 2 Risk-Weighted..        16.98%
 Tier 1 Risk-Weighted...        10.85
 Leverage...............         5.73
 Stockholder's Equity to
  Total Assets..........         6.03

- --------

(1) During 1991 and 1990, the Company purchased, on the open market at a discount, $13.2 million and $33.5 million principal amount of its subordinated long-term debt, which resulted in extraordinary gains.
(2) The Company purchased 900,798 shares of its common stock in the fourth quarter of 1988.
(3) Nonperforming assets consist of nonaccrual loans, renegotiated loans, other real estate owned (net of reserves) and, for the period from September 30, 1991 through the second quarter of 1992, assets subject to accelerated disposition (net of reserves).

(4) Earnings include the consolidated earnings of the national banking subsidiaries, which may not be available (due to legal limitations on the sources and amount of dividends national banks are permitted to pay their parent companies) to cover fixed charges of the holding company. Fixed charges include interest on long-term debt of the holding company. See "Risk Factors and Certain Considerations--Restrictions on Ability to Pay Dividends." During the nine month period ended September 30, 1993 and the years ended December 31, 1992, 1991 and 1990, earnings were insufficient to cover fixed charges (including interest on deposits) and preferred stock dividend requirements by $92.8 million, $22.8 million, $72.1 million and $90.6 million, respectively.

(5) Adjusted to give effect, as of September 30, 1993, to the October Equity Sale and the investment of the net proceeds thereof (approximately $132 million) in short-term money market assets, which have been risk-weighted at 20% for purposes of capital ratio calculations. No effect is given to any offering of Debt Securities or any redemption of any outstanding subordinated debt.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

INCOME

Nine Months 1993 vs Nine Months 1992

  For the first nine months of 1993, the Company reported a consolidated net loss of $97.3 million or $3.90 per share as compared to a net income of $3.0 million or $.12 per share for the first nine months of 1992. Included in the first nine months' results were provisions for loan losses of $59.1 million and provisions, writedowns and other expenses related to other real estate owned of $20.2 million. Also contributing to the loss were restructuring charges of $34.6 million. In the first quarter of 1993, a restructuring charge of $13.8 million was taken representing the cost of implementing BankStart '93. The $13.8 million of restructuring expenses related to BankStart '93 consisted of $7.0 million in consulting fees, $4.0 million in severance related costs, $1.0 million of occupancy related costs and $1.8 million of other costs. The costs represent management's best estimate of the costs of implementing BankStart '93. Implementation of BankStart '93 is expected to be mid-1994. The items were accrued in the first quarter of 1993 upon adoption of the BankStart '93 plan. During the first nine months of 1993, $7.8 million of these expenses were paid while the remaining $6.0 million are expected to be paid over the implementation period. The estimate of the implementation cost is evaluated by management on an ongoing basis and, as adjustments become known, will be revised accordingly.

  In the second quarter of 1993, a restructuring charge of $20.8 million was taken related to Riggs AP. The $20.8 million of restructuring expenses in the second quarter of 1993 consisted of $1.6 million in severance expenses, a $5.0 million writeoff of fixed assets, $2.2 million in writeoffs of service contracts, $544 thousand related to goodwill directly associated with terminated business lines and a $11.5 million writeoff of the foreign exchange translation accounts related to the Company's investment in Riggs AP Bank. As of September 30, 1993, $15.9 million of the second quarter restructuring expense had been paid leaving $4.9 million to be paid. These negative factors were partially offset by securities gains of $23.9 million. For the same period a year earlier, provisions for loan losses totaled $23.5 million and provisions, writedowns and other expenses related to other real estate owned were $17.0 million, which were partially offset by securities gains of $34.8 million.

  For the third quarter of 1993, the Company reported net income of $3.0 million or $.10 per share compared to net income of $5.2 million or $.21 per share for the third quarter of 1992. Provisions for loan losses during the third quarter of 1993 totaled $2.0 million. In the third quarter of 1992, earnings were negatively impacted by provisions for loan losses of $5.5 million and provisions, writedowns and other expenses related to other real estate owned of $13.6 million, which were offset by securities gains of $22.1 million.

1992 vs 1991

  The Company reported a net loss of $21.1 million for 1992 or $.86 per share, compared to a net loss of $63.5 million or $4.61 per share for 1991. Reflected in the 1992 results were $65.7 million of provisions for loan losses and provisions and writedowns related to problem assets compared to provisions of $101.5 million a year earlier. Provisions and writedowns during 1992 primarily related to commercial real estate and corporate loans in the United Kingdom and commercial real estate loans in the Washington, D.C. area. Partially offsetting these provisions were securities gains of $34.2 million in 1992 and $13.7 million in 1991. Additionally, 1992 results included $5.9 million of nonrecurring interest income related to a tax receivable, while 1991 results included extraordinary gains of $4.2 million from the purchase by the Company of its subordinated debt at a discount.

NET INTEREST INCOME

Nine Months 1993 vs Nine Months 1992

  In the first nine months of 1993, net interest income on a tax-equivalent basis (net interest income plus an amount equal to the tax savings on tax-exempt interest) was $103.4 million, down $7.4 million from the

$110.8 million earned during the first nine months of 1992, as the effect of a $261.8 million decrease in average earning assets was compounded by an unfavorable change in the mix of earnings assets. Loans were 48.3% of average earning assets during the first nine months of 1993 as compared to 57.0% during the same period in 1992. The net interest yield (net interest income on a tax-equivalent basis divided by average earning assets) was 3.16% during the first nine months of 1993, down 4 basis points from the 3.20% for the same period of 1992, due to a decrease in demand deposits and an increase in nonperforming assets. Interest not included in income on nonaccrual loans ($7.8 million) had the effect of reducing the net interest yield by approximately 27 basis points during the first nine months of 1993. Net interest spread (the difference between the average tax-equivalent rate received on earning assets and the average rate paid on interest-bearing liabilities) for the first nine months was 2.84%, up 10 basis points over the 2.74% for the same period of 1992.

  Net interest income on a tax-equivalent basis during the third quarter of 1993 was $33.3 million, down $2.3 million from the $35.7 million earned during the third quarter of 1992, as the negative effect of a $412 million decrease in average earning assets was partially offset by a 7 basis point increase in the net interest yield. Loans were 49.0% of average earning assets during the third quarter of 1993 as compared to 52.8% during the same quarter last year. The net interest yield was 3.11% during the third quarter of 1993, up slightly over the 3.04% for the same period in 1992. The net interest spread for the third quarter of 1993 was 2.82%, up 18 basis points over the 2.64% for the third quarter of 1992.

  As described above, one of the Company's strategic objectives is to increase its loan to deposit ratio, from 53.5% at September 30, 1993 to approximately 77%. The Company has moved toward this goal in the short term by increasing residential mortgage loans through open market purchases of approximately $340 million of predominantly fixed-rate, long-term first mortgages through November 1993. In addition, the Company has entered into agreements to purchase approximately $180 million of predominantly fixed-rate mortgage loans which are expected to be acquired by February 1994. The Company intends further to pursue this goal over the longer term through a combination of new loan underwriting initiatives for consumer and business loans and a reduction of shorter-term assets. The Company believes this strategy, combined with its aforementioned strategy to become a "Super Community Bank," will have a significant positive impact on net interest income. Whether this lending goal or increased interest income will be achieved will depend on a variety of economic, financial and regulatory factors, many of which are beyond the Company's control, and there is no assurance that the Company will be successful in this regard. See "Recent Developments--Financial Difficulties and Recent Strategic Initiatives--Further Revenue Enhancements: Increased Loan to Deposit Ratio."

1992 vs 1991

  Net interest income on a tax-equivalent basis totalled $144.4 million during 1992, down $17.8 million or 11.0% below the $162.2 million earned in 1991 as the positive impact of an improved net interest spread was more than offset by the effect of a $745 million decrease in the volume of average earning assets and, to a lesser extent, a reduced benefit of noninterest bearing funds in a declining rate environment. The net interest yield was 3.15% during 1992, up from 3.04% for 1991. Net interest spread for 1992 was 2.71%, a 30 basis point improvement over 1991.

  Average earning assets during 1992 decreased $745 million or 14.0% to $4.59 billion. This decline reflected both weak loan demand due to unfavorable economic conditions and management's desire to improve asset quality and further reduce the size of the Company to enhance capital ratios. During 1992, the loan portfolio declined primarily due to loan payments. Average loans were $2.54 billion during 1992, down $853 million or 25.1% below the average for 1991.

  Net interest income in 1992 continued to be affected by a high level of nonperforming assets. Interest not included in income on nonaccrual loans during 1992 amounted to $16.6 million compared to interest of $29.6 million not included in income during 1991. Nonaccrual loans had the effect of reducing both the net interest yield and the net interest spread by approximately 36 basis points during 1992.

  Over the last two years, the Company has experienced a favorable shift in the mix of its deposit base as a decline in higher cost foreign and domestic time deposits was partially offset by an increase in lower cost savings and NOW accounts as a percentage of total deposit liabilities. Average demand, savings and NOW accounts were 37.0% of average total deposits during 1992 compared to 31.6% during 1991 and 25.7% during 1990.

           AVERAGE CONSOLIDATED STATEMENTS OF CONDITION AND RATES(1)

                                        NINE MONTHS ENDED SEPTEMBER 30,
                            -------------------------------------------------------
                                       1993                        1992
                            --------------------------- ---------------------------
                                                AVERAGE                     AVERAGE
                             AVERAGE   INCOME/  YIELDS/  AVERAGE   INCOME/  YIELDS/
                             BALANCES  EXPENSE   RATES   BALANCES  EXPENSE   RATES
                            ---------- -------- ------- ---------- -------- -------
                                            (dollars in thousands)
ASSETS
Loans:
 Commercial-Taxable.......  $  274,308 $ 13,994   6.82% $  403,955 $ 22,690   7.50%
 Commercial-Tax-Exempt....      85,570    5,902   9.22     105,197    8,743  11.10
 Real Estate-
  Commercial/Construction.     455,894   22,824   6.69     503,300   29,080   7.72
 Residential Mortgage.....     603,107   36,023   7.99     646,153   45,243   9.35
 Home Equity..............     266,971   13,865   6.94     305,678   17,547   7.67
 Consumer.................      92,278    8,516  12.34     130,074   12,379  12.71
 Foreign..................     334,275   18,431   7.37     547,926   45,650  11.13
                            ---------- --------  -----  ---------- --------  -----
Total Loans (Including
 Fees)....................   2,112,403  119,555   7.57   2,642,283  181,332   9.17
Securities Held for Sale..     469,143   14,908   4.25     276,251   14,868   7.19
Investment Securities:
 U.S. Treasury Securities.     327,435   14,817   6.05     551,429   26,669   6.46
 Obligations of States and
  Political Subdivisions..       1,999      154  10.30       1,999      154  10.29
 Mortgage-Backed Securi-
  ties....................     402,665   17,549   5.83      24,542    1,618   8.81
 Other Securities.........      39,763    2,708   9.11      75,153    4,310   7.66
                            ---------- --------  -----  ---------- --------  -----
Total Investment Securi-
 ties.....................     771,862   35,228   6.10     653,123   32,751   6.70
Time Deposits with Other
 Banks....................     434,536   15,454   4.75     531,888   19,296   4.85
Federal Funds Sold and Re-
 sale Agreements..........     581,873   13,592   3.12     528,065   15,122   3.83
                            ---------- --------  -----  ---------- --------  -----
Total Earning Assets and
 Average Rate Earned......   4,369,817  198,737   6.08   4,631,610  263,369   7.60
Less: Reserve for Loan
 Losses...................      86,618                      86,026
Cash and Due from Banks...     291,473                     300,995
Premises and Equipment,
 Net......................     170,025                     185,368
Other Assets..............     273,656                     296,414
                            ----------                  ----------
Total Assets..............  $5,018,353                  $5,328,361
                            ==========                  ==========
LIABILITIES AND STOCKHOLD-
 ERS' EQUITY
Interest-Bearing Deposits:
 Savings and NOW Accounts.  $  928,278 $ 14,757   2.13% $  858,073 $ 21,074   3.28%
 Money Market Deposit Ac-
  counts..................   1,203,172   22,345   2.48   1,227,695   33,503   3.65
 Time Deposits in Domestic
  Offices.................     829,165   22,259   3.59   1,023,170   34,505   4.50
 Time Deposits in Foreign
  Offices(2)..............     514,552   20,127   5.23     720,916   48,234   8.94
                            ---------- --------  -----  ---------- --------  -----
Total Interest-Bearing De-
 posits...................   3,475,167   79,488   3.06   3,829,854  137,316   4.79
Borrowed Funds:
 Federal Funds Purchased
  and Repurchase Agree-
  ments...................     169,962    3,425   2.69      97,154    2,133   2.93
 U.S. Treasury Demand
  Notes and Other Borrowed
  Funds...................      74,096    1,550   2.80      40,728      997   3.27
 Long-Term Debt...........     213,325   10,921   6.84     225,213   12,085   7.17
                            ---------- --------  -----  ---------- --------  -----
Total Interest-Bearing
 Funds and Average Rate
 Incurred.................   3,932,550   95,384   3.24   4,192,949  152,531   4.86
Demand Deposits...........     834,705                     846,116
Other Liabilities.........      44,810                      29,087
Stockholders' Equity......     206,288                     260,209
                            ---------- --------  -----  ---------- --------  -----
Total Liabilities and
 Stockholders' Equity.....  $5,018,353                  $5,328,361
                            ==========                  ==========
Net Interest Income and
 Spread...................             $103,353   2.84%            $110,838   2.74%
                                       ========  =====             ========  =====
Net Interest Yield on
 Earning Assets...........                        3.16%                       3.20%

- --------
(1) Where applicable, income and rates are computed on a tax-equivalent basis using a federal income tax rate of 34% and applicable local tax rates. Loan amounts include nonaccrual and renegotiated loans. Average foreign assets, excluding net pool funds provided, were 15.9% and 26.3% of average total assets for the periods presented, respectively. Average foreign liabilities were 19.1% and 30.2% of average total liabilities for the periods presented, respectively.
(2) The relatively high average rate on time deposits in foreign offices is primarily due to the inclusion of deposits at the Company's London Operations, which are predominantly sterling-based, a currency whose interest rates have been higher than for U.S. dollars.

           AVERAGE CONSOLIDATED STATEMENTS OF CONDITION AND RATES(1)

                                       TWELVE MONTHS ENDED DECEMBER 31,
                            -------------------------------------------------------
                                       1992                        1991
                            --------------------------- ---------------------------
                                                AVERAGE                     AVERAGE
                             AVERAGE   INCOME/  YIELDS/  AVERAGE   INCOME/  YIELDS/
                             BALANCES  EXPENSE   RATES   BALANCES  EXPENSE   RATES
                            ---------- -------- ------- ---------- -------- -------
                                            (dollars in thousands)
ASSETS
Loans:
 Commercial-Taxable.......  $  314,575 $ 22,721   7.22% $  574,522 $ 45,488   7.92%
 Commercial-Tax-Exempt....     102,809   11,148  10.84     115,613   13,649  11.81
 Real Estate-
  Commercial/Construction.     567,358   41,581   7.33     688,413   58,737   8.53
 Residential Mortgage.....     619,384   57,076   9.21     770,882   72,988   9.47
 Home Equity..............     300,509   22,602   7.52     337,562   33,963  10.06
 Consumer.................     125,016   15,762  12.61     198,486   22,700  11.44
 Foreign..................     510,827   54,438  10.66     707,516   85,933  12.15
                            ---------- --------  -----  ---------- --------  -----
Total Loans (Including
 Fees)....................   2,540,478  225,328   8.87   3,392,994  333,458   9.83
Securities Held for Sale..     242,890   15,985   6.58      25,807    1,942   7.53
Investment Securities:
 U.S. Treasury Securities.     559,502   35,847   6.41     595,930   45,973   7.71
 Obligations of States and
  Political Subdivisions..       1,999      205  10.26      10,359      936   9.04
 Mortgage-Backed Securi-
  ties....................      54,109    3,725   6.88      78,738    7,544   9.58
 Other Securities.........      70,505    5,347   7.58     104,654    8,862   8.47
                            ---------- --------  -----  ---------- --------  -----
Total Investment Securi-
 ties.....................     686,115   45,124   6.58     789,681   63,315   8.02
Time Deposits with Other
 Banks....................     524,902   26,033   4.96     592,880   52,259   8.81
Federal Funds Sold and Re-
 sale Agreements..........     596,165   21,520   3.61     533,778   30,927   5.79
                            ---------- --------  -----  ---------- --------  -----
Total Earning Assets and
 Average Rate Earned......   4,590,550  333,990   7.28   5,335,140  481,901   9.03
Less: Reserve for Loan
 Losses...................      82,498                     109,117
Cash and Due from Banks...     296,893                     321,018
Premises and Equipment,
 Net......................     183,080                     182,325
Other Assets..............     287,930                     345,845
                            ----------                  ----------
Total Assets..............  $5,275,955                  $6,075,211
                            ==========                  ==========
LIABILITIES AND STOCKHOLD-
 ERS' EQUITY
Interest-Bearing Deposits:
 Savings and NOW Accounts.  $  871,347 $ 27,045   3.10% $  775,107 $ 31,876   4.11%
 Money Market Deposit Ac-
  counts..................   1,241,790   42,730   3.44   1,292,361   65,805   5.09
 Time Deposits in Domestic
  Offices.................     991,130   42,774   4.32   1,198,124   80,301   6.70
 Time Deposits in Foreign
  Offices(2)..............     693,560   57,659   8.31   1,134,981  112,790   9.94
                            ---------- --------  -----  ---------- --------  -----
Total Interest-Bearing De-
 posits...................   3,797,827  170,208   4.48   4,400,573  290,772   6.61
Borrowed Funds:
 Federal Funds Purchased
  and Repurchase Agree-
  ments...................      87,339    2,502   2.86      99,120    5,058   5.10
 U.S. Treasury Demand
  Notes and Other Borrowed
  Funds...................      40,235    1,278   3.18      91,395    4,929   5.39
 Long-Term Debt...........     222,162   15,616   7.03     235,263   18,960   8.06
                            ---------- --------  -----  ---------- --------  -----
Total Interest-Bearing
 Funds and Average Rate
 Incurred.................   4,147,563  189,604   4.57   4,826,351  319,719   6.62
Demand Deposits...........     845,584                     895,455
Other Liabilities.........      19,210                     101,423
Stockholders' Equity......     263,598                     251,982
                            ---------- --------  -----  ---------- --------  -----
Total Liabilities and
 Stockholders' Equity.....  $5,275,955                  $6,075,211
                            ==========                  ==========
Net Interest Income and
 Spread...................             $144,386   2.71%            $162,182   2.41%
                                       ========  =====             ========  =====
Net Interest Yield on
 Earning Assets...........                        3.15%                       3.04%

- --------
(1) Where applicable, income and rates are computed on a tax-equivalent basis using a federal income tax rate of 34% and applicable local tax rates. Loan amounts include nonaccrual and renegotiated loans. Average foreign assets, excluding net pool funds provided, were 21.5% and 23.4% of average total assets for the periods presented, respectively. Average foreign liabilities were 23.9%, and 29.8% of average total liabilities for the periods presented, respectively.
(2) The relatively high average rate on time deposits in foreign offices is primarily due to the inclusion of deposits at the Company's London Operations, which are predominantly sterling-based, a currency whose interest rates have been higher than for U.S. dollars.

INTEREST RATE SENSITIVITY AND LIQUIDITY

  A key element of banking is the monitoring and management of liquidity and interest rate risk. The process of planning and controlling asset and liability mixes, volumes and maturities to stabilize the net interest margin is referred to as asset and liability management. The goal of the asset and liability management process is to manage the structure of the balance sheet to maximize net interest income while maintaining acceptable levels of risk to changes in market rates of interest. This creates a balance between credit risk, profitability and liquidity. The Asset Liability Committee generally meets biweekly to monitor and manage the structure of the balance sheet, control interest rate exposure and evaluate pricing strategies for the Company and its domestic banking subsidiaries.

  Liquidity is managed by the Company through controls over credit and market risk and through its asset and liability management process which ensures the maintenance of sufficient funds to meet expected and potential demand from both depositors and borrowers. Liquidity can be provided by the sale or maturity of assets or by the acquisition of funds in the form of deposits or other borrowings, such as repurchase agreements. During 1992 and the first nine months of 1993, the Company continued to maintain a relatively high level of liquidity. At year-end 1992 and September 30, 1993, liquid assets totalled $2.48 billion, or 48.7%, of total assets and $2.18 billion, or 46.6%, of total assets, respectively. Liquid assets consist of cash and due from banks, U.S. Treasury securities and Government obligations, trading account securities, Federal funds sold, resale agreements and time deposits with other banks. In light of the Company's strategic objective of increasing its loan to deposit ratio from 53.5% at September 30, 1993 to approximately 77%, the Company expects that its liquid assets, as a percentage of its total assets, will continue to decline for the foreseeable future. See "Recent Developments-- Financial Difficulties and Recent Strategic Initiatives--Further Revenue Enhancements; Increased Loan to Deposit Ratio."

  The Company's core deposits provide a relatively stable source of funds which enhances the overall liquidity position of the Company. Total average core deposits, which consist of total deposits in domestic offices, excluding negotiable certificates of deposit, averaged $3.73 billion during the first nine months of 1993 compared with $3.89 billion during 1992 and $4.10 billion in 1991.

  On a consolidated basis, the Company seeks to maintain sufficient liquidity to meet customer credit requirements and depositor withdrawals. The Company's cash flows are impacted by its ongoing operations and its investing and financing activities. During the third quarter of 1993, cash and cash equivalents decreased $25 million as $460 million of net cash provided by investing activities more than offset $252 million used in financing activities and partially offset the $234 million of net cash used in operating activities.

  For a discussion of the Company's cash needs and its ability to meet them, see "Risk Factors and Special Considerations--Holding Company Liquidity."

INTEREST RATE RISK MANAGEMENT

  The Company's asset and liability management process closely monitors and manages, among other things, the balance sheet's interest rate sensitivity, investments, and funding and liquidity needs. All of these factors, as well as projected growth, current and potential pricing actions, competitive influences, national monetary and fiscal policy, and the national and regional economic environment, are considered in the asset and liability management decision process.

  At September 30, 1993, the Company had interest-bearing liabilities subject to repricing in less than one year in excess of its earning assets subject to repricing within the same period. This liability-sensitive position was $111 million or 2.4% of total assets at September 30, 1993. At December 31, 1992, the Company had earning assets subject to repricing in less than one year in excess of its interest-bearing liabilities. This asset- sensitive position was $195 million or 3.8% of total assets at December 31, 1992. The change in the Company's position from asset-sensitive to liability-sensitive between December 31, 1992 and September 30, 1993 is primarily attributable to an increase in the Company's outstanding interest rate swaps and futures contracts combined with an increase in the percentage of residential mortgage loans to total loans during the period, which percentage increased from 24.4% at December 31, 1992 to 28.6% at September 30, 1993. The increase in the Company's interest rate swaps and futures contracts position was effected to hedge the Company's current investments in money market related assets. Thus, as of September 30, 1993, upward movements in interest rates would tend to moderately decrease the Company's net interest income while downward movements would tend to moderately increase net interest income.

PERIOD-END RATE SENSITIVITY

                                                       SEPTEMBER 30, 1993
                            -----------------------------------------------------------------------------
                             30 DAYS      31-90     91-180     181-364     1-5    GREATER THAN   TOTAL
                             OR LESS      DAYS       DAYS       DAYS      YEARS     5 YEARS      AMOUNT
                            ----------  ---------  ---------  ---------  -------- ------------ ----------
                                                     (dollars in thousands)
Time Deposits with Other
 Banks....................  $  151,423  $  73,936  $  65,447  $   2,116  $    --    $    --    $  292,922
Federal Funds Sold and
 Resale Agreements........     407,100        --       5,000        --        --         --       412,100
Securities Held for Sale..     181,148    162,232    148,258    141,083   107,778     13,400      753,899
Investment Securities(1):
 Taxable..................       3,805     19,948     30,203     47,947    19,172    415,293      536,368
 Tax-Exempt...............         --         --         --         --        --       1,999        1,999
Loans(2)....................   909,045     70,441    106,317    135,273   451,944    432,552    2,105,572
                            ----------  ---------  ---------  ---------  --------   --------   ----------
Total Earning Assets......   1,652,521    326,557    355,225    326,419   578,894    863,244    4,102,860
Cash and Due from Banks...                                                                        217,814
Less: Reserve for Loan
 Losses...................                                                                         80,869
Bank Premises and
 Equipment, Net...........                                                                        164,220
Other Assets..............                                                                        268,897
                            ----------  ---------  ---------  ---------  --------   --------   ----------
Total Assets..............  $1,652,521  $ 326,557  $ 355,225  $ 326,419  $578,894   $863,244   $4,672,922
                            ----------  ---------  ---------  ---------  --------   --------   ----------
Deposits:
 Savings and NOW
  Accounts(3).............  $    8,211  $  16,783  $  24,452  $  50,799  $211,228   $590,827   $  902,300
 Money Market Deposits....   1,203,867        --         --         --        --         --     1,203,867
Other Time Deposits.......     300,728    200,033    191,432    148,246   103,332        --       943,771
Federal Funds Purchased
 and Repurchase
 Agreements...............     160,460        --         --         --        --         --       160,460
U.S. Treasury Demand Notes
 and Other Borrowings.....     150,728        --         --         --        --         --       150,728
Long-Term Debt............         --     146,800        --         --        --      66,525      213,325
                            ----------  ---------  ---------  ---------  --------   --------   ----------
Total Interest-Bearing
 Liabilities..............   1,823,994    363,616    215,884    199,045   314,560    657,352    3,574,451
Demand Deposits...........                                                                        884,351
Other Liabilities.........                                                                         56,447
Stockholders' Equity......                                                                        157,673
                            ----------  ---------  ---------  ---------  --------   --------   ----------
Total Liabilities and
 Stockholders' Equity.....  $1,823,994  $ 363,616  $ 215,884  $ 199,045  $314,560   $657,352   $4,672,922
                            ----------  ---------  ---------  ---------  --------   --------   ----------
Repricing Differential....  $ (171,473) $ (37,059) $ 139,341  $ 127,374  $264,334   $205,892   $      --
Effect of Interest Rate
 Swaps and Futures........    (202,449)    11,869     33,342    (12,366)  169,604        --           --
                            ----------  ---------  ---------  ---------  --------   --------   ----------
Adjusted Repricing
 Differential.............  $ (373,922) $ (25,190) $ 172,683  $ 115,008  $433,938   $205,892   $      --
                            ==========  =========  =========  =========  ========   ========   ==========
Cumulative Adjusted
 Repricing................  $ (373,922) $(399,112) $(226,429) $(111,421) $322,517   $528,409          --

- --------
(1) Differences between the distribution of investment securities based upon rate sensitivity and distributions based upon maturity exist as a result of $206 million of floating rate securities.
(2) Differences between the distribution of loans based upon rate sensitivity and distributions based upon maturity exist as a result of certain floating rate loans.
(3) Savings and NOW accounts have been distributed for rate sensitivity purposes based upon the Company's historical experience and independent studies regarding retention of such deposits. Although such accounts are subject to immediate withdrawal, the Company's experience indicates that they generally provide a stable source of funds.

NONINTEREST INCOME

Nine Months 1993 vs Nine Months 1992

  Noninterest income for the first nine months of 1993 was $91.4 million, down $11.5 million or 11.2% compared to the first nine months of 1992. Excluding securities gains of $23.9 million and $34.8 million for the first nine months of 1993 and 1992, respectively, noninterest income was down $637 thousand or 0.9%. Trust income of $21.6 million was up $918 thousand or 4.4% as a decrease in institutional custody fees due to a loss of corporate custodial business was largely offset by increased fees for trust and investment services. The loss of these corporate custodial accounts should not have a material impact on future trust income as they provided marginal profitability. Total assets under management by the Trust Group at September 30, 1993 were approximately $4.7 billion, down from $4.8 billion at September 30, 1992. The market value of trust and custody assets of the Company's Trust Group decreased $12.9 billion or 58.7% to $9.1 billion from $22.0 billion a year earlier. Service charges of $37.2 million were up $1.5 million or 4.3% primarily due to an increase in advisory fee income of $1.0 million. Other noninterest income of $8.6 million was down $3.1 million, due primarily to a decrease of $1.7 million in foreign exchange income and $747 thousand in letters of credit fees.

  Noninterest income for the third quarter of 1993 was $21.9 million compared to $45.2 million for the same period last year. Excluding securities losses of $77 thousand and securities gains of $22.1 million for the third quarters of 1993 and 1992, respectively, noninterest income was down $1.1 million, or 4.8% from last year. Trust income of $7.7 million was up to $937 thousand or 13.8% primarily due to growth and increased market value of assets under management. Service charge income of $11.7 million was down $158 thousand or 1.3%. Other noninterest income of $2.6 million was down $1.9 million or 42.2% from 1992, primarily due to a decrease in foreign exchange income of $1.3 million and letter of credit fees of $346 thousand.

1992 vs 1991

  Noninterest income during 1992 increased $23.8 million or 22.3% to $130.4 million. Included in noninterest income during the year were $34.2 million of securities gains as compared to securities gains of $13.7 million for 1991. Excluding securities transactions and $5.9 million of nonrecurring interest income related to a tax receivable, noninterest income for the year was down $2.7 million or 2.9% from 1991. Trust income was $27.5 million, up $235 thousand as growth in personal trust account income was partially offset by a reduction in institutional custody account income. Total assets under management by the Trust Group were $4.4 billion, down from $4.6 billion a year earlier. The market value of trust and custody assets of the Company's Trust Group decreased $19.5 billion or 50.6% to $19.0 billion from $38.5 billion a year earlier due to the loss of corporate custodial business. The loss of these accounts should not have a material impact on future trust income as they provided marginal profitability.

  Service charge income was $38.4 million for 1992, down $2.4 million below the 1991 level due to a decline in the volume of services provided. International noncredit commissions and fees were $9.5 million, up $1.8 million or 23.3% over 1991. Foreign exchange income was $5.0 million, down $3.2 million or 39.1% from 1991 due to a reduced trading volume and lower margins. Other noninterest income, which includes letter of credit fees, safe deposit income and trading income, amounted to $9.9 million during the year, up $939 thousand or 10.5% from 1991.

                                           NINE MONTHS ENDED     YEAR ENDED
                                             SEPTEMBER 30,      DECEMBER 31,
                                           ------------------ -----------------
                                             1993     1992      1992     1991
                                           -------- --------- -------- --------
                                                  (dollars in thousands)
Trust Income.............................. $ 21,634 $  20,716 $ 27,530 $ 27,295
Service Charges...........................   29,914    28,730   38,436   40,859
International Advisory Fees...............    7,333     6,982    9,458    7,672
Foreign Exchange Income...................    2,262     3,968    4,993    8,194
Interest on Tax Receivable................      --        --     5,903      --
Other Noninterest Income..................    6,343     7,727    9,880    8,941
                                           -------- --------- -------- --------
Noninterest Income Excluding Securities
 Gains....................................   67,486    68,123   96,200   92,961
Securities Gains, Net.....................   23,925    34,798   34,213   13,692
                                           -------- --------- -------- --------
Total Noninterest Income.................. $ 91,411 $ 102,921 $130,413 $106,653
                                           ======== ========= ======== ========

NONINTEREST EXPENSE

Nine Months 1993 vs Nine Months 1992

  Noninterest expense for the first nine months of 1993 was $223.7 million compared to $182.4 million for the first nine months of 1992.

  Noninterest expense for the first nine months of 1993 included restructuring expense of $34.6 million, of which $20.8 million related to Riggs AP. The Riggs AP charge consists of severance of $1.6 million, the writeoff of the foreign currency translation account associated with Riggs-Washington's investment in Riggs AP of $11.5 million and $7.7 million of other restructuring expenses. The $20.8 million restructuring charge included $14.2 million of noncash expenses for the writeoff of the foreign currency translation account ($11.5 million), the writeoff of fixed assets ($2.2 million) and the writeoff of goodwill ($500 thousand). The remaining charge of $6.6 million is for severance, excess space and equipment leases which will be charged against the accrual as the expenses are incurred. The $13.8 million of restructuring expense related to BankStart '93 consisted of $7.0 million in consulting fees, $4.0 million in severance related costs, $1.0 million of occupancy-related costs and $1.8 million of other costs. These costs represented management's best estimate of the total costs of implementing BankStart '93 (implementation of which is expected to be substantially completed by May 1994) and were accrued in the first quarter of 1993. This estimate is evaluated by management on an ongoing basis and, as adjustments become known, will be revised accordingly.

  Other real estate owned expense, net of revenues, was $20.2 million, up $3.2 million over the $17.0 million recorded in the first nine months of 1992. For the first nine months of 1992, writedowns and disposition-related losses and expenses associated with the Company's asset-disposition program of $35.2 million were charged to program-related reserves rather than as other real estate owned expense. Had these losses and expenses been charged as other real estate owned expense, other real estate owned expense for the first nine months of 1993 would have decreased $32.0 million compared to the same period in 1992.

  Excluding restructuring expenses and other real estate owned expense, noninterest expense for the first nine months of 1993 was up $3.5 million, or 2.1%, over the $165.4 million reported during the same period in 1992. Salaries and related benefits were $67.4 million, up $692 thousand or 1.0% from the first nine months of 1992 due to an increase in medical and life insurance premiums, pension expense and relocation expenses. Net occupancy expense of $19.9 million was down $1.7 million or 7.9% due to decreases in rent expense of $997 thousand, real estate taxes of $669 thousand and repairs of $509 thousand. These reductions in occupancy expense were partially offset by a $1.1 million decrease in rental income. Equipment expenses of $8.7 million decreased $944 thousand or 9.8% due to decreases in equipment depreciation of $451 thousand and a decrease in equipment rentals of $310 thousand.

  FDIC insurance of $7.8 million was up $1.2 million as an increase in the assessment rate more than offset the decrease in the deposit base. Since January 1, 1993, FDIC insurance premiums have been based on a risk-based deposit insurance assessment system adopted by the FDIC. See "Supervision and Regulation." Each institution has been assigned a capital group and a supervisory subgroup which in turn determines each institution's assessment rate. Data processing expense of $12.5 million was down $742 thousand from a year earlier. Other noninterest expense, which totalled $52.6 million, was up $5.0 million or 10.5%. Accounting for the majority of the increase was $3.6 million of writeoffs related to mortgage insurance claims on other real estate owned in the United Kingdom. Also contributing to this unfavorable variance were increases in consultant fees of $844 thousand and an increase in stationery and supplies of $2.1 million.

  Noninterest expense for the third quarter of 1993 was $49.3 million compared to $68.2 million for the third quarter of 1992, a decrease of $18.9 million or 27.7%. Salaries and related benefits of $21.0 million were down $1.2 million or 5.3% due to a decrease in full-time salaries of $2.3 million, which was partially offset by an increase in pension and insurance expenses and contract labor. Net occupancy expense of $6.4 million was down $871 thousand or 12.0% due to decreases in rent expense of $276 thousand, repairs of $231 thousand, real estate taxes of $228 thousand and depreciation of premises of $103 thousand. The favorable impact of these reductions in occupancy expenses was partially offset by a decrease in rental income of $172 thousand. Equipment expenses of $2.6 million decreased $536 thousand or 17.0% primarily due to decreases in equipment rentals and depreciation. Revenues from other real estate owned exceeded other real estate owned expense by $731 thousand for the third quarter of 1993. This compares to other real estate owned expense, net of revenues, of $13.6 million for the third quarter of 1992. During the third quarter of 1993, the Corporation recorded gains of $2.2 million on the sale of other real estate owned and $983 thousand in rent receipts on other real estate owned. These revenues were partially offset by $2.5 million in writedowns and other expenses related to other real estate owned. Data processing expense of $3.9 million was down $187 thousand from a year earlier. FDIC insurance expense of $2.5 million was up $354 thousand or 16.4% over the third quarter of 1992. Other noninterest expense, which totaled $13.5 million, was down $2.2 million or 13.9%.

1992 vs 1991

  Noninterest expense for 1992 was $240.7 million, which represented a decline of $49.6 million or 17.1% below 1991 primarily due to the nonrecurring $49.8 million reserve created in the third quarter of 1991 in connection with the Company's program to accelerate the disposition of domestic problem commercial real estate assets. Excluding the $49.8 million provision to create the special reserve for problem asset dispositions, noninterest expense for 1992 was up $180 thousand over 1991. Salaries and wages were $74.1 million, down $4.3 million or 5.5% less than 1991 due to staff reductions. The Company's full-time equivalent employees totalled 2,147 at December 31, 1992, down from 2,187 on the same date the previous year. Pension and other employee benefits were up $752 thousand or 5.2% over the previous year due to increases in miscellaneous benefits, payroll taxes, relocation expenses and placement fees.

  Other real estate owned expense of $18.0 million was up $3.6 million over the $14.4 million reported in 1991. From the fourth quarter of 1991 through the second quarter of 1992, writedowns and disposition expenses associated with real estate assets held for accelerated disposition were charged to the reserve for losses on accelerated disposition of real estate assets rather than to the other real estate expense category. During the first six months of 1992, writedowns and disposition related losses and expenses of $35.2 million were charged to the program-related reserves.

  Occupancy expense of $28.4 million was down $1.8 million or 6.0% less than 1991 primarily due to a decrease in property rentals, repairs and services. Furniture and equipment expense of $15.4 million decreased $1.6 million or 9.2% as a result of the sale of equipment and the transfer of equipment and leases under an agreement to outsource computer operations to IBM. Advertising and public relations expenses were $6.1 million, up $207 thousand or 3.5%. Legal fees of $5.1 million were down $628 thousand or 10.9%. FDIC insurance expense was $8.8 million, down $267 thousand or 2.9% as a decrease in deposit base was substantially offset by an increase in the premium. Data processing expense of $17.7 million was up $297 thousand primarily due to the computer operations outsourcing arrangement with IBM. Other noninterest expense totalled $51.9 million, up $3.9 million or 8.0% over 1991 primarily due to an increase in interest on delayed funds, interest costs of hedges, consultant fees and nonrecurring losses on disposal of equipment.

                                            NINE MONTHS ENDED    YEAR ENDED
                                              SEPTEMBER 30,     DECEMBER 31,
                                            ----------------- -----------------
                                              1993     1992     1992     1991
                                            -------- -------- -------- --------
                                                  (dollars in thousands)
Restructuring Expense...................... $ 34,554 $    --  $    --  $    --
Other Real Estate Owned Expense, net.......   20,231   16,986   17,981   14,370
Provision for Losses on Accelerated Dispo-
 sition of Real Estate Assets..............      --       --       --    49,800
Salaries and Wages.........................   53,151   55,270   74,145   78,444
Pensions and Other Employee Benefits.......   14,225   11,414   15,141   14,389
Occupancy Expense of Premises, Net.........   19,917   21,623   28,354   30,152
Furniture and Equipment Expense............    8,687    9,631   15,419   16,972
Other Noninterest Expense:
  Advertising and Public Relations.........    4,509    4,640    6,129    5,922
  Legal Fees...............................    3,175    3,316    5,121    5,749
  FDIC Insurance Expense...................    7,793    6,627    8,789    9,056
  Data Processing Services.................   12,546   13,288   17,684   17,387
  Other Noninterest Expenses...............   44,867   39,603   51,918   48,060
                                            -------- -------- -------- --------
Total Noninterest Expense.................. $223,655 $182,398 $240,681 $290,301
                                            ======== ======== ======== ========

  In addition to charge-offs, writedowns and the nonaccrual of interest income, the Company is presently incurring significant costs to address its asset quality problems. Direct costs associated with problem assets include selling expense accruals, legal fees, real estate taxes, appraisal fees, property management fees and insurance. These direct costs, combined with the cost of maintaining staff specifically assigned to the management of problem assets, were approximately $19.0 million during 1992 and $13.7 million for the first nine months of 1993.

TOTAL ASSETS

September 30, 1993 vs December 31, 1992

  The decrease in total assets of $405 million from December 31, 1992 to September 30, 1993 is primarily the result of decreases in deposits. The restructuring of Riggs AP included exiting the deposit-gathering business in London and internally funding this subsidiary. Domestic deposits have declined as a result of lower interest rates.

December 31, 1992 vs December 31, 1991

  The decrease in total assets of $458 million was due to the Company seeking to maintain its regulatory capital ratios and improve liquidity by reducing assets and shifting a greater proportion of its assets from loans into money market assets. Such assets generally carry a lower risk-weighting for capital purposes, although they typically generate lower yields than the Company's lending activities. During 1992, loans decreased $863 million while liquid assets increased $356 million.

SECURITIES HELD FOR SALE

September 30, 1993 vs September 30, 1992

  Securities Held for Sale totalled $754 million at September 30, 1993 compared to $143 million at September 30, 1992. In the second quarter of 1992, the Company sold approximately $344 million of mortgage-backed securities, which were classified as Held for Sale. The Company recognized pretax gains of

$8.5 million on the second quarter sales and the proceeds were invested in U.S. Treasury securities. In view of management's intention to use securities as part of its asset/liability strategy and the possibility that securities could be sold in response to changes in interest rates or for liquidity purposes, $487 million of securities, including those purchased with the proceeds from the sale of mortgage-backed securities, were classified as Held for Sale at June 30, 1992. During the third quarter of 1992, these securities were sold and pretax gains of $22.1 million were realized. The proceeds of these sales were invested in money market assets. In the first quarter of 1993, in view of management's intention to continue to use securities as part of its asset/liability strategy and the possibility that securities could be sold in response to changes in interest rates or for liquidity purposes, $983 million of securities were classified as Held for Sale and $697 million were subsequently sold in the second quarter of 1993 for a pretax gain of $25.5 million. Proceeds were used to purchase shorter duration and variable rate securities classified as held for sale and money market assets. There were no sales of securities in the third quarter of 1993.

December 31, 1992 vs December 31, 1991

  As of December 31, 1992, there were $160 million of U.S. Treasury securities and Other Securities classified as Held for Sale. The weighted average yield to maturity of these securities was 3.64% at year-end 1992. The average maturity on these securities was six months. The "Other Securities" category consisted of $16.0 million of United Kingdom Government Obligations and $366 thousand of Nigerian Bonds received in exchange for the Company's Nigerian loans. The market value of Securities Held for Sale at December 31, 1992 was $161 million, $1.1 million more than the book value at that date. Unrealized gains were $1.1 million. There were no unrealized losses in the portfolio.

  During 1992, proceeds from the sale of Securities Held for Sale totalled $1.10 billion, as compared to 1991 when no Securities Held for Sale were sold. Gross gains and losses from the sale of Securities Held for Sale were $39.5 million and $4.7 million, respectively, in 1992.

  Securities Held for Sale at December 31, 1991 amounted to $101 million, which consisted entirely of U.S. Treasury securities. During the first quarter of 1992, these securities were sold at a pretax gain of $4.2 million and the Company reinvested the proceeds in mortgage-backed securities. In the second quarter of 1992, the Company sold approximately $344 million of mortgage-backed securities and $126 million of U.S. Treasury securities, all of which were classified as Held for Sale. The Company recognized pretax gains of $8.5 million on the second quarter sales and the proceeds were invested in U.S. Treasury securities. At June 30, 1992, $487 million of securities were classified as Held for Sale. During the third quarter of 1992, these securities were sold and pretax gross gains of $26.9 million were realized. The proceeds of these sales were invested in mortgage-backed securities and money market assets. Also during the third quarter of 1992, an additional $143 million of U.S. Treasury securities were classified as Held for Sale. During the fourth quarter of 1992, $16.0 million of United Kingdom Government securities were classified as Held for Sale.

                               SEPTEMBER 30, 1993           DECEMBER 31, 1992
                          ---------------------------- ----------------------------
                                     GROSS                        GROSS
                            BOOK   UNREALIZED  MARKET    BOOK   UNREALIZED  MARKET
                           VALUE     GAINS     VALUE    VALUE     GAINS     VALUE
                          -------- ---------- -------- -------- ---------- --------
                                           (dollars in thousands)
U.S. Treasury Securi-
 ties:
 Due within 1 year......  $438,801   $  189   $438,990 $143,263   $  --    $143,263
 Due after 1 but within
  5 years...............    99,318    1,057    100,375      --       --         --
Other Securities:
 Due after 1 but within
  5 years...............    32,624       66     32,690   15,963    1,128     17,091
 Due after 10 years.....   183,156      252    183,408      366      --         366
                          --------   ------   -------- --------   ------   --------
Total Securities Held
 for Sale...............  $753,899   $1,564   $755,463 $159,592   $1,128   $160,720
                          ========   ======   ======== ========   ======   ========

INVESTMENT SECURITIES

September 30, 1993 vs September 30, 1992

  Investment securities at September 30, 1993 totalled $538 million, down $114 million from September 30, 1992. The market value of investment securities at September 30, 1993 was $544.9 million, $6.5 million more than the book value at that date. Investment securities maturing within one year, one to five years and over five years were $88.2 million, $29.1 million and $421.1 million, respectively.

  U.S. Treasury securities at September 30, 1993 were $94.6 million, down from $588.9 million on September 30, 1992. Mortgage-backed securities, which are collateralized by residential mortgage loans and guaranteed by the Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC"), were $406.5 million at September 30, 1993. There were no mortgage-backed securities at September 30, 1992. Other securities, which primarily consist of floating rate notes, preference shares of United Kingdom companies and Federal Reserve stock, were $35.3 million at September 30, 1993, down $26.7 million from September 30, 1992.

December 31, 1992 vs December 31, 1991

  Investment securities at December 31, 1992 totalled $795 million, up $312 million or 64.4% from December 31, 1991. The increase in investment securities was a result of the reinvestment of a portion of the proceeds from loan maturities and payments and problem asset sales. The market value of investment securities at December 31, 1992 was $804 million, $8.9 million more than the book value at that date, as $13.7 million in unrealized gains more than offset $4.8 million in unrealized losses.

  U.S. Treasury securities at December 31, 1992 were $580 million, up from $357 million on the same date a year earlier. The weighted average yield to maturity on these securities was 5.93% at year-end 1992. The average maturity on U.S. Treasury securities was two years and three months on December 31, 1992, compared to two years and six months on December 31, 1991. Obligations of states and political subdivisions at year-end 1992 were $2 million, level with year-end 1991. Mortgage-backed securities were $174 million at December 31, 1992, compared to $51 million at year-end 1991. The weighted average yield to maturity on these securities was 6.12% at year-end 1992. The average contractual maturity of these securities was six years, nine months at December 31, 1992, as compared to twenty-one years, eight months at December 31, 1991. Other securities were $40 million at December 31, 1992, down $34 million from year-end 1991. The decline was due to the sale of $13 million of preference shares and floating rate notes by the Company's United Kingdom subsidiary as well as a transfer of $16 million of United Kingdom Government securities to the Held for Sale category. The weighted average yield to maturity on these securities was 5.76% on December 31, 1992, as compared to 7.66% at December 31, 1991.

BOOK VALUE OF INVESTMENT SECURITIES

                                     SEPTEMBER 30,          DECEMBER 31,
                                   ----------------- --------------------------
                                     1993     1992     1992     1991     1990
                                   -------- -------- -------- -------- --------
                                              (dollars in thousands)
U.S. Treasury Securities.......... $ 94,556 $588,875 $579,576 $356,706 $653,071
Obligations of States and Politi-
 cal Subdivisions.................    1,999    1,999    1,999    1,999   17,798
Mortgage-Backed Securities........  406,509      --   173,782   51,015  167,768
Other Securities..................   35,303   61,984   40,036   73,984  122,250
                                   -------- -------- -------- -------- --------
Total Investment Securities....... $538,367 $652,858 $795,393 $483,704 $960,887
                                   ======== ======== ======== ======== ========

LOANS

September 30, 1993 vs September 30, 1992

  As of September 30, 1993, loans, net of discount and unearned fees, were $2.11 billion, down $249 million or 10.6% since September 30, 1992 due to loan curtailments, particularly with respect to first mortgage loans, the transfer of loans to the other real estate owned category and weak loan demand resulting from economic conditions domestically and in the United Kingdom.

  Domestic commercial and financial loans were $340.5 million, down $127.2 million or 27.2% at September 30, 1993 as compared to $467.7 million at September 30, 1992, principally due to loan curtailments.

  Domestic real estate-commercial/construction loans were $394.3 million, down $66.4 million or 14.4% as a result of transfers to other real estate owned, charge-offs and curtailments. Domestic real estate-commercial construction loans were 18.7% of total loans and 8.4% of total assets at September 30, 1993. Permanent domestic mortgage loans, which were primarily to finance owner-occupied commercial buildings, represented one-third of real estate-commercial/construction loans. The remainder of the domestic real estate-commercial construction portfolio was for the development of commercial properties, including office buildings, warehouses, shopping centers and hotels. Approximately 99.6% of the Company's domestic real estate-commercial/construction loans were secured by properties located in the Baltimore-Washington, D.C.-Richmond corridor, with the overwhelming majority concentrated in the Washington, D.C. metropolitan area.

  Residential mortgage loans totaled $747.9 million at September 30, 1993, up $182.3 million or 32.2% over September 30, 1992. Home equity loans, which are floating rate loans secured by first or second trusts on single-family residential properties, decreased $36.9 million or 12.7% to $253.7 million at September 30, 1993. Consumer loans were $88.4 million, down $30.8 million or 25.8% from September 30, 1992.

  The Company has recently purchased, or agreed to purchase, in the open market approximately $520 million of residential mortgage loans. Substantially all of these loans were recently originated, have original maturities of 15 or 30 years, bear interest at fixed rates and are secured by properties located in various regions throughout the United States. See "Recent Developments-- Financial Difficulties and Recent Strategic Initiatives--Further Revenue
Enhancements: Increased Loan to Deposit Ratio."

  Foreign loans were $281.8 million, down $175.4 million or 38.4% from the September 30, 1992. Sterling denominated loans made in the United Kingdom by the London Operations were $228.3 million or 81.0% of the Company's foreign loans at September 30, 1993.

December 31, 1992 vs December 31, 1991

  Total loans at December 31, 1992 were $2.14 billion, $855 million or 28.6% below the $2.99 billion of loans reported on the same date in the previous year as a result of loan payments, limited opportunities for quality loan growth, and the transfer of loans to other real estate owned.

  Commercial and financial loans were down $163 million or 30.6% principally due to loan curtailments.

  Domestic real estate-commercial/construction loans were $500 million, down $106 million or 17.5% as a result of transfers to other real estate owned, charge-offs and curtailments. Real estate-commercial/ construction is the only industry concentration in excess of 10% of year-end loans. Domestic real estate-commercial construction loans were 23.4% of total loans and 9.8% of total assets at December 31, 1992. As of year-end 1992, $105.7 million or 21.1% of these loans were classified as nonaccrual. In view of current market conditions, the Company has significantly curtailed new real estate-commercial/construction lending during the past three years.

  Approximately 21.7% of the Company's domestic real estate-commercial/construction loan portfolio at December 31, 1992 was for the development of single-family residential properties. Permanent domestic mortgage loans represented 21.2% of real estate-commercial/construction loans. The remainder of the domestic real estate-commercial construction portfolio at that date was for the development of commercial properties, including office buildings, warehouses, shopping centers and hotels. Approximately 95.7% of the Company's domestic real estate-commercial/construction loans at December 31, 1992 were secured by properties located in the Baltimore-Washington, D.C.-Richmond corridor, with the overwhelming majority concentrated in the Washington, D.C. metropolitan area.

  Residential mortgage loans totalled $529 million at December 31, 1992, a decrease of $196 million or 27.0% from December 31, 1991. The decline was due to a high volume of prepayments which were caused by refinancings due to declining interest rates. Residential mortgage loans, which represent 24.8% of the Company's loan portfolio, are recognized as being higher quality than other categories of loans as they are secured by first trusts on the primary residence of the borrowers and underwritten based upon both appraised home values and borrower incomes. The Company generally requires full documentation and adherence to customary underwriting criteria including a maximum 80% loan to value ratio. Essentially all of the Company's residential lending activity is in the Washington, D.C. metropolitan area. The historical charge-off figures attest to the quality of these loans as total charge-offs during the last five years totalled only $217,000. At September 30, 1993, approximately 52.3% of the total residential mortgage loans were adjustable rate instruments. While there are limitations on the amount that the interest rate can increase or decrease at each interval and over the life of the loan, the adjustable feature of these loans provides the Company a degree of protection against the impact of interest rate fluctuations on funding costs.

  Home equity loans, which are floating rate loans secured by first or second trusts on single-family residential properties, decreased $49 million or 15.4% to $272 million at December 31, 1992. This decrease was primarily attributable to prepayments associated with refinancings. Home equity loans are originated with essentially the same standards employed in the underwriting of the Company's residential mortgage loans.

  Consumer loans were $107 million at December 31, 1992, down $51 million or 32.4% from year end 1991. The Company's consumer credit portfolio consists principally of installment loans for personal expenditures and student loans.

  Foreign loans were $364 million at December 31, 1992, down $297 million or 45.0% from December 31, 1991. Sterling denominated loans made in the United Kingdom by Riggs AP were $293 million or 80.4% of the Company's foreign loans at December 31, 1992. Approximately 39% of the decline in the foreign loan portfolio was due to repayments, 26% was due to exchange rate fluctuation, 24% related to transfers to other real estate owned and 11% related to charge-offs. Riggs AP's lending activities have been reduced due to weak economic conditions in the United Kingdom. Riggs AP's loan portfolio at December 31, 1992 consisted of $187 million of commercial property loans which are secured by leased properties and $105 million of corporate loans. At year-end 1992, Riggs AP's commercial property loans were down $139 million or 42.6% and its corporate loans were down $122 million or 53.6% from year-end 1991.

  Riggs AP's commercial property loans are diversified by project type and geographic location and have maturities ranging from 3 to 5 years. Vacancy rates on the properties securing these loans have increased due to weak economic conditions in the United Kingdom. At June 30, 1992, Riggs AP's $88.9 million of nonperforming assets were transferred to Riggs-Washington and the Company. These assets were transferred at book value, net of related reserves, and are serviced by Riggs AP. During the last six months of 1992, the transferred assets were reduced $45.2 million or 51% as a result of sales, writedowns and exchange rate fluctuations. As of year-end 1992 an additional $15.2 million of Riggs AP's loans were placed on nonperforming status including approximately $4 million or 2.2% of its remaining commercial property loans, as the borrowers were not able to fully support debt service.

PERIOD-END LOANS

                              SEPTEMBER 30,                          DECEMBER 31,
                          --------------------- ------------------------------------------------------
                             1993       1992       1992       1991       1990       1989       1988
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                     (dollars in thousands)
Domestic:
 Commercial and Finan-
  cial..................  $  340,477 $  467,675 $  369,447 $  532,068 $  805,319 $  962,452 $1,223,419
 Real Estate-Commercial/
  Construction..........     394,267    460,639    500,073    606,094    760,974    820,515    835,803
 Residential Mortgage...     747,863    565,593    529,163    724,842    840,403    845,412    455,681
 Home Equity............     253,667    290,560    272,225    321,690    341,100    276,220    235,370
 Consumer...............      88,428    119,199    107,382    158,872    249,124    278,463    270,557
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total Domestic..........   1,824,702  1,903,666  1,778,290  2,343,566  2,996,920  3,183,062  3,020,830
Foreign:
 Governments and
  Official Institutions.      26,883     26,083     29,319     27,377     30,477     46,545     53,960
 Banks and Other
  Financial
  Institutions..........      17,502     30,425     24,734     28,481     65,722     80,438    107,308
 Commercial and
  Industrial and
  Commercial Property...     222,501    385,665    283,775    581,499    689,137    500,265    386,236
 Other..................      14,896     15,051     25,948     23,886     33,228     29,304     21,674
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total Foreign...........     281,782    457,224    363,776    661,243    818,564    656,552    569,178
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total Loans.............   2,106,484  2,360,890  2,142,066  3,004,809  3,815,484  3,839,614  3,590,008
Less: Unearned Discount
 and Net Deferred Fees..         912      6,281      4,360     12,116     24,228     30,854     27,177
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total Loans, Net of Un-
 earned Discount and Net
 Deferred Fees..........   2,105,572  2,354,609  2,137,706  2,992,693  3,791,256  3,808,760  3,562,831
Less: Reserve for Loan
 Losses.................      80,869     74,520     83,307    103,674    108,887     39,863     49,038
                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total Loans, Net........  $2,024,703 $2,280,089 $2,054,399 $2,889,019 $3,682,369 $3,768,897 $3,513,793
                          ========== ========== ========== ========== ========== ========== ==========

NONPERFORMING ASSETS AND PAST DUE LOANS

September 30, 1993 vs September 30, 1992

  Nonperforming assets, which include nonaccrual loans, renegotiated loans and other real estate owned, net, totalled $271.0 million at September 30, 1993, a decrease of $28.7 million from the $299.7 million reported at September 30, 1992, and a decrease of $34.8 million from the $305.8 million reported at December 31, 1992.

  In light of current economic conditions domestically and in the United Kingdom and the possibility of further deterioration in commercial real estate values in the Baltimore-Washington, D.C.-Richmond corridor, nonperforming assets may continue to rise. The extent to which additional loans will move to nonperforming status will depend, among other factors, on whether economic conditions continue to deteriorate domestically and in the United Kingdom. The level of nonperforming assets also will depend on the extent to which non-performing assets return to performing status.

  At September 30, 1993, nonaccrual loans, including both domestic and foreign loans, were $148.8 million or 7.1% of outstanding loans compared to $150.7 million or 6.4% of outstanding loans at September 30, 1992 and $162.1 million or 7.6% of outstanding loans at December 31, 1992. This decrease was primarily due to a decrease in domestic nonaccrual loans from $113.1 million at September 30, 1992 to $85.3 million at September 30, 1993. Of the $63.6 million of foreign nonaccrual loans at September 30, 1993, $33.5 million related to nonaccrual real estate-commercial mortgage loans at the United Kingdom offices.

  The decrease of $13.3 million in nonaccrual loans between December 31, 1992 and September 30, 1993 is attributable to sales and repayments of $27.1 million combined with transfers to other real estate owned of nonaccrual loans totalling $55.2 million, which more than offset net additions to nonaccrual loans of $69.0 million during the period. Nonaccrual foreign loans increased $26.0 million during the nine month period ended September 30, 1993. This increase is attributable to net increases in nonperforming loans and deteriorating credits in the United Kingdom portfolio, which was adversely affected by several factors such as: unfavorable reports by court-appointed receivers on two commercial properties, borrowers experiencing reduced cash flows from the ongoing soft commercial property market and external and internal evaluations of United Kingdom assets reflecting more conservative assumptions due to ongoing concerns about the United Kingdom economy.

  Renegotiated loans totalled $9.4 million at September 30, 1993 compared to $14.5 million at September 30, 1992 and $11.8 million at December 31, 1992. The domestic renegotiated loans consisted entirely of commercial real estate loans which were renegotiated to provide a reduction or deferral of interest or principal as a result of a deterioration in the financial position of the borrower.

  Other real estate owned, net ("OREO"), which is property acquired through foreclosure, or deemed to have been acquired through foreclosure ("in substance foreclosure" or "ISF") or by acceptance of a deed in lieu of foreclosure, was $112.7 million at September 30, 1993, down from $134.5 million at September 30, 1992 and $131.9 million at December 31, 1992.

  Past due loans, on which the Company is accruing interest as they are well secured and in the process of collection, were $4.2 million at September 30, 1993, compared to $1.6 million at September 30, 1992 and $1.4 million at December 31, 1992. At September 30, 1993, the Company had identified approximately $18.7 million in potential problem loans currently performing and therefore not included as nonaccrual or past due. Potential problem loans represent loans which are currently performing but which management believes may become nonaccrual or past due in the foreseeable future. These loans consist of approximately $5.3 million of domestic loans, principally commercial real estate loans, and approximately $13.4 million of commercial property and corporate loans in the United Kingdom.

December 31, 1992 vs December 31, 1991

  Nonperforming assets, which include nonaccrual loans, renegotiated loans, other real estate owned (net of reserves) and, for the period from September 30, 1991 through the second quarter of 1992, real estate assets subject to accelerated disposition (net of reserves), totalled $305.8 million (13.5% of outstanding loans, real estate assets subject to accelerated disposition and other real estate owned) at December 31, 1992, a decrease of $25.3 million from the $331.1 million (10.7% of outstanding loans, other real estate owned (net of reserves) and real estate assets subject to accelerated disposition (net of reserves)) reported at December 31, 1991. Excluding the $46.8 million reserve for losses on accelerated dispositions of real estate assets, nonperforming assets would have been $377.9 million at December 31, 1991.

  At December 31, 1992, nonaccrual loans were $162.1 million or 7.6% of outstanding loans as compared to $231.8 million or 7.8% of outstanding loans at December 31, 1991. This decrease is primarily due to the accelerated disposition of real estate assets as well as a decrease in foreign nonaccrual loans from $78.9 million to $44.9 million. Of the $44.9 million of foreign nonaccrual loans at December 31, 1992, $23.5 million relates to nonaccrual real estate-commercial loans at the Company's London Operations, which are secured by properties located in the United Kingdom. The decrease in foreign nonaccrual loans is attributable to the transfer of $29.3 million of nonaccrual loans to other real estate owned. Included in year-end 1992 foreign nonaccrual loans was a $15 million loan originated at Riggs-Washington.

  At December 31, 1992, the Company had renegotiated loans totalling $11.8 million as compared to no loans classified as renegotiated at December 31, 1991. The renegotiated loans consisted entirely of domestic commercial real estate loans which were renegotiated to provide a reduction or deferral of interest or principal as a result of a deterioration in the financial position of the borrower.

  Other real estate owned (net of reserves), was $131.9 million at December 31, 1992, up $106.4 million from $25.5 million at December 31, 1991. At December 31, 1991, the Company had other real estate owned

(net of reserves) of $99.3 million including real estate assets subject to accelerated disposition (net of reserves) of $73.7 million.

  Past due loans, on which the Company is accruing interest as they are well secured and in the process of collection, were $1.4 million at December 31, 1992 compared to $3.5 million at year-end 1991. At December 31, 1992, the Company had identified approximately $41.6 million in potential problem loans.

NONPERFORMING ASSETS AND PAST DUE LOANS

                              SEPTEMBER 30,                            DECEMBER 31,
                          ----------------------  ----------------------------------------------------------
                             1993        1992        1992        1991        1990        1989        1988
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                     (dollars in thousands)
Nonperforming Assets:
Nonaccrual Loans: (1)
 Domestic...............  $   85,256  $  113,068  $  117,182  $  137,340  $  137,544  $    3,313  $   19,068
 Foreign................      63,571      37,636      44,892      78,855      21,245       1,191       5,048
 Subject to Accelerated
  Disposition, Net (3)..         --          --          --       15,641         --          --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total Nonaccrual Loans..     148,827     150,704     162,074     231,836     158,789       4,504      24,116
Renegotiated Loans: (2)
 Domestic...............       8,533      14,516      11,806         --          --          --          834
 Foreign................         914         --          --          --          --          --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total Renegotiated
 Loans..................       9,447      14,516      11,806         --          --          --          834
Other Real Estate Owned,
 Net:
 Domestic...............      99,870      92,965      97,592      21,316     120,154      37,919         737
 Foreign................      12,862      41,485      34,300       4,211          53          44          50
 Subject to Accelerated
  Disposition, Net (3)..         --          --          --       73,748         --          --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total Other Real Estate
 Owned, Net.............     112,732     134,450     131,892      99,275     120,207      37,963         787
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total Nonperforming As-
 sets, Net..............  $  271,006  $  299,670  $  305,772  $  331,111  $  278,996  $   42,467  $   25,737
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Total Loans, Net of Un-
 earned Discount and Net
 Deferred Fees..........  $2,105,572  $2,354,609  $2,137,706  $2,992,693  $3,791,256  $3,808,760  $3,562,831
 Ratio of Nonaccrual
  Loans to Total Loans..        7.07%       6.40%       7.58%       7.75%       4.19%       0.12%       0.68%
 Ratio of Nonperforming
  Assets to Total Loans
  and Other Real
  Estate Owned, Net.....       12.22%      12.04%      13.47%      10.71%       7.13%       1.10%       0.72%
Past Due Loans: (4)
 Domestic...............  $    4,214  $    1,567  $    1,369  $    2,743  $   46,756  $   12,258  $    6,458
 Foreign................          31          15          55         790       8,733         --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total Past Due Loans....  $    4,245  $    1,582  $    1,424  $    3,533  $   55,489  $   12,258  $    6,458
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========

- --------
(1) Loans that are in default in either principal or interest for 90 days or more that are not well secured and in the process of collection.
(2) Loans for which terms have been renegotiated to provide a reduction or deferral of interest or principal as a result of a deterioration in the financial position of the borrower in accordance with Financial Accounting Standards Board Statement No. 15. Extensions of loans, at market terms, are not considered renegotiated for purposes of this Schedule.
(3) Balances are net of reserves of $10,134 and $36,644 related to loans and other real estate owned, respectively, held for accelerated disposition.
(4) Loans contractually past due 90 days or more in principal or interest which are well secured and in the process of collection and, accordingly, are not classified as either nonaccrual or renegotiated.

  During the 12 month period ended September 30, 1993, the ratio of nonperforming assets to total loans and other real estate owned, net, increased from 12.04% to 12.22%. This increase is principally due to the 10.6% decline in total loans from $2.35 billion to $2.11 billion over the same period. As presented in the table above, the dollar level of nonperforming assets decreased 9.6% over the same 12 month period.

PROVISION AND RESERVE FOR LOAN LOSSES

  The Company's banking subsidiaries maintain reserves for loan losses which are available to absorb potential losses in the current loan portfolio. The reserve for loan losses is increased by loan loss provisions and recoveries on charged-off loans, and is reduced by loan charge-offs. The Company determines its reserve requirements based upon an analysis of risk factors affecting the entire loan portfolio and specific reviews of individual loans. The Company's loan loss reserve methodology is a formal process that is primarily dependent on the risk ratings assigned to each of the Company's loans, including commercial real estate, corporate, and other large balance, non-homogenous loans. The Company's loan officers risk rate the loans for which they are responsible. In addition, the Company's loan review department periodically independently reviews and risk rates these loans and has authority to downgrade credits if it concludes that a more severe risk rating is appropriate.

  The Company's reserve for loan losses is based on management's assessment of existing conditions and reflects potential losses determined to be probable and subject to reasonable estimation. The Company's reserve for loan losses is determined quarterly by evaluating loans individually and pools of similar type loans, taking into consideration the primary source of repayment, the liquidity and financial condition of the borrowers and guarantors, and general economic conditions and other factors that exist as of the determination date. In addition, the Company prepares a migration analysis of charge-offs over the prior three years in order to assist in the process of estimating inherent losses for different categories of risk rated credits. The Company's actual charge-off experience is then adjusted for judgmental factors such as trends in delinquencies, nonaccrual loans and charge-offs, volume, maturity and composition of the portfolio, effects of changes in lending policies, economic trends and credit concentration considerations. From these analyses and related information, the Company determines reserve percentages by risk rating for each loan portfolio type (including, for example, commercial real estate, residential construction and corporate loans). These estimated reserve percentages are applied to the portfolio. The resultant amount is then subjected to an overall reasonableness test by evaluating such factors as annual charge-off experience and loan loss reserve coverage.

  All significant criticized loans are reviewed by the Loan Loss Reserve Committee on a quarterly basis to insure their classification is accurate. General allocations are made for all loans and legal contingencies including the consideration of specific reserve requirements for individual loans, if appropriate. The allocations are designed to be sufficient to cover any losses inherent in the portfolio. Identifiable and quantifiable losses are charged-off against the reserve for loan losses.

  On a quarterly basis, the Loan Loss Reserve Committee also evaluates the adequacy of the reserve for loan losses. The Audit Committee of each of the Boards of Directors of the Company's subsidiary banks reviews management's determination of the adequacy of the reserve for loan losses. The loan portfolio is continuously monitored by management to identify loans requiring particular attention.

Nine Months 1993 vs Nine Months 1992

  Provisions for loan losses totalled $59.1 million during the first nine months of 1993 compared with $23.5 million for the first nine months of 1992. Approximately $29.6 million of the $59.1 million of provisions were taken for loans originated in the United Kingdom, as severe recessionary conditions there led to deterioration in the corporate and commercial property loan portfolios. The remaining provisions related primarily to domestic commercial real estate loans.

  Provisions for loan losses totaled $2.0 million for the third quarter of 1993 compared to $5.5 million for the third quarter of 1992. The 1993 provisions for loan losses were primarily for domestic commercial real estate loans.

  Net charge-offs during the first nine months of 1993 were $61.6 million, up from $51.1 million of net charge-offs during the first nine months of 1992. Charge-offs for the first nine months of 1993 primarily related to domestic commercial real estate loans. The remainder of the charge-offs related to corporate and commercial property loans in the United Kingdom. As of June 30, 1993, 100% of the portions of the loans classified as doubtful for regulatory purposes were charged off. Previously, it had been the Company's policy to provide reserves against, rather than to charge-off the doubtful portion of credits.

  Net charge-offs during the third quarter of 1993 were $4.2 million compared to net charge-offs of $9.4 million during the third quarter of 1992. In the third quarter 1993, the Corporation charged off $4.0 million of an international loan which is in the process of being restructured. There were no charge-offs in the Corporation's London operations during the third quarter of 1993.

  The reserve for loan losses was $80.9 million or 3.84% of outstanding loans at September 30, 1993 compared to a reserve balance of $74.5 million or 3.16% of outstanding loans at September 30, 1992. The Company's coverage ratio was 49.8% at September 30, 1993 compared to 44.7% at September 30, 1992. The coverage ratio is calculated by dividing total reserves by nonaccrual, renegotiated and past due loans. At September 30, 1993, 47.5% of the Company's loan portfolio consisted of residential mortgage and home equity loans. These loans require minimal reserves based upon the Company's favorable loss experience. Further, the Company has no credit card loans in its portfolio. Credit card loans, which require relatively high levels of reserves based on loss experience, will inflate an institution's coverage ratio as such loans are typically charged-off rather than classified as nonaccrual or past due. Finally, the coverage ratio does not account for the existence of collateral which limits the risk of principal loss on nonaccrual and past due loans. At September 30, 1993, 66.2% of the Company's nonaccrual, renegotiated and past due loans were partially or fully secured by commercial real estate.

  In light of current conditions domestically and in the United Kingdom, and the possibility of further deterioration in commercial real estate values in the Washington, D.C. area and the United Kingdom and increases in interest rates in the United Kingdom, significant additional provisions and writedowns are possible and nonperforming assets (as well as the cost of carrying nonperforming assets) could increase. However, given the uncertainties created by current economic conditions both in the United Kingdom and domestically, additional provisions and writedowns could not be reasonably estimated at September 30, 1993 and the extent to which they may be required will depend on future economic conditions and their impact on specific borrowers' operations and liquidity.

1992 vs 1991

  Provisions for loan losses totalled $49.8 million for 1992 as compared to $43.5 million for 1991. Domestic provisions in 1992 of $22.9 million were taken primarily in recognition of further deterioration in commercial and residential property development loans and deterioration in a foreign loan which was originated by Riggs-Washington. Provisions for loans originated in the United Kingdom were $26.9 million as weak economic conditions in the United Kingdom resulted in further deterioration in several unrelated corporate loans, including loans to financial institutions and loans to finance operating commercial properties which have experienced a rise in vacancy rates.

  Net charge-offs were $67.0 million or 2.64% of average loans during 1992 compared to $35.6 million or 1.05% of average loans during 1991.

  The reserve for loan losses was $83.3 million or 3.90% of outstanding loans at December 31, 1992 as compared with $103.7 million or 3.46% of outstanding loans at December 31, 1991.

  The Company's ratio of reserves to nonperforming, renegotiated and past due loans was 47.5% at December 31, 1992 compared to 44.05% at December 31, 1991.

RESERVE FOR LOAN LOSSES AND SUMMARY OF CHARGE-OFFS AND RECOVERIES

                             NINE MONTHS ENDED                      TWELVE MONTHS ENDED
                               SEPTEMBER 30,                            DECEMBER 31,
                           ----------------------  ----------------------------------------------------------
                              1993        1992        1992        1991        1990        1989        1988
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                      (dollars in thousands)
Balance, Beginning of the
 Period................... $   83,307  $  103,674  $  103,674  $  108,887  $   39,863  $   49,038  $   66,415
Additions:
 Provision for Loan Loss-
  es......................     59,141      23,462      49,789      43,525     105,508       5,588       1,176
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Additions..........     59,141      23,462      49,789      43,525     105,508       5,588       1,176
Deductions:
Loans Charged-Off:
 Commercial and Financial.      4,579       2,316       3,156       7,457      11,643       4,040       1,672
 Real Estate-
  Commercial/Construction.     33,161      18,956      30,604      14,281      20,429       3,878         --
 Residential Mortgage.....         33         133         190          25         --          --            2
 Home Equity..............        146         123         350         450         639         320         --
 Consumer.................      1,652       2,064       2,745       3,864       2,430       1,759       1,203
 Foreign..................     24,481      29,410      35,233      13,172       3,185       5,294      19,173
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Charge-Offs........     64,052      53,002      72,278      39,249      38,326      15,291      22,050
Recoveries on Charged-Off
 Loans:
 Commercial and Financial.        303         468         616       1,033         220         168         500
 Real Estate-
  Commercial/Construction         230         315       3,172         --          --          --          --
 Residential Mortgage.....        124          14          15          14          14         --          --
 Home Equity..............        --          --          --           26         --          --          --
 Consumer.................        791         996       1,231         908         547         417         348
 Foreign..................      1,009         147         279       1,678          84         454       2,771
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Recoveries on
  Charged-Off Loans.......      2,457       1,940       5,313       3,659         865       1,039       3,619
Net Charge-Offs...........     61,595      51,062      66,965      35,590      37,461      14,252      18,431
Reserve Transferred to
 Real Estate Assets Sub-
 ject to Accelerated
 Disposition..............        --          --          --       13,165         --          --          --
Foreign Exchange Transla-
 tion
 Adjustments..............         16      (1,554)     (3,191)         17         977        (511)       (122)
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance, End of the Peri-
 od....................... $   80,869  $   74,520  $   83,307  $  103,674  $  108,887  $   39,863  $   49,038
                           ==========  ==========  ==========  ==========  ==========  ==========  ==========
Average Loans............. $2,112,403  $2,642,263  $2,540,478  $3,392,994  $4,041,756  $3,715,369  $3,349,464
Ratio of Net Charge-Offs
 to Average Loans.........       2.92%       1.93%       2.64%       1.05%        .93%        .38%        .55%
Ratio of Reserve for Loan
 Losses to Outstanding
 Loans....................       3.84%       3.16%       3.90%       3.46%       2.87%       1.05%       1.38%

DEPOSITS AND BORROWED FUNDS

September 30, 1993 vs September 30, 1992

  Total deposits at September 30, 1993 were $3.93 billion compared to $4.63 billion at September 30, 1992, down $696 million or 15.0% as a result of reductions in wholesale funding sources and a decline in demand for certificates of deposits in a lower interest rate environment. Average deposits during the first nine months of 1993 were $4.3 billion, down $366 million or 7.8% below the $4.7 billion averaged during the first nine months of 1992. The majority of the decline in average deposits was due to a decrease in time deposits in foreign offices of $207 million or 27.3%. Deposits in domestic offices averaged $3.8 billion, a decrease of $158 million or 4.1% from the first nine months of 1992. Average core deposits (total deposits in domestic offices, excluding negotiable certificates of deposits) were $3.7 billion, down $165 million or 4.2% from the first nine months of 1992. Average savings and NOW accounts were $924 million, up $71 million or 8.4% over the first nine months of 1992. The increase in savings and NOW accounts was partially offset by decreases in demand deposits and investment certificates of deposit. Average demand deposits were $835 million, down $11 million from the first nine months of 1992. Money market deposits averaged $1.2 billion, a slight decrease of $22 million or 1.9% below the first nine months of 1992. Time deposits in domestic offices averaged $829 million, a decrease of $194 million or 19.0%.

  The following table reflects the balances and maturities for the Company's time deposits in domestic offices of $100 thousand or more.

                                               SEPTEMBER 30,     DECEMBER 31,
                                             ----------------- -----------------
                                               1993     1992     1992     1991
(dollars in thousands)                       -------- -------- -------- --------
Certificates of Deposit:
 Due within three months.................... $ 97,444 $262,172 $100,483 $228,626
 Three to six months........................   36,907   48,219   44,569   71,835
 Six to twelve months.......................   26,349   25,645   22,502   30,858
 Over twelve months.........................   12,157   10,477   10,637   10,492
                                             -------- -------- -------- --------
  Total..................................... $172,857 $346,513 $178,191 $341,811
                                             ======== ======== ======== ========

  Borrowed funds, which includes Federal funds purchased and repurchase agreements, U.S. Treasury demand notes and other borrowed funds, averaged $244 million during the first nine months of 1993, up $106 million over the $138 million averaged during the first nine months of 1992. Average Federal funds purchased and repurchase agreements were up $73 million. U.S. Treasury and other borrowings were up $33 million compared to the previous year.

  Long-term debt totalling $213 million was level with September 30, 1992.

December 31, 1992 vs December 31, 1991

  Total deposits at December 31, 1992 were $4.44 billion as compared to $4.91 billion at year-end 1991, down $475 million or 9.7%. At December 31, 1992, foreign time deposits and time deposits in domestic offices were down $311 million and $306 million, respectively, from December 31, 1991.

  Average deposits during 1992 were $4.64 billion, down $653 million or 12.3% below the $5.30 billion averaged during 1991. The majority of the decline in average deposits was due to a decrease in time deposits in foreign offices of $433 million or 37.2% as liquid assets were used to reduce wholesale funding sources. Deposits in domestic offices averaged $3.91 billion, a decrease of $219 million or 5.3% from 1991. Average core deposits (total deposits in domestic offices, excluding negotiable certificates of deposits) were $3.89 billion, down $207 million or 5.0% from 1991. Average savings and NOW accounts were $866 million, up $97 million or 12.6% over 1991 levels. The increase in savings and NOW accounts was partially offset by decreases in demand deposits, money market accounts and investment certificates of deposit. Average demand deposits were $846 million, down $66 million from the 1991 average. Money market deposits averaged $1.22 billion, a decrease of $57 million or 4.4% below the 1991 average. Time deposits in domestic offices averaged $991 million, a decrease of $191 million or 16.2%. Average negotiable certificates of deposit in domestic offices, which are included in time deposits in domestic offices, decreased $12 million between 1992 and 1991.

  Borrowed funds averaged $128 million during 1992, down $63 million below the $191 million averaged during 1991. Average Federal funds purchased and repurchase agreements were down $12 million. U.S. Treasury and other borrowings were down $51 million compared to last year. These decreases were the result of the Company's efforts to reduce assets and liabilities as part of its strategy to improve its leverage capital ratio.

AVERAGE DEPOSITS AND BORROWED FUNDS

                          NINE MONTHS ENDED SEPTEMBER 30,             TWELVE MONTHS ENDED DECEMBER 31,
                         ----------------------------------  ----------------------------------------------------
                               1993              1992              1992              1991              1990
                         ----------------  ----------------  ----------------  ----------------  ----------------
                          AVERAGE           AVERAGES          AVERAGE           AVERAGES          AVERAGE
                          BALANCES  RATES   BALANCES  RATES   BALANCES  RATES   BALANCES  RATES   BALANCES  RATES
                         ---------- -----  ---------- -----  ---------- -----  ---------- -----  ---------- -----
                                                        (dollars in thousands)
Deposits in Domestic
 Offices:
 Noninterest-Bearing
  Demand Deposits....... $  821,416        $  835,009        $  834,300        $  902,513        $  832,907
 Savings and NOW
  Accounts..............    924,139 2.12%     852,698  3.27%    865,608  3.09%    768,866  4.10%    627,860  4.88%
 Money Market Deposits..  1,183,198 2.49%   1,205,564  3.66%  1,220,784  3.45%  1,277,606  5.10%  1,328,464  6.26%
 Other Core Deposits....    805,235 3.41%   1,005,729  4.38%    972,841  4.21%  1,151,432  6.80%  1,168,254  8.15%
                         ---------- ----   ---------- -----  ---------- -----  ---------- -----  ---------- -----
Total Average Core
 Deposits...............  3,733,988         3,899,000         3,893,533         4,100,417         3,957,485
Negotiable Certificates
 of Deposit.............     23,930 5.66%      17,383 11.99%     18,290  9.94%     30,727  6.41%     59,353  7.25%
                         ---------- ----   ---------- -----  ---------- -----  ---------- -----  ---------- -----
Total Average Deposits
 in Domestic Offices.... $3,757,918        $3,916,383        $3,911,823        $4,131,144        $4,016,838
Deposits in Foreign
 Offices:*
 Noninterest-Bearing
  Demand Deposits.......     13,289            11,107            11,284             8,907             7,579
 Interest-Bearing Bank
  Deposits..............    158,800 9.97%     254,198 14.61%    234,490 13.57%    377,240 13.59%    699,074 13.36%
 Negotiable Certificates
  of Deposit............     22,972 6.41%      48,748 10.50%     51,640  9.86%     94,208 11.85%    176,393 12.38%
 Interest-Bearing Non-
  Bank Deposits.........    356,893 3.11%     445,534  5.20%    434,174  4.99%    684,529  7.51%    817,365  9.85%
                         ---------- ----   ---------- -----  ---------- -----  ---------- -----  ---------- -----
Total Average Deposits
 in Foreign Offices.....    551,954           759,587           731,588         1,164,884         1,700,411
                         ----------        ----------        ----------        ----------        ----------
Total Average Deposits.. $4,309,872        $4,675,970        $4,643,411        $5,296,028        $5,717,249
                         ==========        ==========        ==========        ==========        ==========
Borrowed Funds:
 Federal Funds Purchased
  and Repurchase
  Agreements............ $  169,962 2.69%  $   97,154  2.94% $   87,339  2.86% $   99,120  5.10% $  337,824  7.79%
 U.S. Treasury Demand
  Notes and Other
  Borrowed Funds........     74,096 2.80%      40,728  3.27%     40,235  3.18%     91,395  5.39%    174,524  7.01%
                         ---------- ----   ---------- -----  ---------- -----  ---------- -----  ---------- -----
Total Average Borrowed
 Funds.................. $  244,058        $  137,882        $  127,574        $  190,515        $  512,348
                         ==========        ==========        ==========        ==========        ==========

- --------
* The majority of interest-bearing deposits in foreign offices are denominated in amounts of $100 thousand or more.

CAPITAL RESOURCES

  Under the Federal Reserve Board's risk-based capital guidelines, bank holding companies are required to meet a minimum ratio of qualifying total (combined Tier 1 and Tier 2) capital to risk-weighted assets of 8.00%, at least half of which must be comprised of core (Tier 1) capital elements. The Company's total and core capital ratios were 11.01% and 5.78% at September 30, 1993 as compared to 14.70% and 8.31% at December 31, 1992 and 15.05% and 8.60% at September 30, 1992.

  The Federal Reserve Board has established an additional capital adequacy guideline referred to as the leverage ratio, which measures the ratio of Tier 1 capital to average quarterly assets. The most highly rated bank holding companies which are not contemplating or experiencing significant growth are required to maintain a minimum leverage ratio of 3.00%. However, most bank holding companies, including the Company, are expected to maintain an additional cushion of at least 100 to 200 basis points above the 3.00% minimum. The actual required ratio for individual bank holding companies is based on the Federal Reserve Board's assessment of the company's asset quality, earnings performance, interest-rate risk and liquidity. The Federal Reserve Board has not advised the Company of a specific minimum leverage ratio requirement applicable to the Company.

  As a result of the losses incurred in the fourth quarter of 1992 and the first nine months of 1993, which were attributable to provisions and writedowns, including those associated with the Company's restructuring plan announced in the second quarter of 1993, the Company's leverage ratio decreased from 4.97% at June 30, 1992 to 4.60% at December 31, 1992 and 3.02% at September 30, 1993. In a capital plan submitted to the Reserve Bank, the Company indicated that it would seek to achieve a leverage ratio of approximately 5.0% by December 31, 1993. After giving effect to the October Equity Sale (see "Recent Developments--October Equity Sale"), the Company's leverage ratio as of September 30, 1993 on a pro forma basis was 5.73%. The Memorandum of Understanding does not require the Company's capital plans to be approved by the Reserve Bank; however, the Company's plans were submitted to and reviewed without objection by the Reserve Bank.

  The Company's policy is to ensure that its bank subsidiaries are capitalized in accordance with regulatory guidelines. The three national bank subsidiaries of the Company are subject to minimum capital ratios prescribed by the OCC which are the same as those of the Federal Reserve Board. Pursuant to the Written Agreement, Riggs-Washington has committed to the OCC to maintain a leverage ratio of 5.00%, a Tier 1 to risk-weighted asset ratio of 6.00% and a total capital to risk-weighted assets ratio of 10.00%. Riggs-Washington's ratios were 5.69%, 11.04%, and 12.31%, respectively, at September 30, 1993.


  The following table reflects the actual and required minimum ratios for the Company and its national banking subsidiaries based upon fully phased-in capital requirements.

CAPITAL RATIOS

                                                   SEPTEMBER 30,   DECEMBER 31,
                          REQUIRED  SEPTEMBER 30,  --------------  --------------
                          MINIMUM       1993        1993    1992    1992    1991
                          -------- --------------- ------  ------  ------  ------
                                     AS ADJUSTED
                                   FOR THE OCTOBER
                                   EQUITY  SALE(1)
                                   ---------------
LEVERAGE RATIO:(2)
  Riggs National Corpo-
   ration...............    3.00%        5.73%       3.02%   4.93%   4.60%   3.57%
  Riggs-Washington......    5.00         5.69        5.69    6.32    6.32    5.79
  Riggs-Virginia........    3.00         8.80        8.80    8.30    8.42    7.83
  Riggs-Maryland........    3.00         6.57        6.57    6.44    6.20    6.70
TIER 1:
  Riggs National Corpo-
   ration...............    4.00        10.85        5.78    8.60    8.31    5.23
  Riggs-Washington......    6.00        11.04       11.04   10.88   11.29    8.36
  Riggs-Virginia........    4.00        16.43       16.43   16.71   16.80   14.32
  Riggs-Maryland........    4.00        11.13       11.13   11.70   11.73   11.23
COMBINED TIER 1 AND TIER
 2:
  Riggs National Corpo-
   ration...............    8.00        16.98       11.01   15.05   14.70   10.46
  Riggs-Washington......   10.00        12.31       12.31   12.15   12.56    9.64
  Riggs-Virginia........    8.00        17.68       17.68   17.97   18.05   16.42
  Riggs-Maryland........    8.00        12.37       12.37   12.96   12.98   12.48

- --------
(1) Adjusted to give effect to the October Equity Sale and the investment of the net proceeds thereof (approximately $132 million) in short-term money market assets, which have been risk-weighted at 20% for purposes of capital ratio calculations. No effect is given to the sale of any Debt Securities or the redemption of any outstanding subordinated debt of the Company.
(2) Most bank holding companies and national banks, including the Company and the Company's national bank subsidiaries, are expected to maintain an additional cushion of at least 100 to 200 basis points above the 3.00% minimum. Under the terms of the Written Agreement, Riggs-Washington has committed to the OCC to maintain a leverage ratio of 5.00%.

                                   MANAGEMENT

  The table below sets forth certain information with respect to the executive officers of the Company and certain executive officers of Riggs-Washington:

   NAME                          AGE                  POSITION
   ----                          ---                  --------
Joe L. Allbritton...............  68 Chairman of the Board and Chief Executive
                                      Officer of the Company and Chairman of the
                                      Board of Riggs-Washington
Paul M. Homan...................  53 Vice Chairman of the Board of the Company
                                      and President and Chief Executive Officer
                                      of Riggs-Washington
Timothy C. Coughlin.............  51 President of the Company
John L. Davis...................  52 Chief Financial Officer of the Company and
                                      Senior Vice President and Chief Financial
                                      Officer of Riggs-Washington
David Lesser....................  38 General Counsel of the Company and
                                      Executive Vice President and General
                                      Counsel of Riggs-Washington
Alexander C. Baker..............  47 Secretary of the Company and Senior Vice
                                      President, Trust Officer and Secretary of
                                      Riggs-Washington
Randall R. Reeves...............  46 Senior Executive Vice President and Chief
                                      Credit Officer and Head of Special Assets
                                      Group of Riggs-Washington
Joseph W. Barr..................  44 Executive Vice President of Riggs-
                                      Washington--Head of Retail Banking
Fred L. Bollerer................  51 Executive Vice President of Riggs-
                                      Washington--Head of General Banking Group
Paul Cushman, III...............  33 Executive Vice President of Riggs-
                                      Washington--Head of International Banking
                                      Group
George W. Grosz.................  55 Executive Vice President of Riggs-
                                      Washington-- Head of Financial Services
                                      Group
Gloria A. Lembo.................  44 Executive Vice President of Riggs-
                                      Washington--Head of Technology Services
                                      Group
S. Dean Lesiak..................  41 Executive Vice President of Riggs-
                                      Washington--Head of Risk Management

EXPERIENCE OF MANAGEMENT

  JOE L. ALLBRITTON has been Chairman of the Board and Chief Executive Officer of the Company since 1981. He has served as Chairman of the Board of Riggs-Washington since 1983 and was the Chief Executive Officer of Riggs-Washington from 1982 to June 1993. Mr. Allbritton was the beneficial owner of approximately 33% of the Common Stock of the Company as of September 20, 1993. He also serves as Chairman of the Board of, and is the owner of, Perpetual Corporation, Westfield News Advertiser, Inc. and University Bancshares.

  PAUL M. HOMAN was appointed President and Chief Executive Officer of Riggs-Washington and Vice Chairman of the Company in June 1993. See "Recent Developments--Recent Strategic Initiatives." Mr. Homan served as president and chief executive officer of First Florida Banks, Inc. of Tampa from August 1991 through December 1992 before returning to serve as principal of Homan & Associates, a bank consulting firm which he founded in 1987. Mr. Homan served as senior adviser to the Comptroller of the Currency in 1990 and 1991, as executive vice president of Continental Bank Corporation from 1985 to 1987 and as chairman and chief executive officer of Nevada National Bank from 1983 to 1985. Mr. Homan also worked at the OCC from 1966 to 1983, rising to the position of senior deputy controller for bank supervision, the OCC's top career position.

  TIMOTHY C. COUGHLIN has served as President of the Company since 1992. He served as President and Chief Operating Officer of Riggs-Washington from 1983 to 1992. He has been a Director of the Company since 1988 and a Director of Riggs-Washington since 1983.

  JOHN L. DAVIS joined the Company in June 1993 and is Chief Financial Officer of the Company and Senior Vice President and Chief Financial Officer of Riggs-Washington. Mr. Davis served as Senior Vice President and Controller of First Florida Bank, N.A. from 1990 to 1992 and as Senior Vice President and Chief Financial Officer of First Union National Bank of Georgia from 1987 to 1990.

  DAVID LESSER has served as General Counsel of the Company and Executive Vice President and General Counsel of Riggs-Washington since 1987.

  ALEXANDER C. BAKER has served as Secretary of the Company and as Secretary of Riggs-Washington since 1992 and as Senior Vice President and Trust Officer of Riggs-Washington since 1987.

  RANDALL R. REEVES has served as Senior Executive Vice President and Chief Credit Officer of Riggs-Washington since 1991. Mr. Reeves was President and Chief Executive Officer of University Bancshares, Inc. from 1985 to 1992.

  JOSEPH W. BARR joined the Company as Executive Vice President in charge of Retail Banking in June 1993. He served as Executive Vice President in charge of Retail Banking at First American Metro Corp. from 1992 to June 1993 and as Executive Vice President in charge of Community Banking at Perpetual Savings Bank, F.S.B. from 1989 to 1992.

  FRED L. BOLLERER joined Riggs-Washington as Executive Vice President in charge of the General Banking Group in October 1993. During 1988 and 1989, Mr. Bollerer was the President and Chief Operating Officer of First American, N.A. of Washington, D.C. From 1989 to 1993, Mr. Bollerer was the Chairman and Chief Executive Officer of First American Metro Corp.

  PAUL CUSHMAN, III has served as Executive Vice President of Riggs-Washington in charge of the International Banking Group since 1992. He was Senior Vice President of Riggs-Washington from 1989 to 1992 and Vice President of Riggs-Washington from 1987 to 1989.

  GEORGE W. GROSZ has served as Executive Vice President of Riggs-Washington in charge of the Financial Services Group, which includes the Trust and Investment Department and the Private Banking Division, since 1987. He was a Director of Riggs-Washington from 1989 to 1993.

  GLORIA A. LEMBO has served as Executive Vice President in charge of the Technology Services Group of Riggs-Washington since August 1993. She has been a Senior Vice President since 1988 with various responsibilities for Deposit Operations, Corporate Operations, Commercial Real Estate Operations and Loan Operations.

  S. DEAN LESIAK joined the Company in July 1993 as Executive Vice President of Riggs-Washington in charge of Risk Management. He served as Chief Compliance Officer of First Florida Banks, Inc. from 1991 to 1993 and also as Senior Vice President--Senior Credit Policy Officer of First Florida Banks, Inc. from 1988 to 1991. Mr. Lesiak also served as a National Bank Examiner at the OCC for over ten years.

CONTRACT OF NEW CHIEF EXECUTIVE OFFICER OF RIGGS-WASHINGTON

  In June 1993, the Company entered into a three year contract with Paul Homan to serve as Vice Chairman of the Company and as President and Chief Executive Officer of Riggs-Washington. Mr. Homan will receive a base salary of $650,000 per year with an annual performance bonus of $300,000 payable in 1995 and 1996 if certain performance goals for the prior year are met and the Company and Riggs-Washington achieve substantial compliance with their respective regulatory understandings and agreements. Mr. Homan shall be deemed to have satisfied the performance goal for 1994 if the Company achieves a return on average assets of 50 basis points for the year ended December 31, 1994 and for 1995 if the Company achieves a return on average assets of 75 basis points for the year ended December 31, 1995. Mr. Homan also received options to purchase 400,000 shares of Common Stock at $8.125 per share. The options are not exercisable until the earlier of: (1) June 9, 1998, (2) a "change of control" of the Company as defined in the Company's 1993 Stock Option Plan and (3) the date on which the reported closing price of the Common Stock has been at least $12 per share on ninety percent of the trading days during any rolling six-month period.

                             PRINCIPAL STOCKHOLDER

  At November 15, 1993, there were 30,222,014 shares of Common Stock of the Company outstanding and eligible to vote. At such date, Mr. Joe L. Allbritton, Chairman of the Board and Chief Executive Officer of the Company, beneficially owned 9,970,489 shares of Common Stock representing 33.0% of the outstanding shares of Common Stock.

  Mr. Allbritton has sole voting and investment power with regard to 6,920,489 of these shares. Under federal securities laws, he is deemed to share voting and investment power with regard to 470,000 shares with Allwin, Inc., which is wholly owned by Mr. Allbritton. In addition, Mr. Allbritton may be deemed to share voting and investment power with regard to 1,250,000 shares owned by a charitable foundation of which Mr. Allbritton, Mrs. Allbritton and their son are the trustees although the assets of the foundation may not be used for their benefit and all investment decisions must by law be made with regard to the charitable interests of the foundation. Mr. Allbritton disclaims beneficial ownership of 1,732 shares owned by Mrs. Barbara B. Allbritton, a director of the Company, member of the Executive Committee of the Board of Directors and wife of Joe L. Allbritton, and 31,110 shares held for the benefit of their son by a trust of which Riggs-Washington is one of three trustees. As described below, Mr. Allbritton has shared voting and investment power with regard to the 1,330,000 shares of Common Stock purchased by Mrs. Allbritton in the October Equity Sale.

  The shares of Common Stock owned directly by Mr. Allbritton are pledged to secure a loan with a commercial bank. Should an event of default set forth in the related loan agreement (which contains standard default provisions) occur, the lending bank may be able to sell or transfer the shares depending on the circumstances. In the absence of such an event of default, Mr. Allbritton retains the right to receive the dividends and the power to vote the shares. For a more complete description of the loan, including default provisions, see the Schedule 13D and amendments thereto filed by Mr. Allbritton with the Commission.

  Mrs. Allbritton purchased 1,330,000 shares of Common Stock in the October Equity Sale (the "Shares") on the same terms as other investors that purchased Common Stock in the transaction. Mrs. Allbritton owns an additional 1,732 shares. Mrs. Allbritton has granted to Mr. Allbritton an irrevocable proxy to vote the Shares and has agreed not to sell the Shares free of the proxy except in limited market transactions, although she is not restricted from pledging the Shares. Mrs. Allbritton disclaims beneficial ownership of the 7,390,489 shares beneficially owned by Mr. Allbritton directly or indirectly through Allwin, Inc. as described above.

  As of November 15, 1993, taking into account the October Equity Sale, Mrs. Allbritton beneficially owned 1,331,732 shares of Common Stock or 4.4% of the total number of shares of Common Stock outstanding or 8.6% if the 1,250,000 shares owned by the charitable foundation described above, over which she shares voting and investment power, are included (excluding the 31,110 shares held in trust for her son as described above). The shares purchased by Mrs. Allbritton in the October Equity Sale are covered by a shelf registration statement recently filed by the Company with the Commission and, when such registration statement becomes effective, may be freely resold, subject to the agreement with Mr. Allbritton described above. She has agreed with the Company and the placement agents from the October Equity Sale, however, not to sell any such shares prior to April 19, 1994, except to members of her immediate family or to certain family-affiliated or charitable entities; provided that such agreement does not prohibit Mrs. Allbritton from pledging such shares as collateral security for a loan made by a lender in the ordinary course of its business, nor does it prohibit such lender from foreclosing or otherwise realizing on such collateral.

  The Company knows of no other stockholder who beneficially owns more than five percent of its common stock.

                           SUPERVISION AND REGULATION

GENERAL

  The Company and certain of its subsidiaries are subject to the supervision of and regulation by the Federal Reserve Board under the BHCA. The Company's national banking subsidiaries and their subsidiaries are subject to the supervision of and regulation by the OCC under the National Bank Act. Other federal, state, and foreign laws govern many aspects of the businesses of the Company and its subsidiaries. Generally, bank holding companies and banks are subject to a comprehensive regulatory structure.

  Under the BHCA, bank holding companies may not directly or indirectly acquire the ownership or control of five percent or more of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. The BHCA also restricts the types of activities in which a bank holding company and its subsidiaries may engage. Generally, activities are limited to banking and activities found by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto. In addition, the BHCA prohibits the Federal Reserve Board from approving an application by a bank holding company to acquire shares of a bank or bank holding company located outside the acquiror's principal state of operations unless such an acquisition is specifically authorized by statute in the state in which the bank or bank holding company whose shares are to be acquired is located. Most states have adopted statutes permitting an out-of-state bank holding company to acquire in-state banks and bank holding companies, but in many cases only if the state in which the acquiring company is located permits reciprocal acquisitions of its banks and bank holding companies and in some cases subject to geographic restrictions. The District of Columbia has authorized banks and bank holding companies within a thirteen-state region in the Southeastern United States to acquire banks within the District of Columbia subject to certain reciprocity and other requirements. Banks and bank holding companies outside this region may also acquire banks within the District of Columbia provided they make substantial financial commitments to the District of Columbia; it has not been established whether the District of Columbia statute satisfies the reciprocity requirements of states outside the thirteen-state region.

  The Company and its bank subsidiaries are required to maintain minimum levels of qualifying capital under the Federal Reserve Board's and the OCC's capital guidelines. For full discussion of these guidelines, see "Management Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources."

REGULATORY DEVELOPMENTS

  On May 14, 1993, the Company entered into the Memorandum of Understanding with the Federal Reserve Bank of Richmond and Riggs-Washington entered into the Written Agreement with the OCC. The Written Agreement and the Memorandum of Understanding were the result of regulatory concern over financial and operational weaknesses and continued losses primarily related to the Company's domestic and United Kingdom commercial real estate exposure.

  Under the terms of the Memorandum of Understanding, the Company will notify the Reserve Bank in advance of dividend declarations, the issuance and redemption of long-term debt and use of cash assets in certain circumstances. Pursuant to the Memorandum of Understanding, the Company has notified the Reserve Bank of the proposed issuance of Debt Securities and the use of the net proceeds thereof to redeem outstanding subordinated notes of the Company. The Reserve Bank has advised the Company that it has no objection to the proposed issuance of Debt Securities or redemption of such outstanding subordinated notes. Under the terms of the Memorandum of Understanding, the Company will also submit plans and reports to the Reserve Bank relating to capital, asset quality, loan loss reserves and operations, including contingency measures if projected operational results do not occur. In addition, the Audit Committee of the Company's Board of Directors will review and submit a report to the Reserve Bank on the adequacy of data submitted to it and the Board, and the Company has appointed a compliance committee of Directors to monitor performance under the Memorandum of Understanding.

  In accordance with the terms of the Written Agreement, Riggs-Washington has appointed a committee of its Board of Directors to monitor and coordinate compliance with the agreement, implement recommendations previously made by an independent management consultant, and continue to implement the action plan and work plan adopted by Riggs-Washington. Riggs-Washington has met a number of the requirements of the agreement, including filing amended call reports, adopting policies and procedures relating to the preparation of call reports, adopting a capital plan which has been approved by the OCC that requires, among other things, a minimum total risk-based capital ratio of 10.00%, a minimum Tier 1 risk-based capital ratio of 6.00% and a minimum leverage ratio of 5.00%, submitting for review by the OCC the results of BankStart '93, and appointing a president and chief executive officer.

RECENT BANKING LEGISLATION

  Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), in September 1992, the FDIC issued regulations to implement a risk-based deposit insurance assessment system under which the assessment rate for an insured depository institution varies according to the level of risk incurred in its activities. An institution's risk category is based partly upon whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. In addition, each insured institution is assigned to one of the following "supervisory subgroups": "healthy"; "supervisory concern"; or "substantial supervisory concern." Based on its capital category and supervisory subgroup, each insured institution is assigned an annual FDIC assessment rate, which currently varies between $.23 and $.31 per $100 of deposits. The new rates were effective for the semi-annual assessment period beginning January 1, 1993. The Company anticipates that insurance premiums for its three insured banking subsidiaries will rise by approximately $1.5 million during 1993 as a result of the new assessment schedule.

  FDICIA contains numerous other provisions. Among other things, FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA required each Federal banking agency, including the OCC, to specify within nine months after the date of enactment of the statute, by regulation, the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." In October 1992, each of the Federal banking agencies, including the OCC, issued uniform final regulations defining such capital levels. Under these regulations, a bank is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10 percent or greater, (ii) a Tier 1 risk-based capital ratio of 6 percent or greater, (iii) a leverage ratio of 5 percent or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level. An "adequately capitalized" bank is defined as one that has (i) a total risk-based capital ratio of 8 percent or greater, (ii) a Tier 1 risk-based capital ratio of 4 percent or greater and (iii) a leverage ratio of 4 percent or greater (or 3 percent or greater in the case of a bank with the highest composite regulatory examination rating). A bank is considered (A) "undercapitalized" if it has (i) a total risk-based capital ratio of less than 8 percent, (ii) a Tier 1 risk-based capital ratio of less than 4 percent or
(iii) a leverage ratio of less than 4 percent (or 3 percent in the case of a bank with the highest composite regulatory examination rating); (B) "significantly undercapitalized" if the bank has (i) a total risk-based capital ratio of less than 6 percent, (ii) a Tier 1 risk-based capital ratio of less than 3 percent or (iii) a leverage ratio of less than 3 percent; and

(C) "critically undercapitalized" if the bank has a ratio of tangible equity to total assets of equal to or less than 2 percent. Under these standards, Riggs-Washington is deemed to be "adequately capitalized" and each of Riggs-Maryland and Riggs-Virginia is deemed to be "well-capitalized". The applicable federal bank regulator for a depository institution may, under certain circumstances, reclassify a "well capitalized" institution as "adequately capitalized" or require an "adequately capitalized" or "undercapitalized" institution to comply with supervisory actions as if it were in the next lower category. Such a reclassification may be made if the regulatory agency determines that the institution is in an unsafe or unsound condition (which could include unsatisfactory examination ratings). A summary of applicable regulatory capital ratios and the minimums required by the OCC under its capital guidelines for Riggs-Washington, Riggs-Virginia and Riggs- Maryland on a historical basis are shown above under "Management's Discussion and Analysis of Financial Condition and Operating Results--Capital Ratios."

  FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to increased regulatory monitoring and growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee that capital plan in order for it to be accepted by the regulators, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount needed to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

  Significantly or critically undercapitalized institutions and undercapitalized institutions that do not submit and comply with capital restoration plans acceptable to the applicable Federal banking agency will be subject to one or more of the following sanctions: (i) forced sale of shares to raise capital or, where grounds exist for the appointment of a receiver or conservator, a forced merger; (ii) restrictions on transactions with affiliates; (iii) limitations on interest rates paid on deposits; (iv) further restrictions on growth or required shrinkage; (v) replacement of directors or senior executive officers, subject to certain grandfather provisions for those elected prior to the enactment of FDICIA; (vi) prohibitions on the receipt of correspondent deposits; (vii) restrictions on capital distributions by the holding companies of such institutions; (viii) required divestiture of subsidiaries by the institution; or (ix) other restrictions, as determined by the regulator. In addition, the compensation of executive officers would be frozen at the level in effect when the institution failed to meet the capital standards. A forced sale of shares or merger, restrictions on affiliate transactions and restrictions on rates paid on deposits would be required to be imposed by the primary federal regulator unless that regulator determined that they would not further capital improvement.

  FDICIA generally requires the appointment of a conservator or receiver within 90 days after a depository institution becomes critically undercapitalized, unless the FDIC and the institution's primary federal regulator jointly determine that another course of action would better protect the federal deposit insurance fund. FDICIA also provides that the board of directors of an insured depository institution will not be liable to the institution's shareholders or creditors for consenting in good faith to the appointment of a receiver or conservator for the institution or to an acquisition or merger of the institution required by the regulators.

  Under the FDIC's final regulations governing the receipt of brokered deposits, a bank cannot accept brokered deposits unless (i) it is "well capitalized" or (ii) it is "adequately capitalized" and receives a waiver from the FDIC. In addition, a bank that is not well capitalized may not offer rates of interest on deposits that are more than 75 basis points above prevailing rates. Also, "pass through" deposit insurance is not available for deposits of certain employee benefit plans in banks that do not meet all minimum capital requirements. As mentioned above, under the current regulations, Riggs-Washington is "adequately capitalized" and each of Riggs-Maryland and Riggs-Virginia is "well capitalized." Riggs-Washington does not solicit brokered deposits and, accordingly, the Company does not believe that the regulations will have an adverse effect on its operations. However, Riggs-Washington has received a waiver from the FDIC to provide pass-through deposit insurance to employee benefit plans held in the Trust Department.

  Among FDICIA's numerous other provisions are new reporting requirements, termination of the "too big to fail" doctrine except in special cases, limitations on the FDIC's ability to pay deposits at foreign branches and provisions requiring federal banking agencies to promulgate regulations and specify standards in numerous areas of bank operations, including interest rate exposure, asset growth, internal controls, credit underwriting, executive officer and director compensation, real estate construction financing, additional review of capital standards, interbank liabilities and other operational and managerial standards as the agencies determine appropriate. These regulations have increased and may continue to increase the cost of and the regulatory burden associated with the banking business.

CROSS-GUARANTY LIABILITY

  The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") provides for "cross-guarantees" by insured depository institutions that are commonly controlled. Pursuant to these cross-guarantee provisions, an insured depository institution is required to reimburse the FDIC for any loss suffered by either the Bank Insurance Fund ("BIF") or the Savings Association Insurance Fund ("SAIF") as a result of the default of a commonly controlled insured depository institution or for any assistance provided to such an insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The Company's bank subsidiaries are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of the Company's bank subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the Company's other bank subsidiaries and a potential loss of the Company's investment in such subsidiaries (and ultimately shareholders' investment in the Company).

RESTRICTIONS ON DIVIDENDS AND TRANSACTIONS WITH BANK SUBSIDIARIES

  Under Federal Reserve Board policy, a bank holding company should generally not pay dividends on its stock that exceed operating earnings. In addition, the Federal Reserve Board may prohibit payment of a dividend if the Federal Reserve Board deems such a payment to be an unsafe and unsound banking practice.

  As national banks subject to the supervision and examination of the OCC, Riggs-Washington, Riggs-Virginia and Riggs-Maryland are subject to legal limitations on the source and amount of dividends they are permitted to pay to the Company. A national bank may pay dividends only to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation). Moreover, unless a national bank's surplus fund equals its common capital, dividends may be paid only after 10 percent of its net profits (as defined) for the specified preceding period have been transferred to the bank's surplus fund. In addition, prior approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of that bank's net profits (as defined) for that year and its retained net profits for the preceding two calendar years, less any required transfers to either surplus or any fund for retirement of any preferred stock. The payments of dividends by the Company's national bank subsidiaries may also be affected by other factors, such as requirements for the maintenance of adequate capital. See "Risk Factors and Special Considerations--Holding Company Liquidity." In addition, the OCC is authorized to determine under certain circumstances relating to the financial condition of a national bank whether the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The Written Agreement requires that Riggs-Washington notify the OCC before paying any dividends to the Company.

  There are legal restrictions on the extent to which the Company and certain of its non-bank subsidiaries may borrow or otherwise obtain credit from Riggs-Washington, Riggs-Virginia and Riggs-Maryland. Subject to certain limited exceptions, a bank subsidiary may not extend credit to the Company or to any other affiliate (as defined) in an amount which exceeds 10% of its capital stock and surplus and may not extend credit in the aggregate to such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirements as to the type, amount and quality of collateral which must secure such extensions of credit by these banks to the Company or to other affiliates. Finally, extensions of credit and other transactions between the bank subsidiary and the Company or other affiliates must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to such bank as those prevailing at the time for comparable transactions with non-affiliated companies.

  Under Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to their subsidiary banks and to commit resources to support such banks in circumstances where a bank holding company might not do so absent such policy. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  Because the Company is a holding company, its right to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of bank subsidiaries) except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

 Omnibus Budget Reconciliation Act of 1993

  The recently enacted Omnibus Budget Reconciliation Act of 1993 included a so-called depositor preference provision. Under the provision, in the event of a liquidation of an insured bank, claims of depositors and their subrogees, including the FDIC in respect of the payment of insured deposits, would be entitled to a preference over all other claimants against the bank, including senior creditors other than depositors. To date, the Company's bank subsidiaries have not experienced a negative impact from this provision, but the Company is unable to predict whether it will have a negative impact in the future.

                       DESCRIPTION OF THE DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and The Bank of New York, as Trustee (the "Trustee"). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Available Information." Specific terms of Offered Debt Securities sold in each offering will be described in the Prospectus Supplement relating thereto. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition therein of certain terms, and, in the case of any particular Offered Debt Securities, the description of the terms thereof in the applicable Prospectus Supplement. Wherever particular sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, it is intended that such sections or defined terms shall be incorporated by reference herein or therein, as the case may be. References in this section entitled "Description of the Debt Securities" to the "Company" mean only Riggs National Corporation and not its subsidiaries.

GENERAL

  The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more separate series. In addition, Debt Securities issued at different times in different offerings may constitute part of a single series.

  Unless otherwise indicated in the relevant Prospectus Supplement, the Debt Securities will be unsecured and subordinated in right of payment to all existing and future Senior Indebtedness (as defined below) of the Company and, in certain circumstances, to all existing and future Other Financial Obligations (as defined below) of the Company. See "--Subordination." At September 30, 1993, the Company had no Senior Indebtedness and no Other Financial Obligations outstanding. The Debt Securities are also effectively subordinate in right of payment to all existing and future indebtedness of the Company's subsidiaries. The Indenture does not limit or prohibit the incurrence of additional indebtedness (including additional Senior Indebtedness or Other Financial Obligations) by the Company, or the issuance of additional indebtedness by its subsidiaries, nor does the Indenture contain provisions which would protect the Holders of, or owners of beneficial interests in, the Debt Securities against a sudden decline in credit quality resulting from takeovers, recapitalizations or other similar restructurings.

  Unless otherwise indicated in the relevant Prospectus Supplement, payment of the principal of the Debt Securities may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default in the performance of any obligation of the Company under the Indenture or the Debt Securities, including any obligation to pay principal or interest on the Debt Securities. See "--Events of Default and Limited Rights of Acceleration."

  The Prospectus Supplement will set forth the price or prices at which the Offered Debt Securities will be issued and will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) whether the Offered Debt Securities are convertible into Common Stock, or cash in lieu thereof, and if so, the terms and conditions upon which such conversion will be effected, including the initial conversion price or conversion rate and other conversion provisions; (4) the date or dates on which the Offered Debt Securities will mature; (5) the rate or rates per annum at which the Offered Debt Securities will bear interest, if any, or the manner in which such rates will be determined and the date from which such interest, if any, will accrue;
(6) the Interest Payment Dates on which such interest (if any) on the Offered Debt Securities will be payable and the Regular Record Dates for such Interest Payment Dates; (7) the currency or currency unit, if other than United States dollars, of payment of principal of, and premium and interest, if any, on the Offered Debt Securities; (8) whether the Offered Securities will be represented in whole or in part by one or more Global Securities; (9) any mandatory or optional sinking fund or analogous provisions; (10) any additions to, or modifications or deletions of, any Events of Default or covenants and the remedies with respect thereto provided for with respect to the Offered Debt Securities; (11) any redemption terms; (12) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities payable upon acceleration of the maturity thereof; and (13) any other specific terms of the Offered Debt Securities.

  Unless otherwise specified in the Prospectus Supplement, principal of, and premium and interest, if any, on, the Offered Debt Securities will be payable at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, the City of New York, and the Offered Debt Securities may be surrendered for transfer or exchange at said office or agency; provided that payment of interest, if any, may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register for the Offered Debt Securities on the Regular Record Date for such interest. (Sections 3.1, 3.7 and 10.2) The office of the Trustee in the Borough of Manhattan, the City of New York, will initially be designated such office or agency.

FORM, EXCHANGE & TRANSFER

  The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Prospectus Supplement, if denominated in United States dollars, will be issued in denominations of $1,000 and any integral multiple thereof. At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 3.5)

  Subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  If Debt Securities of any series are to be redeemed in part, the Company will not be required (i) to issue, register the transfer of or exchange any Debt Security of any series during a period beginning at the opening of business 15 days before the date of the mailing of a notice of redemption of any Debt Securities of that series selected for redemption and ending at the close of business on the date of such mailing or (ii) to register the transfer of or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of Debt Securities being redeemed in part. (Sections 3.2 and 3.5) Offered Debt Securities may also be represented by one or more Global Securities. See "--Global Securities."

  All moneys paid by the Company to the Trustee or any Paying Agent for the payment of principal of or any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest shall have become due and payable may be repaid to the Company and thereafter the Holder of such Debt Security shall look only to the Company for payment thereof. (Section 10.3)

  If any Offered Debt Securities are payable in a currency or currency unit other than United States dollars, special federal income tax and other considerations applicable to such Debt Securities will be described in the Prospectus Supplement relating thereto.

  The Debt Securities may be issued as Original Issue Discount Securities (bearing no interest or bearing interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their principal amount. If any Debt Securities are issued as Original Issue Discount Securities, special federal income tax and other considerations applicable to such Debt Securities may be described in the Prospectus Supplement relating thereto.

GLOBAL SECURITIES

  If indicated in the applicable Prospectus Supplement, any Offered Debt Securities may be issued in the form of one or more Global Securities registered in the name of the Depository or a nominee thereof. Except as described herein or in the applicable Prospectus Supplement, Offered Debt Securities in definitive form will not be issued in exchange for any Global Security. A Global Security may not be transferred by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of such successor unless (i) the Depository has notified the Company that it is unwilling or unable to continue as Depository for such Global Security or has ceased to be qualified to act as such as required by the Indenture and a successor is not appointed by the Company within 90 days, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. (Sections 2.4 and 3.5). Upon the occurrence of any of the foregoing events, the Company will issue Debt Securities in definitive form upon registration of transfer of, or in exchange for, such Global Security. In addition, the Company may at any time and in its sole discretion determine that any Debt Securities represented by a Global Security shall no longer be represented by a Global Security and, in such event, will issue Debt Securities in definitive form in exchange for the entire principal amount of such Global Security. (Section 3.5) All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depository may direct.


  Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository or its nominee ("Participants") or persons that may hold interests through Participants. The Company expects that upon the issuance of a Global Security, the Depository will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Offered Debt Securities represented by such Global Security. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the Offered Debt Securities. Ownership of beneficial interests in each Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository or its nominee (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

  So long as the Depository or its nominee is the registered owner of a Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the Offered Debt Securities represented by such Global Security for all purposes under the Indenture. (Section 3.8) Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture, and these procedures may change from time to time. The Company understands that under existing industry practices, in the event the Company requests any action of Holders or an owner of a beneficial interest in a Global Security desires to take any action which a Holder is entitled to take under the Indenture, the Depository would authorize the Participants holding the relevant beneficial interests to take such action, and such Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal of, and any premium or interest on, any Debt Securities represented by a Global Security will be made to the Depository or its nominee, as the registered owner of such Global Security. The Company expects that upon receipt of any payment of principal of, or interest on, a Global Security, the Depository will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depository. Payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name." None of the Company, the Trustee, any Paying Agent or any other agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Depository has advised the Company as follows: it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities for Participants and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of Participants. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or Indirect Participants.

  Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in a Global Security, in some cases, may trade in the Depository's same-day funds settlement system, in which secondary market trading activity in those beneficial interests would be required by the Depository to settle in immediately available funds. There is no assurance as to the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests. Also, settlement for purchases of beneficial interests in a Global Security upon the original issuance thereof may be required to be made in immediately available funds.

SUBORDINATION

  The Debt Securities will be expressly subordinated in right of payment, to the extent set forth in the Indenture, to all Senior Indebtedness. (Section 13.1) In certain events of insolvency, the Debt Securities will, to the extent set forth in the Indenture, also be effectively subordinated in right of payment to the prior payment of all Other Financial Obligations. (Section 13.15)

  If the Company shall default (and during the continuation of any such default beyond any applicable grace period) in the payment of any principal of, or premium or interest on, any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, or if any event of default with respect to Senior Indebtedness shall have occurred and be continuing permitting the holders thereof (or a trustee on behalf of such holders) to accelerate the maturity thereof, or any judicial proceeding shall be pending with respect to any such default in payment or event of default then, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist and any such acceleration shall have been rescinded or annulled, or such judicial proceeding shall be no longer pending, no payment shall be made by the Company on account of principal of or premium or interest on the Debt Securities, or on account of the purchase or other acquisition of any of the Debt Securities other than payment made in Common Stock (or cash in lieu of fractional shares thereof) upon conversion pursuant to the Indenture. In the event that any Debt Securities are declared due and payable before their Stated Maturity, holders of Senior Indebtedness will be entitled to be paid in full (or provision shall be made for such payment in cash) before any payment may be made on account or in respect of the Debt Securities other than payment made in Common Stock (or cash in lieu of fractional shares thereof) upon conversion pursuant to the Indenture. If the Company makes any payment to the Trustee or to or on behalf of any Holder of Debt Securities prohibited by the provisions described above, such payment must be paid over to the Company. (Sections 13.3 and 13.4) "Senior Indebtedness" of the Company means the principal of, premium, if any, and interest on all indebtedness for money borrowed or purchased by the Company, or borrowed or purchased by another and guaranteed by the Company (including any deferred obligation for the payment of the purchase price of property or assets evidenced by a note or similar agreement and any obligation to pay rent or other amounts under a capitalized lease obligation), whether outstanding on the date of execution of the Indenture or subsequently created, assumed or incurred, and any amendments, renewals, extensions, modifications and refundings of any such Senior Indebtedness, other than (i) the Floating Rate Subordinated Notes, the Subordinated Capital Notes and the Company's 9.65% Subordinated Debentures due 2009, (ii) such other indebtedness as by its terms is expressly stated not to be superior in right of payment or to rank pari passu in right of payment to the Debt Securities and (iii) the Debt Securities. (Section 1.1)

  In the event of any insolvency, bankruptcy, receivership, reorganization, assignment for the benefit of creditors, marshalling of assets and liabilities or similar proceedings relating to, or any liquidation, dissolution or winding-up of, the Company, whether voluntary or involuntary, all obligations of the Company to holders of Senior Indebtedness shall be entitled to be paid in full (or provision shall be made for such payment in money or money's worth) before any payment shall be made on account of the principal of or premium or interest on the Debt Securities. In the event of any such proceeding, if any payment by or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than shares of stock of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, in each case, the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Debt Securities, to the payment of all Senior Indebtedness at the time outstanding), shall be received by the Trustee or by or on behalf of the Holders of the Debt Securities before all Senior Indebtedness is paid in full or payment therefor is provided for, such payment or distribution shall be held (in trust if received by the Holders of the Debt Securities) for the benefit of the holders of such Senior Indebtedness and shall be paid over to the trustee in bankruptcy or other Person making payment or distribution of the assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. (Section 13.2) If, upon any such payment or distribution of assets to creditors, there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of the Debt Securities (as defined in the Indenture, "Excess Proceeds") and if, at such time, any person entitled to payment pursuant to the terms of Other Financial Obligations has not received payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Debt Securities. (Section 13.15) Payments or distributions received by the Trustee or by or on behalf of any Holder in contravention of the provisions described above must be paid over to the trustee in bankruptcy or other Person making payment or distribution of the assets of the Company. The term "Other Financial Obligations," as defined in the Indenture, includes all obligations of the Company (including guarantees of obligations of others), whether outstanding on the date of execution of the Indenture or subsequently created, assumed or incurred, to make payment pursuant to the terms of financial instruments, such as: (i) securities contracts and currency and foreign exchange contracts, and (ii) derivative instruments, such as swap agreements (including interest rate and currency and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts, other than (x) obligations on account of Senior Indebtedness and (y) obligations on account of indebtedness for money borrowed which by their terms expressly ranks pari passu with or subordinate to the Debt Securities. (Section 1.1)

  By reason of such subordination, in the event of the bankruptcy or insolvency of the Company or similar event, whether before or after maturity of the Debt Securities, holders of Senior Indebtedness or of Other Financial Obligations may receive more, ratably, and Holders of the Debt Securities having a claim pursuant to the Debt Securities may receive less, ratably, than creditors of the Company who do not hold Senior Indebtedness, Other Financial Obligations or Debt Securities.

  In addition, in the event of the insolvency, bankruptcy, receivership, conservatorship or reorganization of the Company, the claims of the Holders of the Debt Securities would be subject as to enforcement to the broad equity power of a Federal bankruptcy court, and to the determination by that court of the nature of the rights of the Holders.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

  The Company may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any person (a "successor person"), and may not permit any person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and expressly assumes the Company's obligations on the

Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing and (iii) certain other conditions are met. Notwithstanding the foregoing, the Company may, without the consent of any Holder of the Debt Securities of any series, convey or transfer its assets substantially as an entirety to any person in connection with a transfer that is assisted by a Federal bank regulatory authority and in such case the Company's obligations under the Indenture need not be assumed by the entity acquiring such assets. (Section 8.1)

EVENTS OF DEFAULT AND LIMITED RIGHTS OF ACCELERATION

  Unless otherwise provided in the applicable Prospectus Supplement, pursuant to the Indenture, an Event of Default with respect to the Debt Securities of any series is defined as any one of the following events: (a) default for 30 days in the payment of any interest upon any Debt Security of such series when it becomes due and payable; (b) default in the payment of the principal of any Debt Security of such series at its maturity; (c) default in the deposit of any sinking fund payment, when and as due by the terms of the Debt Securities of such series; (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of Debt Securities of another series) which continues for 60 days after the Holders of at least 25% in principal amount of Outstanding Debt Securities of such series have given written notice as provided in the Indenture; and (e) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 5.1)

  If an Event of Default of a type set forth in clause (e) above with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of that principal amount as may be specified in the terms of that series) of all the Debt Securities of such series to be due and payable immediately. At any time after a declaration of acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree for payment of the money due based on such acceleration has been obtained, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series may, under certain circumstances, rescind and annul such acceleration. (Section 5.2)

  The Indenture does not provide for any right of acceleration of the payment of the principal of the Debt Securities of any series upon a default in the payment of principal, premium or interest or a default in the performance of any covenant or agreement in the Debt Securities of such or any other series or in the Indenture. Accordingly, the Trustee and the Holders of Debt Securities of any series will not be entitled to accelerate the maturity of such Debt Securities upon the occurrence of any of the Events of Default with respect thereto described above, except for those described in clause (e) above. If a default in the payment of principal, premium or interest or in the performance of any covenant or agreement in the Debt Securities of any series or in the Indenture occurs, the Trustee may, subject to certain limitations and conditions, seek to enforce payment of such principal, premium or interest on such Debt Securities, or the performance of such covenant or agreement. (Section 5.3)

  The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default with respect to the Debt Securities of any series to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of such Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 6.3) Subject to certain limitations, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series. (Section 5.12) The right of a Holder of any Debt Security to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute and unconditional right to receive payment of principal of and any premium and any interest when due and to institute suit for the enforcement of any such payment. (Sections 5.7 and 5.8)

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Sections 1.2 and 10.4) The Trustee may withhold notice to Holders of Debt Securities of any series of any default (except in payment of principal, premium or interest on such Debt Securities) if it in good faith determines that it is in the interests of such Holders to do so.

DEFEASANCE AND COVENANT DEFEASANCE

  Defeasance and Discharge. Unless otherwise provided in the applicable Prospectus Supplement, the Company may, at its option and at any time, be discharged from all its obligations, and the provisions of Article Thirteen relating to subordination will cease to be effective, with respect to any Offered Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies, to hold moneys for payment in trust and to effect conversion of Convertible Debt Securities (as defined below)) upon the deposit in trust for the benefit of the Holders of such Offered Debt Securities of (a) money or (b) certain U.S. Government Obligations which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Offered Debt Securities on their stated maturity in accordance with the terms of the Indenture and such Offered Debt Securities or (c) a combination thereof subject to certain requirements. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Offered Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such defeasance was not to occur. (Sections 14.2 and 14.4)

  Defeasance of Certain Covenants. Unless otherwise provided in the applicable Prospectus Supplement, the Company may, at its option and at any time, omit to comply with certain restrictive covenants in the Indenture relating to the maintenance of properties and the payment of taxes (as well as any other restrictive covenants in the Indenture that may be described in the applicable Prospectus Supplement), whereafter the occurrence of certain Events of Default, which are described above in clause (d) (with respect to any such restrictive covenants) and clause (e) under "Events of Default" (as well as any other Events of Default that may be described in the applicable Prospectus Supplement) will be deemed not to be or result in an Event of Default and the provisions of Article Thirteen relating to subordination will cease to be effective, in each case with respect to any Offered Debt Securities. The Company, in order to exercise such option with respect to any Offered Debt Securities, will be required to deposit in trust for the benefit of the Holders of such Offered Debt Securities of (a) money or (b) certain U.S. Government Obligations which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Offered Debt Securities on their stated maturity accordance with the terms of the Indenture and such Offered Debt Securities or (c) a combination thereof subject to certain requirements. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Offered Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such defeasance was not to occur. In the event the Company exercises this option with respect to any Offered Debt Securities and such Offered Debt Securities were declared due and payable because of the occurrence of any Event of Default described in clause (e) under "Events of Default" the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Offered Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Offered

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Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 14.3 and 14.4)

MODIFICATION AND WAIVER

  The Indenture provides that the Company and the Trustee may enter into a supplemental indenture to amend the Indenture or any Debt Securities without the consent of any Holder of any Debt Security: (1) to evidence the succession of another Person to the Company and the assumption by such successor of the Company's covenants in the Indenture and any Debt Securities; (2) to add to the covenants of the Company further covenants, restrictions or conditions for the benefit of the Holders of any Debt Securities; (3) to add to, change or eliminate any of the provisions of the Indenture, provided, however, that any such addition, change or elimination (i) does not apply to any Debt Security created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the Holder of any such Debt Security with respect to such provision or (ii) becomes effective only when there is no such Debt Security Outstanding; (4) to add to, change or eliminate any of the provisions relating to subordination of the Debt Securities, provided that any such addition, change or elimination does not adversely effect the rights of any Holder of Debt Securities in any material respect; (5) to add to or change any of the provisions of the Indenture necessary to permit or facilitate the issuance of Debt Securities in bearer or uncertificated form; (6) to provide for the terms and conditions of conversion into securities or other property of any Debt Securities that are so convertible to the extent such terms and conditions differ from those in the Indenture; (7) to establish the form or terms of Debt Securities of any series in certain circumstances; (8) to secure any Debt Securities; (9) to evidence and provide for the acceptance of appointment by a successor trustee or to add to or change any of the provisions of the Indenture necessary to provide for or facilitate the administration of the trust by more than one Trustee; (10) to cure any ambiguity, defect or inconsistency or to make such other provision in regard to matters or questions arising under the Indenture which do not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; or (11) to add any additional Events of Default for the benefit of the Holders of any Debt Securities. (Section 9.1)

  In addition to the foregoing, modifications and amendments of the Indenture with respect to Debt Securities of any series may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of Outstanding Debt Securities of such series, provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of any Debt Securities payable upon the acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any such payment on or with respect to any Debt Security when due, (f) modify the provisions of the Indenture with respect to the subordination of Debt Securities in a manner adverse to the Holders or (g) reduce the percentage of the principal amount of Outstanding Debt Securities of any series the consent of whose Holders is required for modification or amendment of the Indenture or for any waiver. (Section 9.2)

  The Holders of a majority in principal amount of Outstanding Debt Securities may, on behalf of all Holders of Debt Securities of such series, waive, insofar as the Debt Securities of such series are concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 10.8) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of Debt Securities of such series, waive any past default under the Indenture with respect to the Debt Securities of such series except a default in the payment of principal of, or any premium or interest, or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby. (Section 5.13)

  The Company may, in the circumstances permitted by the Trust Indenture Act of 1939, fix any day as the record date for the purpose of determining the Holders of Debt Securities of any series entitled to give or take any request, demand, authorization, direction, notice, consent, waiver or other action, or to vote on any action, authorized or permitted to be given or taken by Holders of Debt Securities of such series. (Section 1.4)

CONVERSION

  If any of the Offered Debt Securities are convertible into shares of Common Stock ("Convertible Debt Securities"), specific terms with respect to such Convertible Debt Securities, including the conversion price, will be set forth in the Prospectus Supplement relating thereto. Convertible Debt Securities may be presented for conversion to the conversion agent identified in the Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will generally apply to such Convertible Debt Securities.

  The Convertible Debt Securities shall be convertible into the number of shares of Common Stock obtained by dividing the principal amount so to be converted by the conversion price. The right to convert a Convertible Debt Security, or portion thereof, shall begin on the date of issuance of such Convertibled Debt Security and shall terminate on the maturity of such Convertible Debt Security. The right to convert a Convertible Debt Security, or portion thereof, called for redemption or delivered for repurchase shall terminate on the redemption date or repurchase date. (Section 15.2)

  Convertible Debt Securities surrendered for conversion during the period from any record date for such Convertible Debt Securities to the related interest payment date (except Convertible Debt Securities called for redemption within such period) shall be accompanied by payment of an amount equal to the interest payable on the principal amount of the Convertible Debt Security being surrendered for conversion. No other payment or adjustment shall be made for interest or dividends upon conversion. (Section 15.3) Cash will be paid in lieu of the issuance of fractional shares of Common Stock upon conversion based on the market price (determined in accordance with the Indenture) of the Common Stock. (Section 15.4)

  The conversion price shall be adjusted, with certain exceptions, in the event of (a) dividends (and other distributions) on the Common Stock payable in shares of Common Stock, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price of the Common Stock, (c) distribution to all holders of the Common Stock of evidences of indebtedness, equity securities other than Common Stock or assets (other than cash paid from retained earnings of the Company), and (d) distribution to all holders of Common Stock of rights, options or warrants to subscribe for or purchase for securities (other than those referred to in subsection (b) above). In addition to the foregoing adjustments, the Company will be permitted to make such reductions in conversion price as it considers to be advisable in order that any stock dividend, subdivision of shares, distribution rights or warrants to purchase stock or securities, or distribution of other assets (other than cash dividends made by the Company) will not be taxable. (Section 15.5)

  No adjustments in the conversion price shall be required unless such an adjustment would require an increase or decrease of at least 1% of the conversion price; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

  In the case of any consolidation or merger of the Company with or into any other Person (with certain exceptions) or any sale or transfer of all or substantially all the assets of the Company, the holder of Convertible Debt Securities, after the consolidation, merger, sale or transfer, will have the right to convert such Convertible Debt Securities only into the kind and amount of securities, cash or other property which the holder would have been entitled to receive upon such consolidation, merger, sale or transfer, if the holder had held such Common Stock issuable upon conversion of such Convertible Debt Securities immediately prior to such consolidation, merger, sale or transfer. (Section 15.5)

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

  The Company and its subsidiaries maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.

                              PLAN OF DISTRIBUTION

  The Company may sell Debt Securities to one or more underwriters (which may include Dillon, Read & Co. Inc. and Friedman, Billings, Ramsey & Co., Inc.) for public offering and sale by them or may sell Debt Securities to investors either directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Debt Securities will be named in the applicable Prospectus Supplement.

  Underwriters may offer and sell the Offered Debt Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Offered Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Debt Securities for whom they may act as agent. Underwriters may sell the Offered Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Offered Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

  Unless otherwise specified in the applicable Prospectus Supplement, each offering of Offered Debt Securities will be a new issue of securities with no established trading market. Any underwriters to whom Offered Debt Securities are sold by the Company for public offering and sale may make a market in such Offered Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Debt Securities.

  Certain of the underwriters and their associates may be customers of, engage in transactions with and perform services for the Company or its subsidiaries in the ordinary course of business.

                        VALIDITY OF THE DEBT SECURITIES

  The validity of the Debt Securities will be passed upon for the Company by David Lesser, General Counsel of the Company, and by Sullivan & Cromwell, New York, New York, and unless otherwise indicated in the applicable Prospectus Supplement, for any underwriters or agents by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Sullivan & Cromwell and Simpson Thacher & Bartlett will rely as to the due incorporation of the Company upon the opinion of Mr. Lesser. As of the date of this Prospectus, Mr. Lesser owned or held options to purchase 21,000 shares of Common Stock, and he held an additional 1,000 shares of Common Stock as custodian for his minor son.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1992 and 1991 and for the years ended December 31, 1992, 1991 and 1990, incorporated by reference in this Prospectus, have been audited by Arthur Andersen & Co., independent public accountants, as stated in their report with respect thereto, which is incorporated by reference herein upon the authority of said firm as experts in giving said reports. With respect to the financial statements of Riggs AP, an indirect, wholly owned subsidiary of the Company, as of December 31, 1992 and 1991 and for the years ended December 31, 1992, 1991 and 1990, Arthur Andersen & Co. has based its report referred to above, as stated in such report, solely on the report of Ernst & Young Chartered Accountants, independent auditors, with respect to such financial statements of Riggs AP given upon the authority of such firm as experts in accounting and auditing. The report of Ernst & Young Chartered Accountants with respect to such financial statements is incorporated herein by reference.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by
 Reference................................................................    2
Prospectus Summary........................................................    3
Risk Factors and Special Considerations...................................    7
The Company...............................................................   12
Recent Developments.......................................................   13
Use of Proceeds...........................................................   19
Capitalization............................................................   20
Selected Consolidated Financial
 Information..............................................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   23
Management................................................................   46
Principal Stockholder.....................................................   48
Supervision and Regulation................................................   49
Description of the Debt Securities........................................   53
Plan of Distribution......................................................   63
Validity of the Debt Securities...........................................   63
Experts...................................................................   64

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  $125,000,000

                           RIGGS NATIONAL CORPORATION

                                  SUBORDINATED
                                DEBT SECURITIES

                         [LOGO OF RIGGS APPEARS HERE]


                               -----------------

                                   PROSPECTUS



- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      Securities and Exchange Commission registration fee.......... $43,103.75
      Printing and engraving expenses..............................     70,000*
      Legal fees and expenses......................................    125,000*
      Accounting fees and expenses.................................    150,000*
      Blue Sky fees and expenses...................................     15,000*
      Miscellaneous expenses.......................................  96,896.25*
                                                                    ----------
        Total...................................................... $  500,000*
                                                                    ==========

- --------
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of the State of Delaware, Article Eleventh of the Company's Certificate of Incorporation and Section 14.1 of the Company's Bylaws provide for indemnification of the Company's directors and officers in a variety of circumstances which may include liabilities under the Securities Act of 1933.

  The general effect of the provisions in the Company's Certificate of Incorporation and Delaware General Corporation Law is to provide that the Company shall indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with the defense or settlement of any judicial or administrative proceedings in which they become involved by reason of their status as directors or officers of the Company, if they acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to legal proceedings by or in the right of the Company in which a director or officer is adjudged liable for improper performance of his duty to the Company or another enterprise which he served in a similar capacity at the request of the Company, indemnification is limited by such provisions to that amount which is permitted by the court. In addition, the Company has purchased insurance as permitted by Delaware law on behalf of directors, officers, employees or agents, which may cover liabilities under the Securities Act of 1933.

  In addition, Article Eleventh of the Company's Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision does not eliminate or limit the liability of a director for; (i) breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) willful or negligent conduct in paying illegal dividends or improperly purchasing or redeeming the Company's own stock; or (iv) any transaction in which the director obtains an improper personal benefit.

ITEM 16. EXHIBITS

      1    Form of Underwriting Agreement will be filed as an exhibit to a Current Report on Form
            8-K and incorporated herein by reference
      4    Indenture to be dated as of January 1, 1994 between Riggs National
            Corporation and The Bank of New York as Trustee
      5*   Opinion of David Lesser, General Counsel of Riggs National Corporation,
            as to the validity of the Debt Securities
     12*   Computation of Ratio of Earnings to Fixed Charges
     23.1  Consent of Arthur Andersen & Co.
     23.2  Consent of Ernst & Young
     24*   Power of Attorney
     25    Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York

- --------

* Previously filed

ITEM 17. UNDERTAKINGS

  1. The undersigned registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

    (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WASHINGTON, D.C., ON THE 13TH DAY OF JANUARY, 1994.

                                          Riggs National Corporation

                                                 * Joe L. Allbritton
                                          _____________________________________
                                          Name:      JOE L. ALLBRITTON
                                          Title:   CHAIRMAN OF THE BOARD
                                                AND CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


                                                TITLE                DATE

      * Joe L. Allbritton               Chairman of the Board and
- -------------------------------------    Chief Executive Officer    January 13, 1994
         (JOE L. ALLBRITTON)


        * Paul M. Homan
- -------------------------------------   Vice Chairman of the Board  January 13, 1994
           (PAUL M. HOMAN)


     * Timothy C. Coughlin
- -------------------------------------   President                   January 13, 1994
        (TIMOTHY C. COUGHLIN)


        * John L. Davis                 Chief Financial Officer
- -------------------------------------    (Principal Financial and   January 13, 1994
           (JOHN L. DAVIS)               Accounting Officer)


    * Barbara B. Allbritton
- -------------------------------------   Director                    January 13, 1994
       (BARBARA B. ALLBRITTON)


- -------------------------------------   Director

        (NORMAN R. AUGUSTINE)

        * Calvin Cafritz
- -------------------------------------   Director                    January 13, 1994
          (CALVIN CAFRITZ)


   * Charles A. Camalier, III
- -------------------------------------   Director                    January 13, 1994
     (CHARLES A. CAMALIER, III)


     * Floyd E. Davis, III
- -------------------------------------   Director                    January 13, 1994
        (FLOYD E. DAVIS, III)


    * Jacqueline C. Duchange
- -------------------------------------   Director                    January 13, 1994
      (JACQUELINE C. DUCHANGE)


             SIGNATURES                         TITLE                DATE

      * Michela A. English
- -------------------------------------   Director                    January 13, 1994
        (MICHELA A. ENGLISH)


     * James E. Fitzgerald
- -------------------------------------   Director                    January 13, 1994
        (JAMES E. FITZGERALD)


- -------------------------------------   Director
        (DAVID J. GLADSTONE)


      * Lawrence I. Hebert
- -------------------------------------   Director                    January 13, 1994
        (LAWRENCE I. HEBERT)


- -------------------------------------   Director
        (MICHAEL J. JACKSON)


    * Leo J. O'Donovan, S.J.
- -------------------------------------   Director                    January 13, 1994
      (LEO J. O'DONOVAN, S.J.)


      * Steven B. Pfeiffer
- -------------------------------------   Director                    January 13, 1994
        (STEVEN B. PFEIFFER)


       * John A. Sargent
- -------------------------------------   Director                    January 13, 1994
          (JOHN A. SARGENT)


     * James R. Schlesinger
- -------------------------------------   Director                    January 13, 1994
       (JAMES R. SCHLESINGER)


       * Robert L. Sloan
- -------------------------------------   Director                    January 13, 1994
          (ROBERT L. SLOAN)


      * James W. Symington
- -------------------------------------   Director                    January 13, 1994
        (JAMES W. SYMINGTON)


         * Jack Valenti
- -------------------------------------   Director                    January 13, 1994
           (JACK VALENTI)


      * Eddie N. Williams
- -------------------------------------   Director                    January 13, 1994
         (EDDIE N. WILLIAMS)


* David Lesser, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and filed herewith with the Securities and Exchange Commission.

         /s/ David Lesser
By: _________________________________
  David Lesser, Attorney-in-fact

                                 EXHIBIT INDEX

     EXHIBIT                                                         SEQUENTIAL
       NO.                        DESCRIPTION                         PAGE NO.
     -------                      -----------                        ----------
       1     Form of Underwriting Agreement will be filed as an
              exhibit to a Current Report on Form 8-K and
              incorporated herein by reference
       4     Indenture to be dated as of January 1, 1994 between
              Riggs National Corporation and The Bank of New York
              as Trustee
       5*    Opinion of David Lesser, General Counsel of Riggs
              National Corporation, as to the validity of the Debt
              Securities
      12*    Computation of Ratio of Earnings to Fixed Charges
      23.1   Consent of Arthur Andersen & Co.
      23.2   Consent of Ernst & Young
      24*    Power of Attorney
      25     Form T-1 Statement of Eligibility under the Trust
              Indenture Act of 1939
              of The Bank of New York

    --------

    * Previously filed.